Q-GOLD RESOURCES LTD.



April 21, 2006

Securities and Exchange Commission
450, 5th Street NW
Washington, DC 20549

Attention: **Office of International Corporate Finance**

Dear Sirs:

Re: **Q-Gold Resources Ltd. (formerly Solana Petroleum Corp.)**
File No. 82-4931

Please accept for filing the enclosed Technical Report.

Sincerely,

Eric A. Gavin
Chief Financial Officer

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

1. TITLE PAGE

Report for

Q-Gold Resources, Limited

On the

Northwestern Ontario Gold & Base Metal Properties

Mine Centre Area
Rainy River District

Formally Held by

Hexagon Gold (Ontario) Limited

Prepared by

Northwest Mineral Development Services
Site 148, Comp. 9, RR #1
Kenora, ON P9N 3W7
Phone: 807-548-6369
Email: beard_r@hotmail.com

March 27, 2006 Kenora, Ontario

2. TABLE OF CONTENTS

MAPS

FIGURES

3. SUMMARY

The properties held by Q-Gold Resources, which are the subject of this report, consist of a large block (approximately 19,035 acres) of mining claims and leases (the "Mineral Properties") located in Northwestern Ontario, near Mine Centre, between Thunder Bay and Fort Frances.

On April 18, 2003, Solana Petroleum Corporation ("Solana") entered into an option agreement with Hexagon Gold (Ontario) Limited ("Hexagon") to acquire a 100% property interest in the Mineral Properties. The claims were originally acquired by Hexagon through both claim staking and optioning, beginning in 1997.

The Mineral Properties were subsequently obtained by Q-Gold Resources Ltd., an Alberta Business Corporation trading on the TSX Venture Exchange ("Q-Gold" or the "Company") via a reverse takeover. This transaction was effective September 27, 2005, and is further described in the following Section 4.

The Mineral Properties described herein are situated within a wedge-shaped area along a structurally deep-seated Archean subprovincial boundary. Such deep-seated structures are known to be favourable for both precious and base metal deposits.

For ease of discussion, the Company's claims have been broken into three Groups in this report, based upon location, geology and style and type of mineralization; the "Bad Vermilion Group", the "Cousineau Group", and the "Northern Claims". Following a geological review, it was determined that the "East Block Group" of claims and the North "North Quetico" claims, which were included in the Previous Technical Report, were no longer required, and were allowed to lapse. The "Northern Claims", which were owned by Hexagon but not included in the Previous Technical Report, are not-contiguous claims now held by Q-Gold to the north of the Bad Vermilion and Cousineau Groups.

The area of primary interest on the Mineral Properties is the old Mine Centre gold camp on the Bad Vermilion Group of claims. Within this group are a number of gold deposits that were developed and mined during the late 1800s and again in the 1920s and 1930s. Two past producing gold mines occurring on Q-Gold's Mineral Properties are especially significant: the Foley Mine and the Golden Star Mine which, combined, produced slightly in excess of 16,000 ounces of gold. Lesser amounts of gold also came from eleven other mining locations on the Bad Vermilion Group.

This gold occurs as coarse grains in discrete quartz veins that range up to several metres in width. While many of the veins are relatively narrow by today's standards, recorded grades for these past producers were typically in excess of 0.5 ounces per ton.

More than 100 gold-bearing veins are known to occur on the Mineral Properties, largely within a large tonalite intrusive that is the primary host for the gold veins. The challenge is to find where gold occurs in high enough concentrations in the veins to be of economic

significance, as was the case on the Foley Mine and Golden Star Mine properties in the past.

Neither the Foley Mine nor the Golden Star Mine has been explored underground in recent years. Several companies have carried out surface work on individual deposits (the last in the 1980s), but they never had access to all of the higher priority properties. Q-Gold's land position offers a unique opportunity to carry out a comprehensive gold exploration program such that was not before possible.

The Company also holds a large block of claims to the east of the old Mine Centre gold camp that have good base metal potential. This group, referred to as the Cousineau Group, is underlain in part by a sequence of mafic, intermediate and felsic volcanic rocks including tuffs and chemical sediments that locally contain sulphide mineralization. Many of these rocks exhibit alteration and chemistry that is indicative of typical volcanogenic massive sulphide deposits elsewhere. Previous work on the property has identified a number of base metal showings and interesting geophysical anomalies. This very favourable geological environment has good potential to host additional base metal deposits. Several historical gold showing also occur within the Cousineau Group that should be examined using current geological models and exploration techniques.

Also included in the Company's land position is a third group of 8 large claims totalling 5040 acres located to the north of the Bad Vermilion Group and northeast of the Cousineau Claim Block (the "Northern Claims"). These claims are located in the Sandbeach Lake, Little Turtle Lake and Heron Lake areas. While these claims are currently held by Q-Gold in the area, they are not contiguous with the other Q-Gold claims that are the primary focus of this report.

Hexagon's direct expenditures in connection with the properties from 1998 to 2002, as well as total arm's length expenditures by all parties on the properties in 1996 and 1997 totalled over $137,000. The work by Hexagon largely consisted of bulk sampling and test milling of veins from the Bad Vermilion Group. From January 1, 2003 to the present, exploration expenditures by both Hexagon and Q-Gold have totalled over $370,000. These more recent expenditures were expended on core drilling, trenching and sampling in the Foley Mine quartz vein complex and some sampling on the Golden Star Mine Property.

A previous technical report on this property titled "Report for Solana Petroleum Corporation on the Northwestern Ontario Gold & Base Metal Properties, Mine Centre Area, Rainy River District, Held by Hexagon Gold (Ontario) Ltd.", dated July 15, 2003, (the "Previous Technical Report"), as amended December 8, 2004, was filed by Solana Petroleum Corporation, and is on public record. Most of the technical data required for the current report will be referenced from that earlier-filed report. Reference to land held by Hexagon in the Previous Technical Report indicates land now held by Q-Gold Resources Limited unless otherwise noted.

This most recent work on the property by Q-Gold in 2005 largely completed the Phase I work recommended in the Previous Technical Report. Phase II of those recommendations has been revised herein, and will be commenced in 2006. The revised Phase II program includes:

- investigation of the Golden Star Mine property;
- some additional follow-up work on the Foley Mine property;
- investigation of the Alice "A" gold-bearing vein structure;
- an airborne geophysical survey of the Company's properties followed by ground geological and geophysical follow-up and diamond drilling;

As soon as funds, in addition to those requested for the above work, become available, engineering and permitting should be commenced in preparation for the next stage of underground exploration work on the Foley Mine.

4. INTRODUCTION AND TERMS OF REFERENCE

Solana initially contracted with Northwest Mineral Development Services ("NWMDS") to prepare an independent report on the Mineral Properties compliant with the requirements of the NI 43-101, which governs mining activities. This original report, titled "Report for Solana Petroleum Corporation on the Northwestern Ontario Gold & Base Metal Properties, Mine Centre Area, Rainy River District, Held by Hexagon Gold (Ontario) Ltd.", dated July 15, 2003, (the "Previous Technical Report"), was filed with the TSX Venture Exchange on November 3, 2003 and revised on December 8, 2004 (see www.sedar.com). Q-Gold has requested that NWMDS update the Initial Report as of March 9, 2006. Since the Previous Technical Report (as amended) was filed with the Exchange, the Mineral Properties that are the subject of that report were acquired by Q-Gold via the transactions as described below.

1. Solana entered into an Option Agreement ("Option Agreement") on April 18, 2003 with Hexagon to acquire a 100% interest in the Mine Centre, Ontario Mining Properties (the "Option").
2. In connection with a pending reverse takeover ("RTO"), on January 21, 2004, Solana's name was changed to Q-Gold Resources Ltd. ("Q-Gold").
3. On September 27, 2005, the Exchange approved the RTO, whereby Q-Gold obtained all of Hexagon's rights and obligations associated with the Mineral Properties, including the Option, in return for the issuance of 5,000,000 new Q-Gold common shares to Hexagon at a deemed value of $0.20 per share. Such shares are subject to the escrow requirements set out in Exchange Policy 5.4.
4. On October 4, 2005, Q-Gold formally exercised its option under the Option Agreement and acquired 100% interest in the Mineral Properties.
5. Effective January 24, 2006, title to the Mineral Properties, with the exception of the Golden Star Patented Crown Leases and Patented Claims, totalling 36 units (the Golden Star Claims"), and the Cone Crown Leases totalling 16 units (the "Cone Crown Leases"), described in Appendix "B", was transferred by the Ontario Ministry of Northern Development and Mines to Q-Gold.

6. Effective February 11, 2006, Q-Gold closed a Purchase and Sale Agreement with the private owners of 640 acres comprising the Cone Crown Leases, which include the historic Foley Mine and its associated gold/quartz vein complex. Q-Gold thus has obtained a 100% property interest in the Cone Crown Leases.
7. Documents transferring title to both the Cone Crown Leases and the Golden Star Claims from Hexagon to Q-Gold are currently in preparation.
8. Q-Gold has exercised its option to acquire full title to the Cousineau Group. The agreement permits Q-Gold to complete a 100% purchase of the property by paying the final option payment of $75,000 in Q-Gold shares.

According to information provided by Q-Gold:

1. Total direct expenditures filed as assessment work on the Mineral Properties by the Company and by previous holders of the Mineral Properties, including both direct and indirect costs, from 1996 to 2002, total $137,728.
2. Between January 1, 2003 and December 31, 2005, expenditures filed as assessment work by Hexagon and Q-Gold totalled $370,686.
3. Under the terms of the Acquisition, Q-Gold is required to make the following minimum expenditures (the "Work Commitments") on the Mineral Properties within the time period from the closing date of the Acquisition as indicated below, so as to evaluate the Mineral Properties and keep them in good standing with regard to Provincial assessment work requirements, option payments to property owners and property taxes.
    a) $200,000 within the first anniversary;
    b) An additional $400,000 within the second anniversary;
    c) An additional $500,000 within the third anniversary;
    d) An additional $600,000 within the forth anniversary;
    e) An additional $800,000 within the fifth anniversary.

    Failure by Q-Gold to meet the Work Commitment, after suitable allowances for a default remedy period, will result in the reversion of a 50% participating interest in the Mineral Properties to Hexagon.
4. Hexagon will also retain a production royalty equivalent to a two percent (2.0%) net smelter return (NSR) in perpetuity on all future sales of any and all minerals produced from the Mineral Properties.

As noted above, the Previous Technical Report has been filed by Solana with the Exchange, and is on public record. Most of the technical data required for the current report will be referenced from that earlier-filed report.

The terms of reference of the project were to provide an impartial report on the properties that a) summarized the general geology, economic geology, and previous work carried out on the property, b) provided some indication of the mineral potential of various parts of the property, and c) provided recommendations for future work.

The data and information used to prepare the reports came largely from geological reports of the Ontario Government (Ministry of Northern Development and Mines) and from the Ministry's Assessment Files in the Resident Geologist's Office in Kenora (AFK). Some data was also obtained from internal Hexagon and Q-Gold reports and internal reports of other companies that were provided by Hexagon.

The status of all un-patented mining claims, which make up a majority of the property, was confirmed from the Ministry website, as of March 9, 2006, and are listed in Appendix "A". This list shows the claim numbers, the number of units that make up each claim, the recording dates and expiry dates of each claim, assessment work requirements, assessment work applied, and the total reserve.

Some of the claims that comprise the property are held under various option agreements. While these agreements were examined by NWMDS, no legal review was undertaken. Leased and patented claims held by Q-Gold under option are listed in Appendix "B".

Many of the mineral deposits and showings described in this current report and the Previous Technical Report have been examined in the past by the author in his past capacities as Regional Geologist/Resident Geologist with the mining departments of the Ontario Government. The author's most recent visit to the property was in May 2000. One day was spent examining a number of the more significant mineral occurrences on the Foley Mine claims, and the area in the vicinity of the Nugget Vein, where Q-Gold had recently carried out stripping and trenching, and was proposing additional bulk sampling. The Associate Consultant who co-authored the Previous Technical Report examined the property on June 3, 2002. During this one-day visit, a number of the more significant mineral occurrences on the Bad Vermilion properties were again examined. In particular, the nature and extent of the sampling work done on the Nugget and Baseline veins in 2000 was examined and verified to the extent possible.

Deep snow on the Mineral Properties in March of 2006 prevented the Author from making the requisite Personal Inspection of the properties. However, the Author agrees to conduct the current Personal Inspections no later than May 31, 2006 (see Section 24, paragraph c), "Certificate of Author").

5. DISCLAIMER

The data provided in this report is based upon existing data and information only. Except for the limited field observations noted above, NWMDS was not involved in the acquiring of any new data.

Every attempt was made to review all pertinent, available information for this report. Because of the exceptionally large number of Government reports, assessment work reports, and other public and private documents dealing with the properties, the historical nature of much of the information, and the fact that NWMDS was not involved with the property while any of the work referred to was being carried out, little of the data referred to in the report could be verified through other sources. Assay values and intersections

quoted in third-party reports could seldom be checked against the original source documents, which were, in most cases, unavailable.

The status of the un-patented mining claims held in Q-Gold's name was verified, as of March 9, 2006. Documentation concerning the status of the leased and patented mining claims purchased from Golden Star Mine Centre Exploration Ltd. and Russell C. Cone was reviewed but was not verified from the Land Registry.

The relevant option agreements were also reviewed, largely to determine claim numbers and general conditions. No in-depth, or legal interpretation of the agreements has been attempted.

6. PROPERTY DESCRIPTION AND LOCATION

6.1 SIZE OF THE PROPERTY

The property controlled by Q-Gold in the Mine Centre area totals 19,760 acres consisting of 83 un-patented mining claim blocks, 43 Crown Leases and 9 Patented claims for a total of 135 claim blocks. Of these, 14,720 acres are contiguous and are the primary focus of the Company's exploration efforts described in this report.

The remaining 5040 acres, (8 claim blocks) (the Northern Claims) are located to the north of the Bad Vermilion Group, (claims K-1178500 and K-1178626) and to the northeast of the Cousineau Claim Block (claims K-1178507, 1178508, 1178248, 1178519, K-1207397 and K1206798). The claims are not contiguous with the other claims that are the subject of this report. These Northern Claims will be the subject of an exploration review to ascertain whether their geological merit warrants their further retention by the Company.

6.2 LOCATION

The property is situated within a large rectangular area located in unorganized territory in Northwestern Ontario, approximately 65 kilometres east of Fort Frances, Ontario (Figure 1 in the Previous Technical Report). The village of Mine Centre is located near the northern edge of the claim groups. All claims lie within NTS 52-C/9, C/10, C / 15 and C/16 map sheets.

6.3 CLAIM NUMBERS

Because of the large number of claims comprising the property, claim summaries downloaded from the Ontario Ministry of Northern Development and Mines website on March 9, 2006 are presented in Appendix A. Of the total 19,760 acres, 17,840 are within the Kenora Mining Division with the remaining 1920 acres lying within the Thunder Bay Mining Division.

This list shows the claim numbers, the number of units that make up each claim, the recording dates and expiry dates of each claim, assessment work requirements,

assessment work applied, and the total reserve. This list of un-patented mining claims included with this report differs somewhat from the list of claims in the Previous Technical Report. This is due to the fact that some of the earlier claims expired. Most of these expired claims have been re-staked by Q-Gold under different claim numbers.

An accompanying claim list provided by the Company (also included in Appendix A) shows the number of acres of each claim, and the total acreage held by the Company.

6.4 Nature & Extent of the Issuer's Title and Interest

Q-Gold is a publicly owned Alberta Business Corporation trading as a Qualified Tier-2 Issuer on the TSX Venture Exchange under the symbol "QAU". The Company was incorporated in 1998 under the name Solana Petroleum Corp., changing its name in 2004 to Q-Gold Resources Ltd. as the result of an RTO, which was effected in 2005.

All of the claims comprising the Mineral Properties, with the exception of the following, are now held in Q-Gold's name.

- Cone Crown Leases: title is in the process of being transferred.
- Golden Star Claims: title is in the process of being transferred.
- Cousineau un-patented mining claims: Q-Gold has exercised its option to acquire full title to the claims upon final payment of $ 75,000 in Q-Gold shares.

Many of the claims held by the Company were acquired by staking, others were acquired through option agreements. Some of the properties are subject to annual option payments and/or royalties and advance royalties. A summary of these arrangements is provided below.

Because of the large number and the distribution of the claims, the property has been divided into three groups based upon location, geology, and style and type of mineralization: the Bad Vermilion Group, the Cousineau Group and the "Northern Claims".

Claim Group		*Acres*	*Ownership/Option*
Bad Vermilion Group			
Cone Crown Leases	16 Crown leases	640	100% Q-Gold
Golden Star Claims	27 Crown leases	1,080	100% Q-Gold
"	9 patented claims	360	100% Q-Gold
Cousineau Group	Mining claims	6,640	Louis Cousineau *
Q-Gold Claims**	Mining claims	6,000	100% Q-Gold
Northern Claims	Mining claims	5,040	100% Q-Gold
Total:		19,760 acres	

* See Section 6.4.2 below.

** Some of these claims, staked by Q-gold and its predecessor companies, lie within the Bad Vermilion Group, others within the Cousineau Group.

6.4.1 Bad Vermilion Group

Properties in this Group, shown on Map1, are held under three different arrangements.

The Cone Crown Leases consist of 16 Crown leases (Mining Rights only) totalling approximately 640 acres. Q-Gold closed a Sale and Assignment Agreement with the owners of the Cone Crown Leases effective February 11, 2006. However, until the formal transfer of title to Q-Gold occurs, these Crown Leases will remain in the name of Russell C. Cone. A two percent (2%) Net Smelter Returns production royalty ("NSR") is payable to the former owners on mineral production from the Crown Leases, with a $15,000 annual advance against the NSR also payable.

The Golden Star claims owned by Q-Gold consist of 27 Crown leases and 9 patented mining claims totalling approximately 1,440 acres. The leased claims all include both Mining and Surface Rights. Some of the patented claims have both Mining and Surface Rights, while others have Mining Rights only. All of these leased and patented mining claims, pending transfer of title to Q-Gold, are held in the name of Hexagon, and are subject to a 2% NSR payable to Golden Star Mine Centre Exploration Ltd.

The former Bolen/McCormick claims and a number of additional claims staked by Q-Gold Hexagon (the Hexagon claims), are also held by the Company as part of the Bad Vermilion Group and the Cousineau Group. These claims have been reclassified in this report as the Q-Gold claims. These un-patented mining claims (Mining Rights only) total approximately 6,000 acres. They are all owned 100% by Q-Gold, and are not subject to any royalties or other payments except for the 2 percent (2%) NSR described in paragraph 4 on page 7.

6.4.2 Cousineau Group

The Cousineau Group, shown on Map 2, consists predominantly of claims acquired under the Cousineau acquisition, but also includes a number of additional claims staked by Q-Gold and its predecessor companies. Total size of the block is 326 claim units (9,040 acres)

The claims acquired under the Cousineau agreement within this larger block total approximately 6,640 acres. Q-Gold has exercised its option to acquire full title to the Cousineau Group. The agreement permits Q-Gold to complete a 100% purchase of the property by paying the final option payment of $75,000 in Q-Gold shares. The agreement also requires payment of a 2.5% NSR.

6.4.2 The Northern Claims

The Company also hold claims to the northeast of the Cousineau Claim Block, in the Sandbeach Lake Area, (Map 3), and to the north of the Bad Vermilion Lake Claim Blocks, in the Little Turtle Lake and Heron Lake Areas, (Map 4). Since these 8 claim

Map 1. Claim Map – Bad Vermilion Group



Q-Gold Resources Ltd
Map 1.
Claim Map
Bad Vermilion Group
Claims held by other parties
0
1 Km
2 Km

Map 2. Claim Map – Cousineau Group


Q-Gold Resources, Ltd.
Map 2.
Claim Map
Cousineau Group
0
1 Km
2 Km
Claims held by other parties
BALLAST PIT

Map 3. Claim Map – Northern Claims (East)


N
Q-Gold Resources, Ltd.
Map 3.
Claim Map
North Claims
(East)
0 2000m 4000m
WHITE OTTER LAKE AREA
CROWROCK LAKE AREA
GREYTROUT LAKE AREA
SANDBEACH LAKE AREA
FISHBURN LAKE AR
MANION LAKE ARE
BENNETT LAKE AR
ELTRUT LAKE
BENNETT
2329
TANNER
W-2929
W.4575
CL11040
NAD 83

Map 4. Claim Map – Northern Claims (West)

Q-Gold Resources, Ltd.

Map 4.

Claim Map
North Claims
(West)

groups, totalling 5040 acres, are not contiguous with the Bad Vermilion Group and the Cousineau Group, and were not included in the Previous Technical Report, they will be addressed herein, in the sections below.

6.5 Claim Surveys

Only the patented and leased claims noted above have been legally surveyed, as required by the Mining Act. A perimeter survey of the Bolen/McCormick claims has been completed and a lease is pending.

6.6 Location of Mineralized Zones and Mine Workings

6.6.1 Bad Vermilion & Cousineau Groups

See the Previous Technical Report for location of mineralized zones on the Bad Vermilion and Cousineau Groups.

6.6.2 Northern Claims

The only documented surface mineral occurrence of any significance on the "Northern Claims" is a base metal occurrence (the "Bridge Occurrence") situated approximately three kilometres east of Manion Lake. This showing, believed to be located on Hexagon claims K-1178248 (it's exact locationrelative to claim lines could not be confirmed at the time of writing), is described in more detail in Section 11. The Company also reports a mineral showing on claim K-1178500 in the Heron Lake area (Jack Bolen, pers.comm.), but details are unavailable.

6.8 Environmental Liabilities

See Previous Technical Report

6.9 Permitting Requirements

See Previous Technical Report.

7. ACCESS, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

See Previous Technical Report.

Access to Northern Claims K-1178507, 1178508, 1178248, 1178519, and K-1207397 and K-1206798 is via a logging road running westward from Clearwater West Lake.

8. MINING AND EXPLORATION HISTORY

8.1 Bad Vermilion & Cousineau Group

See the Previous Technical Report for the mining and exploration history of the Bad Vermilion and Cousineau Groups.

8.2 NORTHERN CLAIMS

The Northern Claims all lie north of the Quetico Fault described below. The rocks underlying this area were long considered to have only low mineral potential for gold and base metals, and consequently the area has seen little mineral exploration over the years. The first and only documented surface showing discovered on Q-Gold's "Northern Claims" was in 1991 when pyrite-pyrrhotite-chalcopyrite mineralization was exposed in a new road cut on the approach to a bridge across the little Turtle River, four km north of Bennett Township (the "Bridge Occurrence").

In 1992, Athlone Resources drilled six short holes on the Bridge occurrence. Several intersections ran 1-3% sulphides, with one 60 cm section containing 10% sulphides and averaging 0.15% Cu and 0.02% Ni (Naldrett, 1997 & AFK).

Minescape Explorations Inc. acquired the ground in 1995, and subsequently Wallbridge Mining Company Ltd., under an arrangement with Minescape, initiated an exploration program consisting of an airborne geophysical survey, ground geophysical surveys, geological mapping and diamond drilling. (Figure 1) The airborne survey covered most if not all of the "Northern Claims". This airborne magnetometer and electromagnetic survey, flown by Geoterrex, consisted of approximately 3200 line kilometres covering an area approximately 80 km long in an east-west direction, and 20 km wide. Line spacing was 200 metres (Lemieux, 1996).

Results of the airborne survey, combined with geological data available at the time, allowed Wallbridge to select 15 target areas for gridding, ground geophysical surveys and diamond drilling. Two of these surveyed areas (Grid "A" and Grid "B" on Figure 1), are situated on Q-Gold's claims K-1178248, K-1178507 and K-1178508.

In 1996, the data from the airborne survey flown for Wallbridge was re-examined and analysed by another party, to assess the property's potential for diamonds.

Few of the observations noted above could be verified beyond what was contained in the documents reported. However, the associate consultant visited the general area in his former capacity as Resident Geologist, Kenora, on a number of occasions in the 1990s (e.g. Blackburn et al 1992; Blackburn and Hinz 1997) while much of the above work was in progress.

9. GEOLOGICAL SETTING

9.1 BAD VERMILION & COUSINEAU GROUPS

The Bad Vermilion and Cousineau Groups are situated to the south of the Quetico Fault, and the regional geological setting for these lands is described in the Previous Technical Report.

Figure 1. Compilation Map, Northern Claims



Pettit
Lake
Manion
Lake
A Grid
B Grid
FF-6
FF-5
FF-3
Moosetrack
Lake
FF-10
Moosetrack Grid
FF-4
FF-7
D Grid
C Grid
FF-8
River
Turtle
Hepburn
Grid
Location Map
Ontario
Kenora
Fort
Frances
United States of America
Bennet Grid
LEGEND
Existing ground geophysical survey grids
Potential kimberlite target
National
Highway
550000 mE
560000 mE
0 1 2 4
kilometres
Projection: UTM Zone 15 (WGS84)

Hexagon Gold (Ontario) Ltd.

Figure 1

Compilation Map

Geophysical Grids Over Part of Northern Claims

9.2 NORTHERN CLAIMS

The Northern Claims, on the other hand, are situated north of the Quetico Fault. Until recently, the geology of the area north of the Quetico Fault was mapped at a regional scale only. It was shown on maps as simply a sequence of gneissic to foliated intrusive rocks, largely of granitic composition, which contained lenses of volcanic rocks.

However, the results of work by Wallbridge Mining Co. Ltd., in 1996-97, and the mapping of Stone (Stone et al, 1997a,b) (see Figure 2) showed the geology to be far more complex than previously believed, and led Naldrett (1997) to refine and reinterpret the geology of the area. He describes it as consisting of a series of domains, shown in Figure 3, as follows:

> "The central to western part of the area is occupied by an oval structure (possibly a dome) which is defined by a zone of magnetic pelitic sediments containing abundant (several percent) magnetite.......... The interior of the structure (Domain 1) (the Hillyer Creek Pluton of Stone and Halle) is occupied by granite and tonalitic gneisses, within which a highly folded body of anorthositic rock occurs. North of the oval structure, and extending from west to east across the northern part of the area there is a domain (Domain 2) comprised of tonalite gneiss, granite and inclusions of pelitic to silicic sediments containing magnetite iron formation. The iron formation+pelite forms a semi-continuous magnetic zone with a characteristic "ribbed" magnetic pattern. The magnetic pattern changes over the eastern part of this domain where there is an elongate lens characterized by a high, variable magnetic response; the area has not been mapped in detail and this area is possibly underlain in part by gabbro. South of this domain, there is a domain (Domain 3) of relatively inclusion-free hornblende tonalite (Stone, personal communication, June 1997).
>
> The oval structure is surrounded on its western, southern and southeastern sides by a terrain (Domain 4) for which the geology is somewhat better known. Young (1960) and Fumerton's (1985) work have shown that predominantly south facing volcanics close to the Quetico fault overlie interdigitated metasediments and volcanics. The metasediments, referred to by Fumerton as the Calm Lake Metasediments are composed of conglomerates, arenites and wackes, which, with increasing metamorphic grade, grade into biotite and hornblende gneiss. Bands of chemical sediments occur within the metasediments and are composed of alternating bands of magnetite-rich (up to 70% magnetite) and sandstone. The magnetite is mostly strongly recrystallised to 1 mm grains that are not interconnected. Some sediments contain as little as 10% magnetite. Both Fumerton's and Young's mapping indicate that the strong magnetic anomalies lying to the south of the oval structure, and forming northwest trending anomalies east of the structure are due to iron formation within metasediments. There is a strong indication on both their maps that the iron formation and associated sediments and basalts wrap around the oval structure at its southeast contact, and

Figure 2. Geology of the Mine Centre-Manion Lake Area



Diorite to granite (sanukitoid suite)
Biotite granite
Hornblende tonalite
Peraluminous granite
Biotite tonalite
Tonalite gneiss
Gabbro, anorthositic gabbro
Conglomerate, sandstone
Sandstone, siltstone
Mafic to ultramafic metavolcanic rocks
Intermediate to felsic metavolcanic rocks
Highway, road
Fault zone
Foliation; inclined, vertical
Lineation with plunge
Bedding with top; inclined, vertical
Gneissosity; inclined
10 Kilometres
Quetico Fault
Seine River Fault
Quetico Subprovince
White Otter Batholith
Joe Pluton
Hillyer Creek Pluton
Spawn Pluton
Gabbro Dike
Hexagon Gold (Ontario) Ltd.
North Quetico Project
Figure 2
Geology of the Mine Centre Manion Lake Area

Figure 3. Geological Diagram by Walbridge Mining Company, Ltd.



N
5 Km
Tower
Tesup
Ribbed Magnetic Zone
Q
Gr + Pelite + Fe Form
A
B
C
D
E
F
35°
80°
L
M
Areas of initial interest
Bodies of Gabbro or gabbroic Anorthosite
Attitude of foliation and gneissosity
Fault
Domain 1
Domain 2
Domain 3
Domain 4
Domain 5
Domain 6
Domain 7
Based on a map of Wallbridge Mining Co. Ltd. by A. D. Hunter, Jan., 1997
Hexagon Gold (Ontario) Ltd.
North Quetico Project
Figure 3
Geological Diagram by Walbridge Mining Company Ltd

have been involved in the same folding that has produced the structure; since facings within these strata are to the south and east, this provides strong evidence that the oval structure is a dome.

West of the oval ...., the Wallbridge claims lie within the area covered by Blackburn (1973) in his Otukamamoan map sheet. He described a normal Archean assemblage of greenstones and felsic volcanics, but reported iron formation along the shore of Otukamamoan Lake. It is likely that similar iron formation occurs in the vicinity of Redgut Bay, accounting for the magnetic anomalies observed there. However Blackburn also notes possible gabbroic intrusive rock at the northern end of Redgut Bay.

Domain 5 is situated north of Domain 4 and northeast of the oval. This is probably underlain by tonalitic gneiss that has been intruded by a gabbroic complex that now consists of generally coarse grained, foliated to un-foliated hornblende plagioclase rock. The original showing .... which attracted recent interest to the area, occurs within a foliated variant of this gabbro, close to its core. A body of relatively un-deformed (at its core) tonalite occurs close to the eastern margin of the area (Domain 5).

The eastern part of the northern contact of the oval is flanked by Domain 6 which has a magnetic signature similar to that of Domain 2, and is known to include pelitic sediments and tonalite gneiss." (Naldrett, 1997)

10. DEPOSIT TYPES

10.1 BAD VERMILION & COUSINEAU GROUPS

The Previous Technical Report describes the deposit types occurring in the Bad Vermilion and Cousineau Groups.

10.2 NORTHERN CLAIMS

While the rocks underlying the Northern claims were earlier believed to be largely granitic in composition, recent work by Wallbridge Mining Company Ltd. (Naldrett,1997) and Jack Bolen (personal communication) has revealed several gabbro, anorthosite and pyroxenite intrusives with copper, nickel, cobalt, platinum and palladium association.

Naldrett (1997) suggests that the large gabbroic body hosting the Bridge Occurrence (Area B on Figure 3) may be magmatic in origin. If this is true, this body has potential to host other, perhaps larger magmatic sulphide deposits, and should be considered a target for future exploration. The same is true of the anorthosite body located in the centre of the large oval structure (Domain 1).

Although some of the copper-bearing iron formations identified in the Wallbridge drilling may be syngenetic in orgin, therefore having VMS potential, the high grade

metamorphism they have been subjected to, together with the generally low base metal values encountered to date, make them a low priority exploration target at this time.

11. MINERALIZATION

11.1 Bad Vermilion & Cousineau Group

See the Previous Technical Report for mineralization on the Bad Vermilion and Cousineau Groups.

11.2 Northern Claims

The only documented surface mineral occurrence on record that is of any significance and that is located on the "Northern Claims" is a deposit of base metal-bearing sulphides within anorthosite. (the "Bridge Occurrence") (Area B on Figure 3). This occurrence is believed to be located on Q-Gold claim K-1178248.

Naldrett (1997) describes this showing as occurring in a foliated gabbro that is part of a larger gabbroic complex intruding tonalite gneiss.The mineralization is primarily pyrite and pyrrhotite with minor chalcopyrite. Anomalous copper, nickel, and cobalt values are reported. Initial grab samples reportedly ran as high as 5.4% Cu, 0.73% Ni, and 0.32% Co (Naldrett, 1997), but subsequent sampling by the OGS (Blackburn and Hinz, 1997) gave lower values.

This showing was tested by six drill holes in 1992. Several two to five foot intersections of pyrite/pyrrhotite were logged in anorthosite. The best assay reported in the drilling at that time was 1486 ppm copper. Additional drilling by Wallbridge on this showing in 1997 intersected banded pyroxenite and anorthositic gabbro containing 0.2% copper over short (20 cm) intervals (AFK).

Another base metal showing was reported by the Company (Jack Bolen, pers. comm.) on the "Northern Claims", on claim K-1178500, but details are unavailable.

12. EXPLORATION CARRIED OUT BY Q-GOLD & PREDECESSOR COMPANIES

12.1 Hexagon Gold (Ontario) Limited

See the Previous Technical Report for exploration carried out on the Bad Vermilion and Cousineau Groups.

12.2 Q-Gold Resources Limited

The only exploration work carried out by Q-Gold/Solana on the properties was the diamond drilling described in Section 13 below, and the trenching and sampling described in Section 14 below.

13. DRILLING CARRIED OUT BY Q-GOLD & PREDECESSOR COMPANIES

13.1 HEXAGON GOLD (ONTARIO) LIMITED

See Previous Technical Report

13.2 Q-GOLD RESOURCES LIMITED IN 2005

In 2005, Q-Gold/Solana drilled ten diamond drill holes, for a total of 1532 metres, to test the downward continuity of the veins, and acquire preliminary structural, geological and mineralogical information below surface around the Foley Mine veining.

This diamond drilling was carried out on Cone leased claims 475099, 475100, and 475101. Hole locations are shown on Figure 2005-1.

Drilling was contracted to North Star Drilling of 15 Linden Blvd., Brandon, Manitoba. Drilling started on Sept.17, 2005 and was completed on October 3, 2005. NQ2 (thin wall NQ tools) were employed which gives a core of 50.8 mm. (2 inches) diameter.

Drill logs and assay sheets for this drilling are included in Appendices G.

A Company report filed as assessment work with the Ontario Ministry of Northern Development and Mines (Appendix F) describes the geology intersected in the drilling, as follows:

> "Trondhjemite was the main rock type encountered in all the holes. Typically coarse grained with varying amount of grey quartz eyes (10 to 50%) within a fine-grained matrix of white, fine grained, feldspar (microcline). Locally the feldspar is porphroblastic and can have up to 20% white indistinct microcline porphroblasts. Colour varies from light grey to pink to red if the trondhjemite is fractured allowing the penetration of hematite rich fluids. Typically unit is massive, with minor amounts of brittle fracturing and jointing. Locally the trondhjemite is zoned and can include up to 25% mafic minerals, usually hornblende and biotite which may be altered to chlorite. Typically the quartz veining is confined to the more siliceous trondhjemite and only rarely are veinlets found were mafic minerals are present above 1%. Minor irregular felsite dikes are present and usually are only a few cm in width but can be up to 2 metres."

Q-Gold's news release dated November 22, 2005 describes the results of this drilling as follows:

> "Two intervals containing significant gold values were intersected in two drill holes. Hole Q-05-08 intersected 1.5 metres, from 147.3 m to 148.8m, grading 53.47g gold/ton (1.559 oz/ton) and hole Q-05-09 intersected 0.5 metres, from 98.55m to 99.05m, grading 6.67 g gold/ton (0.195 oz/ton). Three other structural

Figure 2005-1 Drill Hole Location Map, 2005 Drilling Program



K 475223
K 475123
1" = 400 feet
1cm = 157 ft
BL 24+00 W
EAST
SIB & W.P. SCRIBED Nº 6W CLM 288
COULD NOT F
L24N
L23+25
K 475099
288 - CLM
L22N
L21N
L20N
K 475100
PART 2
AREA: 316 Acs.
Q-05-01
Q-05-10
K 475102

holes intersected gold, but at lower values as indicated below". The remaining five holes provided structural information only.

(1)	Hole	Interval (m) From	To	Width (m) *	Au Gm/tonne	Remarks
(1)	Q-05-02	81.65	82.35	0.7	3.44	
(2)	Q-05-05	57.75	59.25	1.5	0.83	
(3)	Q-05-07	90.70	92.00	1.3	3.38	
(4)	Q-05-08	147.3	148.8	1.5	53.47	Visible gold in core. Included interval grading Au 155.7 gm/ tonne (4.543 oz/ton)
(5)	Q-05-09	98.55	99.05	0.5	6.67	Visible gold in core

Results of the drilling confirmed the down dip extension of the veins to a maximum depth of 120m in Hole Q-05-08 and to a depth of 160m in Hole Q-05-09. It also confirmed the presence of multiple, parallel veining in broad zones of sheared and altered trondhjemite and the widening of all veins at depth."

* Most of the holes were drilled at angles between 50 to 62 degrees from the horizontal, generally intersected the veins at angles of 28 to 40 degrees. The dip of the veins is not known accurately, and the widths of vein intersections, shown above, are thus not true thickness.

NWMDS was not involved with the property while any of this work was being carried out. Mr. Ray Bernatchez, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, reviewed and approved the technical disclosures contained in the above-mentioned press releases (See Section 24, paragraph c), "Certificate of Author".)

14. SAMPLING METHOD AND APPROACH

14.1 Surface Sampling Carried Out by Hexagon in 2000

See Previous Technical Report

14.2 Surface Sampling Carried out by Q-Gold Resources Limited in 2005.

In October 2005, Q-Gold undertook a program of trenching and sampling on the Claim 388, on the Foley property. This work was carried out on seven separate vein structures on the Foley Mine property. A total of 117 chip samples were collected from 72 trenches taken across the Jumbo vein, the South Sulphide vein (including the Daisy and the Little Joe veins), the North Sulphide vein, the West vein and the Vowel vein. Figure 2005-2 shows the location of the trenches sampled on the Foley mine property. Sample descriptions and assay sheets for this trench sampling are provided in Appendix I.

Figure 2005-2 Foley Mine, Trench Location Map



0526600 E
0526800 E
N Sulphide Shaft
5394500 N
5394400 N
5394300 N
5394200 N
5394100 N
5394000 N
5393900 N
5393800 N
5393700 N
5393600 N
Vowel Vein
North Sulphide Vein
West Vein Shaft
Foley N Shaft
Vowel Shaft
Bonanza Vein
West Vein
Jumbo Vein
South Sulphide Vein
Lucky Joe Vein
Lucky Joe Shaft
Daisy Vein
Lucky Joe Open Cut
Foley South Shaft
Foley Mine Road
Claim Line CL# 289 (Surveyed)
Claim Line CL# 289 (Surveyed)
N
Q-Gold (Ontario) Ltd.
Foley Property Surface Plan
Trenching and Vein Plan
Outline of stripping
Shaft
Road
Vein
Trench
Scale: 1 : 2500
West Vein
S West Vein Shaft
0
125 m
Shoal Lake Road

As described in section 13.2 above, the geology of the areas trenched and drilled is as follows:

> "Trondhjemite was the main rock type encountered in all the holes. Typically coarse grained with varying amount of grey quartz eyes (10 to 50%) within a fine-grained matrix of white, fine grained, feldspar (microcline). Locally the feldspar is porphyroblastic and can have up to 20% white indistinct microcline porphyroblasts. Colour varies from light grey to pink to red if the trondhjemite is fractured allowing the penetration of hematite rich fluids. Typically unit is massive, with minor amounts of brittle fracturing and jointing. Locally the trondhjemite is zoned and can include up to 25% mafic minerals, usually hornblende and biotite which may be altered to chlorite. Typically the quartz veining is confined to the more siliceous trondhjemite and only rarely are veinlets found were mafic minerals are present above 1%. Minor irregular felsite dikes are present and usually are only a few cm in width but can be up to 2 metres."

All assays were performed by Swastika Laboratories, Ltd of Swastika, Ontario, using the "pulp and metallic" assay method.

Details of the sampling method and approach are described in a Company report filed as assessment work with the Ministry of Northern Development and Mines (AFK) (Appendix H), as follows:

> "A Linkbelt 3400-2 backhoe with a 1.5 yard bucket, owned and operated by Mike Kuchar (Clayhill Construction, 707 Kings Hwy, Ft. Frances, Ontario P9A 2X2) was utilized to trace the veins and remove overburden. The bedrock was very uneven, often varying from 0 to 5 metres plus within a few metres. Trenches rarely exceeded 3 metres in depth due to immediate filling by ground water. Material extracted from the trenches was placed beside the trenches and flattened to make a road for access by the backhoe and percussion drill.
>
> The (quartz) veins were trenched at approximately 10 metre intervals. All drilling and blasting was done by Alan E McCormick (1012 Victoria Ave., Ft. Frances, Ontario, P9A 2M5) using an Atlas Copco percussion drill powered by a 150 cu.ft/min air compressor. Holes were drilled (1.5 inch diameter) approximately 30 cm. apart across the vein to a depth of 60 cm. Blasting was initiated with electrical caps.
>
> The blasted rock was removed from the trenches to allow access to the fresh unweathered rock where possible. A sample of between 2 and 2.5 kg was collected off the bottom or side of the trench as chip samples. Care was taken to as representative as possible. Sample width typically varied between 50 cm and 1 metre.
>
> GPS readings were taken on the west contact of each vein and reported on the sample description sheets. The distance between the GPS readings from trench to trench was measured using a chain. For the purpose of averaging the area of influence for width and strike was the vein width and half the distance to the trench on either side. Where the trench was the last, only half the distance to the adjoining trench was used with a value of zero (0) being used for the possible strike extension."

All sampling was carried out by Jack A. Bolen, Exploration Manager - Q-Gold (Ontario) Ltd.

Results of the sampling on each of the vein systems were as follows:

14.2.1 Jumbo Vein

Results of this sampling on the Jumbo vein are shown on the trench assay plans on Figure 2005-3, and are described in Q-Gold's filed News Release dated November 22, 2005, are as follows:

"Channel sampling on the "Jumbo" vein of the Foley Mine Vein Complex yielded the assay results listed below:

Trench	Sample Width (m)	Ag (ppm)	Zn (by weight)	Au (gm/mt)
J-1	0.50	1.10	0.155%	0.14
J-2	1.00	27.30	0.646%	4.39
J-3	0.92	27.80	0.710%	5.85
J-4	1.20	38.10	0.189%	7.69
J-5	1.72	6.84	0.290%	4.69
J-6	1.52	18.82	0.236%	3.48
J-7	1.95	9.49	0.222%	9.94
J-8	1.10	1.10	0.010%	0.31
J-9	1.54	0.60	0.010%	0.49
J-10	1.65	12.47	0.080%	2.66
J-11	0.83	13.36	0.158%	1.28
J-12	0.78	24.10	0.816%	7.30
J-13	1.40	8.05	0.110%	8.09
J-14	1.30	12.98	0.070%	8.62
J-15	0.40	10.20	0.006%	1.15
J-16	0.40	23.60	0.020%	2.33

Summary - Jumbo Vein (16 Trenches)
Total strike length sampled: 213 meters (open on strike at both ends)
Average trench width: 1.13 meters
Weighted average mineralization encountered:
Gold = 4.809 gm/tonne (0.1403 oz/ ton)
Silver = 15.6 gm/tonne (0.455 oz/ ton)
Zinc = 0.326% by weight (6.623 lbs/ton)

These initial results from trenching of the Jumbo vein shows relatively consistent gold mineralization along the entire 213 meters of exposed strike length of the vein, which remains "open" on strike at both ends."

Figure 2005-3 Jumbo Vein Trench Assay Plan



Q – Gold (Ontario) Ltd.
Jumbo Vein
Trench & Sample Plan
Foley Mine Property (CLM 288)
J 12 / 1.25 Trench # and Vein Width
Trench Location
Vein
Area of Stripping
Shaft
Foley Mine Road
Scale 1 cm. = 5 metres
1 : 500
Bad Vermilion Lake (G 2665)
Kenora Mining Division
5394380 N
5394350 N
5394300 N
5394250 N
5394200 N
15 U 0525600 E
0525650 E
0525700 E
Foley Mine Road
20m

14.2.2 Vowel and West Veins

Results of the sampling on the Vowel and West veins are shown on the trench assay plans on Figures 2005-4 and 2005-5. They are described in Q-Gold's news release of December 7,2005, as follows:

> "Assay results from the Vowel and West Vein are similar to those obtained from the Jumbo Vein (reported November 22, 2005). Both mineral composition and assay values showed similar consistency between these veins. The results of 20 samples taken from 10 trenches on the Vowel (Main) Vein returned a weighted average of 6.187 g gold/t, 25.2 g silver/t and 2.21% zinc for a strike length of 116.3 metres. Two samples # 21557 and # 21558 taken from trench V-25 returned the following assays: (#21557) 31.14 g gold/t, 102.0 g silver/t, and 5.95 % zinc over 0.35 metre, and (#21558) 12.23 g gold/t, 86.3 g silver/t and 6.09% zinc over a true width of 0.35 metre for an aggregate weighted assay of 21.69 g gold/t, 94.15 g silver/t and 6.02% zinc over a true width of 0.70 meter. The weighted average grade of the trenches on this vein varied from 0.58 to 21.69 g gold/t and from 1.97 g to 94.15 g silver /t. The Vowel (Main) Vein branches eastward to form the Vowel-East splay Vein near its midpoint. Nine samples from this vein returned the following weighted average assay of 4.19 g gold/t, 4.56 g silver/t and 0.07% zinc along a strike length of 63.4 metres.
>
> Similar grades of gold, silver and zinc were obtained from the West Vein. Several high gold assays were also obtained from this vein. Five samples from this vein, numbered 21598, 21602, 21604, 21609 21611 and 21614 returned gold values of 17.1, 10.58, 14.74, 11.25, 10.22 and 17.06 g gold/t respectively. (See table below)

Weighted average results for samples from trenches in the two new veins are summarized in the table below. Assays were provided by Swastika Laboratories Ltd. of Swastika, Ontario.

	West Vein	*Vowel Vein (Main)*	*Vowel Vein (East Splay)*
Total Trenches (43)	*11*	*10*	*6*
Total Strike Length (599.78	*207.15*	*116.25*	*63.38*
Average Trench Width (m)	*0.500*	*0.907*	*0.430*
Weighted Average of Assays			
Gold (gm/t)	*5.23*	*6.19*	*4.19*
Silver (gm/t)	*4.35*	*25.20*	*4.56*
Zinc (% by weight)	*0.07%*	*2.21%*	*0.76%*
Remarks:	*45 1 meters intervening section of vein not sampled due to swamp. Open at both known ends of total 652 m vein length.*	*Open in both directions*	*Open for 1 50 m to the south*

14.2.3 South and North Sulphide Veins

Results of the sampling on the South and North Sulphide Veins are show on the trench assay plan on Figures 2005-6 and 2005-7. They are described in Q-Gold's news release of January 10, 2006, as follows:

Figure 2005-4 Vowel Vein Trench Assay Plan


5394475 N
0525710 E
0525785 E
N
V 17 / 1.03
V 18 / .30
V 19 / 2.11
21541 542 543 544 545
5394525 N
V 20 / .61
V 21 / .90
V 22 / .42 / .63
< 1.30 >
V 23 / .70 / .32
< 3.94 >
5394575 N
V 24 / 1.22
V 27 / .28
V 28 / .28
V 25 / .70
V 32 / .43
V 26 / 1.26
V 31 / .51
0525710 E
0525785 E
5394625 N
Q – Gold (Ontario) Ltd.
Vowel Vein Trenches & Sampling
Foley Mine Property (CLM 288)
V 27 /.90 Trench # and Vein Width
Shaft
Trench Location
Vein
Scale 1cm = 5 metres
1 : 500
Bad Vermiliom Lake (G-2665)
Kenora Mining Division
0
25 m

Figure 2005-5 West Vein Trench Assay Plan


Q-Gold (Ontario) Ltd
West Vein
Trench and Sample Plan
Foley Mine Property (CLM 288)
W 55 / .70 Trench # and Vein width
Trench Location
Vein
Area of Stripping
Shaft
Old Trench
Scale 1 cm. = 5 metres
1 : 500
Bad Vermilion Lake (G2665)
Kenora Mining Division
5393900 N
5393850 N
5393800 N
5393750 N
0525510 E
0525550 E
0525600 E
0525630 E
N
0
25m
Muck pile
South Shaft
West Vein
Trench

Figure 2005-6 South Sulphide, Daisy and Lucky Joe Trench Assay Plan



0525775 E
0525825 E
0525885 E
5394225 N
5394175 N
5394125 N
5394050 N
N
Q – Gold (Ontario) Ltd.
South Sulphide
Daisy Vein
Lucky Joe Vein
Trenchos and Sample Plan
Foley Mine Property (CLM 288)
S 60 / 1.11 Tronch # and Vein Width
Trench Location
Vein
Area of Stripping
Shaft
Open Cut
Scale 1 cm. = 5 metres
1 : 500
Bad Vermilion Lake G2665)
Kenora Mining Division
South Sulphide Vein
Lucky Joe Vein
Lucky Joe Shaft
Daisy Vein
0
25 m

Figure 2005-7 North Sulphide Vein Trench Assay Plan


5394550 N
5394550 N
0525790 E
0525850 E
0525900 E
North Sulphide Shaft
S 41 / 1.10
S 34 / .60
5394500 N
5394500 N
S 35 / .20
S 36 / .46
S 42 / 2.02
S 43 / 1.76
S 44 / .87
S 37 / 1.43
S 38 / 1.55
5394450 N
5394450 N
S 45 / .80
Q – Gold (Ontario) Ltd.
S 39 / .67
North Sulphide Vein
Trenches & Samples
S 46 / 1.00
S 40 / .20
Foley Mine Property (CLM 288)
S 47 / .75
S 41 / 1.95 Trench # and Vein Width
S 48 / .58
Shaft
Trench Location
Vein
Area of Stripping
5394400 N
5394400 N
Scale 1 cm. = 5 metres
1 : 500
0
25 m
0525900 E
0525790 E
Bad Vermilion Lake (G-2665)
Kenora Mining Division

> "Eleven trenches taken from the South Sulphide Vein, yielded a weighted average of 2.38 g/t of gold and 10.8 g/t silver, over a strike length of 90.0 meters with an average trench width of 0.86 meters.
>
> The final assays from the 2005 fall program on the North Sulphide Vein yielded a weighted average of 1.19 g/t gold, 24.11 g/t silver and 0.38% zinc from 9 trenches, from the main vein, along a strike length of 167.8 meters over an average trench width of 1.47 meters. The "West Splay" of this vein yielded 0.78 and 8.81 g/t of gold and silver, respectively, and 0.46% zinc along an additional strike length of 114.35 meters, with an average trench width of 0.68 meters."

14.2.4 The Golden Star Mine Vein Complex

Sample locations on the on the Golden Star Mine vein complex are shown on the sample location map on Figure 2005-8. The results of the grab sampling is described in Q-Gold's news release of January 10, 2006, as follows:

> "A grab sample taken during last fall's (2005) exploration program, from a one-metre wide unexplored and unnamed vein, assayed 6.17 g/t gold and 8.4 g/t silver.
>
> A second, and very significant, grab sample was taken from sheared, silicified and brecciated mafic meta-volcanic rocks, assayed 2.19 g/t gold, 11.0 g /t silver and 1.63% copper. Eight other similar shear-hosted sulphide zones are known in this area and all have coincident electromagnetic ("EM") conductors. These shear-hosted sulphide zones form a total strike length of about 1 km in this area. They will form part of Q-Gold's future surface and drilling exploration programs on the Mine Centre Property."

While the Company reports that care was taken to be as representative as possible in taking samples from all the trenches, the samples taken were all "chip" samples and, as such, cannot be considered as representative of the grade of the veins as would be the case if continuous channel samples across the veins had been taken.

Another factor that may have affected the accuracy and reliability of the sampling is the extreme "nugget" characteristics of the gold mineralization. In the case of the diamond drilling, it is possible that some coarse gold may have been smeared on the wall of the holes and was not recovered. It is impossible to tell if this did in fact happen.

NWMDS was not involved with the property while any of this trenching and sampling work was being carried out. Mr. Ray Bernatchez, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, reviewed and approved the technical disclosures contained in the above-mentioned press releases.

Based upon the information provided, in the author's opinion, the sampling method and approach, sample preparation, and security measures applied were adequate for the purposes intended.

Figure 2005-8 Golden Star Mine Sample Location Map



Q-Gold (Ontario) Ltd.
Golden Star Property
Sample Locations
Shaft
Trench
Vein
Open Cut
Road
Foliation
21648 Sample Number
Scale 1 cm. = 50 metres
1 : 5000
Golden Star Road
Golden Star Shaft
Golden Star Vein

15. SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 SURFACE SAMPLING CARRIED OUT BY HEXAGON IN 2000

See Previous Technical Report

15.2 SURFACE SAMPLING CARRIED OUT BY Q-GOLD/SOLANA IN 2005.

Based upon information provided by Q-Gold, the following describes the sample preparation, analyses, and security used.

a) All samples were collected and prepared at the site by John A. Bolen, a Director and Exploration Manager of Q-Gold.
b) Chip samples removed from the trenches were placed directly in plastic sample bags with numbered sample tags. The sample numbers were also marked on the outside of each bag with an indelible marker. Sample bags were shipped via Grey Goose Bus Lines directly to Swastika Laboratories in Swastika, Ontario. This is a direct bus route, and samples would not normally have been unloaded at any point along the way.
c) The samples were assayed by the Pulp Metallic Method for gold and silver, and reported in g/t and oz/t. Assays for Silver (Ag) were reported PPM as was Zinc (Zn), except where assays exceeded 1% then assays were reported in percent (%).
d) Swastika Lab is a well-established lab, well respected in the mineral industry and certified to do umpire assays.
e) No re-checking of assays was possible since the entire amount of each sample was used for the initial "Pulp Metallic" assaying. No "blank" samples were submitted for assay.

In the author's opinion, sample preparation, analysis and security were adequate for the purposes intended.

16. DATA VERIFICATION

a) Quality control measures and data verification applied by the author in the preparation of this report consisted of a through review of the procedures and data obtained from the historical documents and provided by the Company.

b) Because of the nature of the mineralization sampled, i.e. very erratic, random distribution of often-coarse gold, and the fact that the entire sample was used up in each "Pulp Metallic" assay, normal quality assurance programs, such as the submission duplicate or check assays, was not practical. Despite these limitations, quality control measures and data verification employed in the sampling and assaying were, in the author's opinion, adequate under the circumstances.

The author was not present or involved with the property at the time the sampling and analytical work was carried out. Mr. Ray Bernatchez, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, reviewed and approved the technical disclosures contained in the above-mentioned press releases, upon which most of the technical information for this report was derived. (See Section 24, paragraph c), "Certificate of Author".)

c) Assay results described in this report have been filed for assessment work with the Kenora Resident Geologist's Office, and were reviewed by the author.

17. ADJACENT PROPERTIES

See Previous Technical Report

18. MINERAL PROCESSING AND METALLURGICAL TESTING

See Previous Technical Report

19. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

See Previous Technical Report

20. OTHER RELEVANT DATA AND INFORMATION

No additional information is being disclosed.

21. INTERPRETATION AND CONCLUSIONS

(See the Previous Technical Report for interpretation and conclusions made prior to the current program described in this report.)

Based upon the information provided by the Company following the latest exploration program, it can be concluded that all five quartz veins recently trenched on the Foley Mine Complex are consistently mineralized with gold and silver. The average gold grade of the Jumbo, Vowel and West Veins is 4.2 to 6.2 g/ton gold (0.12 to 0.18 ounces per ton). The South and North Sulphide Veins contain the lesser amounts of gold and silver. Since all the samples taken and analysed were chip samples, the results noted above cannot be considered as representative the grade of the veins as would be the case with continuous channel samples.

The Foley Mine property still has the highest potential for development because of its past history of mining, the extensive nature of reported gold mineralization in this area,

and the high-grade assays obtained from many of the documented occurrences. The Phase I work just completed on this property supports this conclusion. However, to take this property to the next stage of development, i.e. advanced underground exploration, serious expenditure commitments will be required. Consequently, Phase III underground exploration on the Foley Mine property should be delayed until a future time when more funding is available.

However, some additional surface work is called for on the Foley Mine property. This work would include the cutting of a grid across the Foley claims and geological mapping that would tie in all the known occurrences in to the grid. Ground geophysical surveys might help in delineating the known veins and indicate the presence of additional undocumented veins. Some additional trenching and sampling should also be considered.

As concluded in the Previous Technical Report, while the primary focus of new exploration should be on the Foley Mine claims, the Golden Star Mine property should be investigated as well. The results of the recent sampling by the Company on the Golden Star property support this conclusion.

A grab sample taken during last fall's (2005) exploration program, from a one-metre wide unexplored and unnamed vein on the Golden Star property, assayed 6.17 g/t gold and 8.4 g/t silver. A new sample taken from the Golden Star Mine property during the recent sampling program by Q-Gold provided some interesting results, as noted in Section 14.2.4 above. The significance of these samples are described in the Company's News Release of January 10, 2006, as follows:

"The significance of these samples is five-fold:

- It confirms the presence of gold in one of nine untested sulphide-hosted shear zones within volcanic rocks outside the Foley Mine Complex.
- These shear zones can be identified and further delineated through standard EM surveys.
- It establishes the presence of high-grade gold values within both the meta-volcanic and felsic intrusive rocks in the Mine Centre area.
- It establishes the presence of both quartz vein and shear-hosted gold, silver and base metal mineralization within both principal rock types on Q-Gold's mining claims.
- The above mineralized systems will now provide numerous additional poly-metallic targets for Q-Gold's future exploration programs on the Mine Centre Property."

Although less is known about this past producer, it also has a record of production. It appears that only the main ore vein has been extensively explored and developed.

The development potential of the documented veins on the Golden Star Mine property needs to be tested and the claim group explored for additional veins and other possibly gold bearing structures. A picket grid should be cut across the property, geological mapping carried out to tie in all veins and other features to the grid, and ground geophysics run across the grid to assist in delineating the veins and other possible gold bearing structures. Some diamond drilling for structural purposes is also required.

The east-west trend of the three documented gold showings in the vicinity of the Alice "A" occurrence should be investigated further. A detailed examination of the geology, structure and mineralization of the Alice "A" and other two nearby occurrences should be carried out to establish the nature and the control of the gold mineralization. Work should include the cutting of a picket grid, geological mapping and ground geophysics on the grid, and if warranted, diamond drilling.

The Ontario Government flew an airborne EM and magnetic survey over much of the area in 1980. In 1990, Inco flew an airborne EM and magnetic survey over the Cousineau group of claims. Most of the more significant anomalies detected by these surveys, with some exceptions, have been tested. Consideration should be given to re-flying the properties with more modern geophysical technologies.

Following the proposed airborne survey, ground follow-up of any significant anomalies picked up by the proposed airborne survey or revealed by earlier airborne surveys will be required. This follow-up work should include the following:

- The 600 metre long, EM conductor found by Inco on the Cousineau Group (Q-Gold claims 1249402 and 1249422): This will require a cut grid, EM and mag surveys, and several diamond drill holes.

- Several geophysical anomalies noted in volcanic rocks to the west of the Golden Star Mine vein system: These anomalies are especially interesting for the reasons noted above, and they should be followed up in the same manner.

- Other significant airborne anomalies picked up in the proposed airborne geophysical survey: These will also require ground follow-up.

Documents exist that suggest that some ore may still remain in place in the Foley Mine that was not removed during the last phases of development in the 1920s and 1930s. Given the limited amount and often uncertain nature of the previous underground sampling data, at a later date the underground mine workings should be dewatered, the shaft reconstructed to the extent necessary for temporary use, and the approximately 3.5 km. of existing drifts re-sampled and assayed.

As soon as additional funds are available, engineering work and permitting should be commenced in preparation for the underground exploration program, so that the next phase (Phase III) can get under way without delays.

Several of the "Northern Claims" described herein have some potential for both base metals and diamonds. They should be the subject of an exploration review to ascertain whether their geological merit warrants their further retention by the Company.

22. RECOMMENDATIONS

See the Previous Technical Report for recommendations made prior to the current program described in this report.

It is recommended that any new work on the Mineral Properties remain focussed on the Bad Vermilion Group of claims. This recommendation is supported by its past history of mining, the extensive nature of reported gold mineralization in the area, and the erratic but high-grade assays obtained from many of the documented occurrences. Within this claim group, further work should be focused on the Foley Mine, which has had the most development work, and is the most significant past producing mine on the property. The Golden Star Mine property is also a past producer that warrants further investigation.

A two-phase program was proposed in the Previous Technical Report. Phase I of those recommendations has largely been completed. Phase II, which is now being recommended, includes investigation of the Golden Star Mine property; some additional follow-up work on the Foley Mine property; investigation of the Alice "A" vein structure; an airborne geophysical survey of the Company's properties followed by ground geological and geophysical follow-up and diamond drilling. As soon as additional funds are available, permitting and engineering studies should be undertaken in preparation for later underground exploration on the Foley Mine (Phase III, which is not described in detail in this report.) Further investigation of the "Northern Claims" should be put off until a later date when additional funds are available.

Phase I

Largely completed.

Phase II

1. Compilation of data

A comprehensive compilation and analyse of data should be undertaken as soon as possible, to help focus future work on the property. Because of the large size of Q-Gold's property, the exceptionally large number of documented mineral occurrences, and the large amount of data and information on previous exploration work, it was not possible to fully analyse, evaluate and plot locations of all the available data under the terms of reference for this report.

Geologist: 4 weeks + expenses **$ 10,000**

2 . Foley Mine

Additional surface work is recommended on the Foley Mine claims. This should include the cutting of a grid across the Foley claims and geological mapping that would tie in all

the known occurrences to the grid, to help guide future work. Ground geophysical surveys might help in delineating the veins. Some additional trenching and sampling should also be considered.

Line cutting: 22 km @ $550/km	$ 12,100	
Geological mapping: 2 weeks + expenses	$ 4,800	
Gound geophysics: 22 km @ $275/km	$ 6,050	
Backhoe/Loader: 15 days @ $ 1,400/day	$ 21,000	
Drilling & Blasting: 20 days @ $1,000/day	$ 20,000	
Transportation: $1,500/month for 2 months	$ 3,000	
Pulp metallic fire assaying: 200 samples @ $45 per assay	$ 9,000	
		$ 75,950

3. Golden Star Mine Vein Structure

On the Golden Star claims, only the main ore vein has been extensively explored. The establishment of a picket grid, stripping, trenching and sampling are required to investigate the additional thirteen documented veins on the property.

Line cutting: 82 km @ $550/km	$ 45,100	
Geological mapping: 4 weeks + expenses	$ 9,600	
Geophysical surveys: 25 km @ $275/km	$ 6,875	
Backhoe/Loader: 4 days @ 1,400 /day	$ 5,600	
Drilling & Blasting: 6 days @ 1,000/day	$ 6,000	
Transportation:	$ 1,000	
Diamond drilling: 1500 ft. @ $30/ft.	$ 45,000	
Assaying: 200 samples @ $45 per sample	$ 8,000	
		$127,175

4. Alice "A" Claims

To explore this gold bearing structure, work should include the cutting of a picket grid, geological mapping and ground geophysics on the grid, and if warranted, diamond drilling.

Geological mapping: 2 weeks + expenses	$ 4,800	
Line Cutting: 15 kms: @ 450/km	$ 6,750	
IP Survey: 15 kms @ $1,200/km	$ 18,000	
Diamond drilling: 800 ft. @ $30/ft.	$ 24,000	
Assaying: 100 samples @ $45 per sample	$ 4,500	
		$ 58,050

5. Airborne Geophysical Survey

Since EM & magnetic surveys were last flown over the property in 1980, and airborne geophysical technology has improved significantly since that time, the earlier geophysical work should be re-evaluated by a qualified geophysisist. If it is determined that the newer technology available today would be a significant improvement over the

previous surveys, consideration should be given to re-flying the properties with more modern Fugro Helicopter EM/mag/resistivity equipment.

Airborne survey	$160,000	
Data Interpretation & mapping	$ 40,000	
		$200,000

6. Ground Follow-up of Airborne Anomalies

Ground follow-up, including line cutting, geological mapping, ground geophysical surveys, and diamond drilling will be required to test any new and significant anomalies detected by the airborne survey.

Inco Anomaly

Line cutting: 10 km @ $550/km	$ 5,500	
Ground geophysics		
10 km @ $400	$ 4,000	
Geological mapping: 1 week + expenses	$ 2,400	
Diamond drilling:		
1500ft @ $30/ft.	$ 45,000	
Assaying: 100 samples		
@ $45 per sample	$ 4,500	
	$ 61,400	

Golden Star Anomalies

Linecutting: 25 km @ $550/km	$ 13,750	
Ground geophysics:		
25 km @ $400/km	$ 10,000	
Geological mapping: 4 weeks + expenses	$ 9,600	
Diamond drilling:		
3000 ft. @ $30/ft.	$ 90,000	
Assaying: 200 samples		
@ $30 per sample	$ 6,000	
	$129,350	

Other Anomalies

Line cutting: 55 km @ $550/km	$ 30,250	
Ground geophysics: 55 km		
@ 400/km	$ 22,000	
Geological mapping: 6 weeks + expenses	$ 14,400	
Diamond drilling:		
4000 ft. @ $30/ft.	$120,000	
Assays: 250 samples		
@ $45 per sample	$ 11,250	
	$197,900	
		$388,650

7. Field Supervision

Supervisor/Geologist + expenses:		
150 days @ 350/day	$ 67,500	
2 geol. Assistants + expenses:		
150days @ 250/day	$ 37,500	
Geological & geophysical consulting:	$ 20,000	
Vehicle rental:	$ 20,000	
		$145,000
	TOTAL: PHASE II	**$ 1,004,825**

Phase III (memo item):

Engineering & Permitting

Although not described in detail in this report, as soon as additional funds become available, engineering work and permitting should be commenced so that the next phase (III) of the program, i.e. underground exploration on the Foley Mine property, can get under way without delays.

Engineering:	$ 40,000	
Permitting:	$ 80,000	
(Memo Item) Estimated Total		**$120,000**

23. REFERENCES

Barstad, G, 2000. A leach study on Hexagon Gold (Ontario) Limited, Nugget Vein sample: Report #00-11-09, Battle Mountain Gold.)

Boisvert, L, 2002. Hexagon Gold Project: Summary of Mill Operations and Gold Accounting; Roxmark Mines Limited, 4 p. (dated February 5, 2002).

Bolen, Jack, 2005. Report for Q-Gold Resources Ltd. on diamond drilling program, filled as assessment work with the Ontario Ministry of Northern Development & Mines.

Bolen, Jack, 2006. Report on trenching & sampling program for Q-Gold Resources, Ltd., filled as assessment work with the Ontario Ministry of Northern Development & Mines.

Beard, R.C. and Garratt, G.L. 1976. Gold Deposits of the Kenora - Fort Frances area, Districts of Kenora and Rainy River; Ontario Geological Survey, Mineral Deposits Circular 16, 46p.

Blackburn, C.E., Johns, G.W., Ayer, J. and Davis, D.W. 1991. Wabigoon Subprovince; *in* Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p. 303-381.

Blackburn, C. E. and Hinz, P. 1997. Property Examination - Minescape Exploration Inc., Manion, Sandbeach, Bennett and Hepburn Lakes areas *in* Report of Activities, 1996, Resident Geologists, Ontario Geological Survey, Open File Report 5958, p. 2-20 to 2-22.

Blackburn, C.E., Hailstone, M.R., Storey, C.C. and Perrault, M.E. 1992. Property Examination – Grey Trout Road copper-nickel occurrence *in* Report of Activities, 1991, Resident Geologists, Ontario Geological Survey, Miscellaneous Paper 158, p. 15.

Canadian Mining Journal, May 29, 1925, "Foley Mine"

DST 1994. Final Report, Abandoned Mines Site Assessments, Kenora Resident Geologist's District, Part B, Volume 2: Site Abstracts and Drawings NTS 52C/9 to E/9; Dominion Soil Thunder Bay Ltd.

Ennis, G.F. 1979. Report on the Golden Star Mine Property, Mine Centre area, Ontario, for Fanex Resources. 27 p.

Fumerton, S.L. 1985. Geology of the Calm Lake Area, District of Rainy River, Ontario Geological Survey Report 226, 72 pp. accompanied by map 2467, scale 1:31,680.

Hannigan, P. 1982. Tailings Sample Program, Foley Option. Project Code 1373 M-2474. Internal report for Sherritt Gordon Mines Ltd., 4 p.

Huston, C.D. 1981. Diamond Drilling Report for Corporate Oil and Gas Limited on Mine Centre, Ontario, claims. 14 p., plus appendices.

Inco Exploration and Technical Services, Inc. 1992. 1991 Annual Report, Cousineau Option, Mine Centre Area, Ontario; Internal Inco Exploration Report.

Inco Exploration and Technical Services, Inc. 1993 Annual Report. Cousineau Option, Mine Centre Area, Ontario; Internal Inco Exploration Report.

Lemieux, J, 1996. Logistics and Processing Report of the Airborne Magnetic and Geotem Electromagnetic Multicoil Survey in the Fort Frances Area for Minescape Exploration Inc.; internal company report for Minescape Exploration Inc.

Mustang Minerals Corp. 2000. Reconnaissance Geology and Prospecting of the Bennett Lake Property; by Sda geological services, limited.
Naldrett, A. J. 1997. Summary Report on the Geology and Potential for Nickel-Copper-Platinum Group Element Deposits on Walbridge Mining Company Limited's Claims, Mine Centre, Ontario; Internal Company report for Walbridge Mining Company Ltd.

Neilson, James N. & Bray, R.C.E., 1981. Feasibility of Small Scale Mining in Northwestern Ontario (parts of the Districts of Kenora, Rainy River and Thunder Bay; Ontario Geological Survey. Open File Report 5332 (Volumes 1 and 2).

Northern Miner, July 31, 1926, p.2, "Runs $10 over 16 Feet"

OGS 1980. Airborne electromagnetic and total intensity magnetic survey, Atikokan - Mine Centre area, western part, District of Rainy River; Ontario Geological Survey, Map 80502, scale 1:20 000.

Poulsen, K.H. 1984. The Geological Setting of Mineralization in the Mine Centre - Fort Frances area, District of Rainy River; Ontario Geological Survey. Open File Report 5512, 126p.

Poulsen, K.H. 2000. Precambrian Geology and Mineral Occurrences, Mine Centre - Fort Frances area; Ontario Geological Survey, Map 2525, scale 1:50,000.

Poulsen, K.H. 2000. Archean Metallogeny of the Mine Centre - Fort Frances area; Ontario Geological Survey, Report 266, 121p.

Pye, E.G. 1963. Report of the Resident Geologist's office, Port Arthur *in* Summary of Field Work, ,1963; Ontario Geological Survey, Preliminary Report P.R. 1963-2, p. 39-42.

Q-Gold Resources Ltd., News Releases dated Nov. 22, 2005; Dec. 7, 2005; Jan. 10, 2006; Feb. 17, 2006.

Shanks, W.S. and Schwerdtfeger, S. 1994. Wild Potato Lake Area (north), District of Rainy River; Ontario Geological Survey, Map P.3260, scale 1:15 840.

Sherritt Gordon Mines Ltd.,. 1982. Preliminary Report on the Mine Centre Area. Internal Company report.

Sherritt Gordon Mines Ltd., 1982. Tailings sample Program, Foley Option. Internal Company Report.

Sherritt Gordon Mines Ltd., 1983. Geology Report, Mine Centre. Internal Company report.

Stone, D., Halle, J. and Murphy, R. 1997a. Precambrian Geology, Mine Centre area; Ontario Geological Survey, Preliminary Map P.3372, scale 1:50 000.

Stone, D., Halle, J. and Murphy, R. 1997b. Precambrian Geology, Manion Lake Area; Ontario Geological Survey, Preliminary Map P.3373, scale 1:50 000.

Sutherland, ?. 1925. Mines of Ontario, 1. Northwestern Ontario; Ontario Department of Mines, Annual Report, Volume 34, Part 1, p. 75.

Tanton, T.L. 1936. Mine Centre Area, Rainy River District; Geological Survey of Canada, Map 334A, scale 1:31 680.

Williams, H.R. 1991. Quetico Subprovince; *in* Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p. 383-403.

Wood, J., Dekker, J., Jansen, J.G., Keay, J.P. and Panagapko, D. 1980a. Mine Centre Area (west half), District of Rainy River; Ontario Geological Survey, Map P.2201, scale 1:15 840.

Wood, J., Dekker, J., Jansen, J.G., Keay, J.P. and Panagapko, D. 1980b. Mine Centre Area (east half), District of Rainy River; Ontario Geological Survey, Map P.2202, scale 1:15 840.

Young, W.L. 1960. Geology of the Bennett – Tanner Area, Ontario Department of Mines, Annual Report Volume LXIX, Part 4, 17 PP., accompanied by Map 1960b, scale 1 inch to ½ mile.

24. AUTHORS' QUALIFICATIONS

Northwest Mineral Development Services

Site 148, Comp. 9, RR #1
Kenora, ON, Canada
P9N 3W7

Ph: 807-548-6369 (summer)
480-981-6521 (winter)
Email: beard_r@hotmail.com

Certificate of Author

a) I, Richard Beard, P.Eng., am currently an independent consultant operating under the name of and from the address shown above.

b) This certification applies to the following "Report for Q-Gold Resources Limited on the Northwestern Ontario Gold & Base Metal Properties, Mine Centre Area, Rainy River District, Formerly Held by Hexagon Gold (Ontario) Ltd.", dated March 9, 2006, (the "Technical Report")

c) I graduated with a B.Sc. Degree in Geological Engineering from Michigan Technological University in Houghton Michigan, U.S.A. in 1955. In addition, I have obtained an M.Sc. Degree in Geological Engineering from Michigan Technological University in 1961. I am a member of Professional Engineers of Ontario. I have worked as a geologist for a total of 50 years since my graduation from university.

I visited the property for Q-Gold and its predecessor companies in May 2000, for one day. Prior to my involvement with Q-Gold and its predecessor companies, I also visited the property numerous times over a 25-year period in my former position as Resident Geologist with the Ontario Ministry of Northern Development & Mines. Q-Gold requested an update of the Technical Report as of March 9, 2006. At that time, the Mineral Properties were entirely covered with snow deep enough to prevent access to the properties to conduct the required Personal Inspection and to prevent the acquisition of beneficial information for inclusion in the Technical Report. Consequently, no visit to verify the 2005 exploration activities described herein in Sections 13 through 15 (see "2005 Work") was attempted by me at that time. However, pursuant to the exemption provided by Part 6.2 of NI 43-101, I hereby agree to conduct the required Personal Inspection of the 2005 Work on the Mineral Properties no later than May 31, 2006. I will also file a timely report on my findings as an addendum to this report.

d) I am responsible for the preparation of all parts of this Technical Report.

e) I am independent of Q-Gold Resources Limited, Solana Petroleum Corp. (its predecessor company) and Hexagon Gold (Ontario) Ltd., applying all of the tests in section 1.4 of National Instrument 43-101.

f) I co-authored a previous report on this property for Solana Petroleum Corporation titled "Report for Solana Petroleum Corporation on the Northwestern Ontario Gold & Base Metal Properties, Mine Centre Area, Rainy River District, Held by Hexagon Gold (Ontario) Ltd.", dated July 15, 2003, (the "Previous Technical Report"). Other than this, my only other prior involvement was the preparation of a Notice of Advanced Exploration and Closure Plan for earlier exploration on the property, required under the Ontario Mining Act, in 2000.

g) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

h) As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 27 th Day of March, 2006

REGISTERED PROFESSIONAL ENGINEER
R. C. BEARD
PROVINCE OF ONTARIO

Signature of Qualified Person

Print name of Qualified Person

APPENDIX A – LIST OF MINING CLAIMS



Ministry of Northern Development and Mines

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Thursday, March 9th, 2006

Mining Claim Client Reports

KENORA Mining Division - 402535 - O-GOLD (ONTARIO) LTD.

Township/Area	Claim Number	Recording Date	Claim Due Date	Status	Percent Option	Work Required	Total Applied	Total Reserve	Claim Bank
BAD VERMILION LAKE (KEN)	1018555	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1018556	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1018557	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1018559	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1018560	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1024617	1987-Nov-09	2006-Nov-09	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1024911	1987-Nov-09	2006-Nov-09	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1025127	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1025128	1988-Jan-15	2007-Jan-15	A	100 %	$ 400	$ 7,200	$ 0	$ 0
BAD	1177987	1999-Nov-	2006-	A	100 %	$ 1,200	$ 6,000	$ 0	$ 0

VERMILION LAKE (KEN)		24	Nov-24						
BAD VERMILION LAKE (KEN)	1240294	2002-Jan-02	2007-Jan-02	A	100 %	$ 1,600	$ 4,800	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1249430	2002-Jan-17	2007-Jan-17	A	100 %	$ 2,800	$ 8,400	$ 0	$ 0
BAD VERMILION LAKE (KEN)	1249434	2002-Jan-17	2007-Jan-17	A	100 %	$ 400	$ 1,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000814	2003-Mar-28	2007-Mar-28	A	100 %	$ 3,200	$ 6,400	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000815	2003-Mar-28	2007-Mar-28	A	100 %	$ 2,800	$ 5,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000816	2003-Mar-28	2007-Mar-28	A	100 %	$ 6,000	$ 12,000	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000817	2003-Mar-28	2007-Mar-28	A	100 %	$ 4,800	$ 9,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000819	2003-Mar-28	2007-Mar-28	A	100 %	$ 5,600	$ 11,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3000820	2003-Mar-28	2007-Mar-28	A	100 %	$ 3,200	$ 6,400	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014606	2003-Dec-18	2006-Dec-18	A	100 %	$ 1,200	$ 1,200	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014607	2003-May-02	2006-May-02	A	100 %	$ 400	$ 400	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014608	2003-May-02	2006-May-02	A	100 %	$ 400	$ 400	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014609	2003-May-02	2006-May-02	A	100 %	$ 800	$ 800	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014617	2004-Jun-14	2006-Jun-14	A	100 %	$ 6,400	$ 0	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014618	2005-Sep-16	2007-Sep-16	A	100 %	$ 400	$ 0	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014619	2005-Dec-19	2007-Dec-19	A	100 %	$ 1,600	$ 0	$ 0	$ 0
BAD VERMILION	3014626	2006-Feb-13	2008-Feb-13	A	100 %	$ 4,800	$ 0	$ 0	$ 0

LAKE (KEN)									
BAD VERMILION LAKE (KEN)	3014627	2006-Feb-13	2008-Feb-13	A	100 %	$ 6,000	$ 0	$ 0	$ 0
BAD VERMILION LAKE (KEN)	3014629	2006-Feb-13	2008-Feb-13	A	100 %	$ 5,600	$ 0	$ 0	$ 0
BAD VERMILION LAKE (KEN)	855740	1985-Dec-09	2006-Dec-09	A	100 %	$ 400	$ 8,000	$ 0	$ 0
BAD VERMILION LAKE (KEN)	855741	1985-Dec-09	2006-Dec-09	A	100 %	$ 400	$ 8,000	$ 0	$ 0
BAD VERMILION LAKE (KEN)	855742	1985-Dec-09	2006-Dec-09	A	100 %	$ 400	$ 8,000	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875510	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875511	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875512	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875513	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875514	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875515	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875516	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875517	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875543	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875544	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875545	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875546	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0

BAD VERMILION LAKE (KEN)	875547	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 57	$ 0
BAD VERMILION LAKE (KEN)	875548	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875549	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875550	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875551	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875552	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875553	1986-Jul-09	2006-Jul-09	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875554	1986-Jul-18	2006-Jul-18	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BAD VERMILION LAKE (KEN)	875555	1986-Jul-18	2006-Jul-18	A	100 %	$ 400	$ 7,600	$ 0	$ 0
BENNETT LAKE	1249426	2002-Jan-17	2007-Jan-17	A	100 %	$ 2,000	$ 6,000	$ 0	$ 0
BENNETT LAKE	3014621	2006-Jan-11	2008-Jan-11	A	100 %	$ 4,800	$ 0	$ 0	$ 0
BENNETT LAKE	3014622	2006-Jan-11	2008-Jan-11	A	100 %	$ 5,200	$ 0	$ 0	$ 0
HERON LAKE	1178500	1995-Dec-08	2010-Jun-08	A	100 %	$ 6,000	$ 30,000	$ 6,561	$ 0
LITTLE TURTLE LAKE	1178626	1996-Jun-04	2008-Dec-03	A	100 %	$ 5,873	$ 19,727	$ 0	$ 0
LITTLE TURTLE LAKE	1249401	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,800	$ 14,400	$ 0	$ 0
LITTLE TURTLE LAKE	1249402	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,800	$ 14,400	$ 0	$ 0
LITTLE TURTLE LAKE	1249421	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,800	$ 14,400	$ 0	$ 0
LITTLE TURTLE LAKE	1249422	2002-Jan-17	2007-Jan-17	A	100 %	$ 1,600	$ 4,800	$ 0	$ 0
LITTLE TURTLE LAKE	1249423	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,800	$ 14,400	$ 0	$ 0
LITTLE TURTLE LAKE	1249424	2002-Jan-17	2007-Jan-17	A	100 %	$ 2,800	$ 8,400	$ 0	$ 0
LITTLE TURTLE LAKE	1249425	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,000	$ 12,000	$ 0	$ 0

LITTLE TURTLE LAKE	1249427	2002-Jan-17	2007-Jan-17	A	100 %	$ 3,600	$ 10,800	$ 0	$ 0
LITTLE TURTLE LAKE	1249428	2002-Jan-17	2007-Jan-17	A	100 %	$ 1,200	$ 3,600	$ 0	$ 0
LITTLE TURTLE LAKE	1249429	2002-Jan-17	2007-Jan-17	A	100 %	$ 4,400	$ 13,200	$ 0	$ 0
LITTLE TURTLE LAKE	1249431	2002-Jan-17	2007-Jan-17	A	100 %	$ 400	$ 1,200	$ 0	$ 0
LITTLE TURTLE LAKE	3000810	2003-Feb-24	2007-Feb-24	A	100 %	$ 4,800	$ 9,600	$ 0	$ 0
LITTLE TURTLE LAKE	3000811	2003-Feb-24	2007-Feb-24	A	100 %	$ 2,400	$ 4,800	$ 0	$ 0
LITTLE TURTLE LAKE	3000812	2003-Feb-24	2007-Feb-24	A	100 %	$ 400	$ 800	$ 0	$ 0
LITTLE TURTLE LAKE	3000813	2003-Feb-24	2007-Feb-24	A	100 %	$ 4,000	$ 8,000	$ 0	$ 0
LITTLE TURTLE LAKE	3014610	2003-May-02	2006-May-02	A	100 %	$ 800	$ 800	$ 0	$ 0
LITTLE TURTLE LAKE	3014611	2003-May-02	2006-May-02	A	100 %	$ 800	$ 800	$ 0	$ 0
LITTLE TURTLE LAKE	3014612	2003-May-02	2006-May-02	A	100 %	$ 400	$ 400	$ 0	$ 0
LITTLE TURTLE LAKE	3014620	2005-Dec-19	2007-Dec-19	A	100 %	$ 400	$ 0	$ 0	$ 0
LITTLE TURTLE LAKE	4209703	2006-Feb-07	2008-Feb-07	A	100 %	$ 1,200	$ 0	$ 0	$ 0
LITTLE TURTLE LAKE	4209704	2006-Feb-07	2008-Feb-07	A	100 %	$ 2,000	$ 0	$ 0	$ 0
LITTLE TURTLE LAKE	4209705	2006-Feb-07	2008-Feb-07	A	100 %	$ 4,000	$ 0	$ 0	$ 0
SANDBEACH LAKE	1178248	1995-Nov-14	2010-May-15	A	100 %	$ 5,598	$ 30,402	$ 0	$ 0
SANDBEACH LAKE	1178507	1995-Dec-18	2009-Jun-18	A	100 %	$ 6,400	$ 25,600	$ 0	$ 0
SANDBEACH LAKE	1178508	1995-Dec-18	2009-Jun-18	A	100 %	$ 82	$ 31,918	$ 0	$ 0



Ministry of Northern Development and Mines

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Thursday, March 9th, 2006

Mining Claim Client Reports
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THUNDER BAY Mining Division - 402535 - O-GOLD (ONTARIO) LTD.

Township/Area	Claim Number	Recording Date	Claim Due Date	Status	Percent Option	Work Required	Total Applied	Total Reserve	Claim Bank
SANDBEACH LAKE	1178519	1996-Mar-15	2006-Sep-13	A	100 %	$ 6,400	$ 6,400	$ 0	$ 0
SANDBEACH LAKE	1206798	1995-Nov-27	2006-May-28	A	100 %	$ 6,400	$ 6,400	$ 0	$ 0
SANDBEACH LAKE	1207397	1995-Nov-27	2006-May-28	A	100 %	$ 6,400	$ 6,400	$ 0	$ 0

Claim List with Acreages

Claim List with Acreages

Q-GOLD (ONTARIO) LTD.

CLAIM LIST - ASSESSMENT WORK REQUIREMENTS

March 9, 2006

A) BAD VERMILION LAKE

Claim Number	Recording Date	Claim Due Date	Work Required	Total Applied	Total Reserve	Claim Bank	*Memo: Claim Acreage*
1018555	1/15/1988	1/15/2007	$400	$7,200	$0	$0	*40*
1018556	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1018557	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1018559	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1018560	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1024617	11/9/1987	11/9/2006	$400	$7,200	$0	$0	*40*
1024911	11/9/1987	11/9/2006	$400	$7,200	$0	$0	*40*
1025127	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1025128	1/15/1998	1/15/2007	$400	$7,200	$0	$0	*40*
1177987	11/24/1999	11/24/2006	$1,200	$6,000	$0	$0	*120*
1240294	1/2/2002	1/2/2007	$1,600	$4,800	$0	$0	*160*
1249430	1/17/2002	1/17/2007	$2,800	$8,400	$0	$0	*280*
1249434	1/17/2002	1/17/2007	$400	$1,200	$0	$0	*40*
3000814	3/28/2003	3/28/2007	$3,200	$6,400	$0	$0	*320*
3000815	3/28/2003	3/28/2007	$2,800	$5,600	$0	$0	*280*
3000816	3/28/2003	3/28/2007	$6,000	$12,000	$0	$0	*600*
3000817	3/28/2003	3/28/2007	$4,800	$9,600	$0	$0	*480*
3000819	3/28/2003	3/28/2007	$5,600	$11,200	$0	$0	*560*
3000820	3/28/2003	3/28/2007	$3,200	$6,400	$0	$0	*320*
3014606	12/18/2003	12/18/2006	$1,200	$1,200	$0	$0	*120*
3014607	5/2/2003	5/2/2006	$400	$400	$0	$0	*40*
3014608	5/2/2003	5/2/2006	$400	$400	$0	$0	*40*
3014609	5/2/2003	5/2/2006	$800	$800	$0	$0	*80*
3014617	6/14/2004	6/14/2006	$6,400	$0	$0	$0	*640*
3014618	9/16/2005	9/16/2007	$400	$0	$0	$0	*40*
3014619	12/19/2005	12/19/2007	$1,600	$0	$0	$0	*160*
855740	12/9/1985	12/9/2006	$400	$8,000	$0	$0	*40*
855741	12/9/1985	12/9/2006	$400	$8,000	$0	$0	*40*
855742	12/9/1985	12/9/2006	$400	$8,000	$0	$0	*40*
875510	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875511	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875512	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875513	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875514	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875515	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875516	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875517	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875543	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875544	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875545	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875546	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875547	7/9/1986	7/9/2006	$400	$7,600	$57	$0	*40*
875548	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875549	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875550	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875551	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875552	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875553	7/9/1986	7/9/2006	$400	$7,600	$0	$0	*40*
875554	7/9/1986	7/18/2006	$400	$7,600	$0	$0	*40*
875555	7/9/1986	7/18/2006	$400	$7,600	$0	$0	*40*

	# of Claim Blocks	Annual Assessment Required	*Acreage*
S/TOTAL BAD VERMILION LAKE	50	$56,000	*5,600*

B) BENNETT LAKE

Claim Number	Recording Date	Claim Due Date	Work Required	Total Applied	Total Reserve	Claim Bank	*Memo: Claim Acreage*
3014621	1/11/2006	1/11/2008	$4,800	$0	$0	$0	*480*
3014622	1/11/2006	1/11/2008	$5,200	$0	$0	$0	*520*
1249426	1/17/2002	1/17/2007	$2,000	$6,000	$0	$0	*200*

	# of Claim Blocks	Annual Assessment Required	*Acreage*
S/TOTAL BENNETT LAKE	3	$12,000	*1,200*

Q-GOLD (ONTARIO) LTD.
CLAIM LIST - ASSESSMENT WORK REQUIREMENTS
March 9, 2006

C) HERON LAKE

Claim Number	Recording Date	Claim Due Date	Work Required	Total Applied	Total Reserve	Claim Bank	Memo: Claim Acreage
1178500	12/8/1995	6/8/2010	$6,000	$30,000	$6,561	$0	600

D) LITTLE TURTLE LAKE

Claim Number	Recording Date	Claim Due Date	Work Required	Total Applied	Total Reserve	Claim Bank	Memo: Claim Acreage
1178626	6/4/1996	12/3/2008	$5,873	$19,727	$0	$0	640
1249401	1/17/2002	1/17/2007	$4,800	$14,400	$0	$0	480
1249402	1/17/2002	1/17/2007	$4,800	$14,400	$0	$0	480
1249421	1/17/2002	1/17/2007	$4,800	$14,400	$0	$0	480
1249422	1/17/2002	1/17/2007	$1,600	$4,800	$0	$0	160
1249423	1/17/2002	1/17/2007	$4,800	$14,400	$0	$0	480
1249424	1/17/2002	1/17/2007	$2,800	$8,400	$0	$0	280
1249425	1/17/2002	1/17/2007	$4,000	$12,000	$0	$0	400
1249427	1/17/2002	1/17/2007	$3,600	$10,800	$0	$0	360
1249428	1/17/2002	1/17/2007	$1,200	$3,600	$0	$0	120
1249429	1/17/2002	1/17/2007	$4,400	$13,200	$0	$0	440
1249431	1/17/2002	1/17/2007	$400	$1,200	$0	$0	40
3000810	2/24/2003	2/24/2007	$4,800	$9,600	$0	$0	480
3000811	2/24/2003	2/24/2007	$2,400	$4,800	$0	$0	240
3000812	2/24/2003	2/24/2007	$400	$800	$0	$0	40
3000813	2/24/2003	2/24/2007	$4,000	$8,000	$0	$0	400
3014610	5/2/2003	5/2/2006	$800	$800	$0	$0	80
3014611	5/2/2003	5/2/2006	$800	$800	$0	$0	80
3014612	5/2/2003	5/2/2006	$400	$400	$0	$0	40
3014620	12/19/2005	12/19/2007	$400	$0	$0	$0	40
4209703	2/7/2006	2/7/2008	$1,200	$0	$0	$0	120
4209704	2/7/2006	2/7/2008	$2,000	$0	$0	$0	200
4209705	2/7/2006	2/7/2008	$4,000	$0	$0	$0	400

	# of Claim Blocks	Annual Assessment Required	Acreage
S/TOTAL LITTLE TURTLE LAKE	23	$64,273	6,480

E) SANDBEACH LAKE

Claim Number	Recording Date	Claim Due Date	Work Required	Total Applied	Total Reserve	Claim Bank	Memo: Claim Acreage
1178248	11/14/1995	5/15/2010	$5,598	$30,402	$0	$0	600
1178507	12/18/1995	6/18/2009	$6,400	$25,600	$0	$0	640
1178508	12/18/1995	6/18/2009	$82	$31,918	$0	$0	640
1178519	* 3/15/1996	9/13/2006	$6,400	$6,400	$0	$0	640
1206798	* 11/27/1995	5/28/2006	$6,400	$6,400	$0	$0	640
1207397	* 11/27/1995	5/28/2006	$6,400	$6,400	$0	$0	640

	# of Claim Blocks	Annual Assessment Required	Acreage
SANDBEACH LAKE	6	$31,280	3,800

	# of Claim Blocks	Annual Assessment Required	Acreage
TOTAL CLAIMS	83	$169,553	17,680

	# of Claim Blocks	Acreage
ADD CONE CLAIMS (CROWN LEASES)	16	640
LEASES)	27	1,080
CLAIMS	9	360
TOTAL CROWN LEASES &	52	2,080

TOTAL ACREAGE	135	19,760

APPENDIX B - CROWN LEASES & PATENTED CLAIMS

BAD VERMILION GROUP

GOLDEN STAR LEASES AND PATENTED CLAIMS (36 Units):

The Golden Stir Mine Properties listed below are 100% owned by Hexagon Gold and subject to a 2% NSR to Golden Star Mine Centre Exploration Ltd. These properties consist of a total of 27 Crown Leases and 9 Patented Claims totaling 1,44O acres and include both Mineral and Surface Rights.

CROWN LEASES (27 Units):

Area	Lease number
Bad Vermilion Lake	K202521
Bad Vermilion Lake	K44632
Bad Vermilion Lake	K349055
Bad Vermilion Lake	K349056
Bad Vermilion Lake	K349057
Bad Vermilion Lake	K349058
Bad Vermilion Lake	K349059
Bad Vermilion Lake	K349060
Bad Vermilion Lake	K349061
Bad Vermilion Lake	K349062
Bad Vermilion Lake	K349063
Bad Vermilion Lake	K349064
Bad Vermilion Lake	K349065
Bad Vermilion Lake	K532135

Area	Lease number
Bad Vermilion Lake	K532136
Bad Vermilion Lake	K532137
Bad Vermilion Lake	K532138
Bad Vermilion Lake	K532139
Bad Vermilion Lake	K532140
Bad Vermilion Lake	K532141
Bad Vermilion Lake	K532142
Bad Vermilion Lake	K532143
Bad Vermilion Lake	K629043
Bad Vermilion Lake	K629044
Bad Vermilion Lake	K629046
Bad Vermilion Lake	K629048
Bad Vermilion Lake	K532134

PATENTED CLAIMS (9 UNITS)

Area	Claim Number	Number of Units
Bad Vermilion Lake	AL 116	1
Bad Vermilion Lake	AL 131	1
Bad Vermilion Lake	JO 41	2
Bad Vermilion Lake	K237	1
Bad Vermilion Lake	AD 2	1
Bad Vermilion Lake	AD 3	2
Bad Vermilion Lake	AD 4	1

CONE OPTION LEASES (16 UNITS):

A Sale and Purchase Agreement between Russell C. Cone and Q-Gold has been concluded covering 16 claims (totalling 640 acres), shown below. These leased claims are currently registered in the name of Russell C, Cone and include Mineral and Surface Rights, pending transfer of title to the Company. These leases are subject to a 2% NSR Royalty.

Area	Lease Number
Bad Vermilion Lake	K457118
Bad Vermilion Lake	K457119
Bad Vermilion Lake	K457120
Bad Vermilion Lake	K558637
Bad Vermilion Lake	K629206
Bad Vermilion Lake	K629207
Bad Vermilion Lake	K475099
Bad Vermilion Lake	K475100
Bad Vermilion Lake	K475101
Bad Vermilion Lake	K475102
Bad Vermilion Lake	K475103
Bad Vermilion Lake	K475116
Bad Vermilion Lake	K475123
Bad Vermilion Lake	K475124
Bad Vermilion Lake	K475223
Bad Vermilion Lake	K475224

APPENDIX C – VEIN PLANS, FOLEY MINE

(See the Previous Qualifying Report)

APPENDIX D – UNDERGROUND MINE PLANS, FOLEY MINE

(See the Previous Qualifying Report)

APPENDIX E – PERCUSSION DRILL HOLE LAYOUT W/ ASSAYS AND ASSAY CERTIFICATES, BOULDER VEIN

(See the Previous Qualifying Report)

APPENDIX F – SUMMARY REPORT, 2005 DIAMOND DRILLING

October 12, 2005

Hexagon Gold (Ontario) Ltd. / Q-Gold (Ontario) Ltd.

From the period September 17th. to October 3rd. 2005 a Diamond Drill Program consisting of 1,532 metres was, completed on the Foley Mine Property of Hexagon Gold (Ontario) Ltd. by Q-Gold (Ontario) Ltd. The property is under option to Q-Gold (Ontario) Ltd. and will be transferred to their name in the near future.

The property is located 6 kilometres SE of Mine Centre, Ontario. Access is via the Shoal Lake Road, located 1 km. east of Mine Center on Highway 11, then 8 kms South on the Shoal Lake Road. The Shoal Lake Road bisects the property.

Drilling was carried out to confirm the existence and grades of the Foley Mine vein system. The Foley Mine last operated in 1899 and records are scarce and of dubious reliability. A large network of veins is known to exist as seen on surface, but continuity of widths and grade to depths are unknown with any degree of certainty.

Geology.

The property lays within a dextral wrench zone, part of a pie shaped wedge between the right lateral Quetico Fault to the North and the right lateral Seine River Fault to the south. The wedge consists of a mixture of sediments and volcanics with 2 major intrusions within the immediate area, the Bad Vermilion Anorthosite Sill and the Bad Vermilion Trondhjemite Sill. The property is underlain by the Bad Vermilion Trondhjemite sill, which has been dextrally wrenched causing numerous brittle fractures/veining within the siliceous Trondhjemite. All rocks are Archean in age, Age dates on the area indicate a mean age of approximately 2.70 billion years.

Trondhjemite was the main rock type encountered in all the holes. Typically coarse grained with varying amount of gray quartz eyes (10 to 50%) within a fine-grained matrix of white, fine grained, feldspar (microcline). Locally the feldspar is porphroblastic and can have up to 20% white indistinct microcline porhroblasts. Colour varies from light gray to pink to red if the Trondhjemite is fractured allowing the penetration of hematite rich fluids.

Typically unit is massive, with minor amounts of brittle fracturing and jointing. Locally the Trondhjemite is zones and can include up to 25% mafic minerals, usually hornblende and biotite, which may be altered to chlorite. Typically the quartz veining is confined to the more siliceous Trondhjemite and only rarely are veinlets found were mafic minerals are present above 1%. Minor irregular Felsite Dikes are present and usually are only a few cm in width but can be up to 2 metres.

Drilling

A total of 10 holes were drilled for a total of 1532 metres. Drilling was contracted to North Star Drilling of 15 Linden Blvd. Brandon, Manitoba R7B 1C1. The drill rig (BBS 37 rig) was mobilized from Red Lake, Ontario to Mine Centre, Ontario. Drilling started on September 17 th and was completed on October 3, 2003. NQ2 (thin wall NQ tools) were employed, which gives a core of 50.8 mm. (2 inch) diameter.

Q-05-01

Hole Q-05-10 was drilled at –65 degrees, to a depth of 356.0 metres to twin a hole drilled by British Canadian Mines Ltd. in 1927. A drill casing of the right size (AX) and right dip –80 degrees was located in the area reported in old historical reports. This hole failed to intersect the reported mineralization as reported in historical documents. This could be for a number of reasons, 1) wrong location, 2), old hole of British Canadian Mines Ltd. deviated to a large degree or 3) original reported intersections were fictional.

Q-05-02 was drilled @ -50 degrees to a depth of 91 degrees to intersect the South Sulphide Vein. The hole was collared 40 metres west of the surface showing and drilled to the east. Quartz Vein material was intersected from 79.73 to 81.65 meters, (1.92 metres) The vein consisted of white quartz with 1% pyrite.

Q-05-03 was drilled from the same setup as Q-05-02, @ -63 degrees to a depth of 154.00 metres. This hole was to intersect the Sulphide Vein at a greater depth to establish continuity. The Sulphide Vein was not intersected as the hole encountered a Grano-Diorite Dike which cross cut the vein structure.

Q-05-04 was drilled to the west @ -73 to a depth of 130 metres. This hole was to intersect the Jumbo Vein south of the North Foley

Shaft. Quartz Vein material was intersected from 92.59 to 93.92 metres, (1.33 metres). Mineralization included up to 5% pyrite, 1% sphalerite and traces of chalcopyrite and galena.

Q 05-05 was drilled to the west, from the same set-up as Q-05-04, 06 @ -50 degrees to the west to a depth of 91.00 metres. This hole was to intersect the Jumbo Vein above Q-05-04 and 06. Quartz Vein material was encountered from 56.20 to 59.89 metres, (3.79 metres). Mineralization included up to 3% pyrite, 1% sphalerite and VG in 2, .50 metre samples.

Q-05-06 was drilled to the west to intersect the Jumbo Vein between Q-05-04 and 06 all on the same setup. Q-05-06 was drilled @ 62 degrees to a depth of 110.00 metres. Quartz Vein material was encountered from 66.40 to 71.10 metres, (4.70 metres).
Mineralization included, traces of pyrite and sphalerite.

Q-05-07 was drilled to the west, @ -50 degrees to a depth of 101.00 metres. This Location is 50 metres north of the set up for Q-05-04, 05, 06. This hole was to provide another section of the Jumbo Vein at the intersection with the Bonanza Vein. Quartz Vein was encountered from 88.15 to 91.44 metres, (3.29 metres). Mineralization encountered included up to 15% pyrite, 2% sphalerite and trace amounts of galena.

Q-05-08 was drilled to the west, below Q-05-07 from the same set up @ -62 degrees to a depth of 155.00 metres. The intent was to intersect the Jumbo and Bonanza Veins where they join at depth. Quartz Vein material was encountered from 80.35 to 80.55 meters (20 cm.) with 1% pyrite and trace amounts of sphalerite and galena. Quartz was intersected from 146.90 to 150.2 metres, (3.20 metres). Mineralization included up to 8% pyrite, 2% po., ½% sphalerite and traces of chalcopyrite and galena. VG was seen in 2, 0.50 metre samples.

Q-05-09 was drilled to the west below Q-05-07, 08 @ .70 degrees to a depth of 197 metres. Quartz Veins intersected were from 97.25 to 99.05 metres, (1.80 metres) with up to 1% pyrite, ½% galena and trace amounts of sphalerite. VG was seen in 1, .50 metre sample. Quartz was intersected from 146.90 to 147.83 (.93 metres) with up to 2% pyrite, and a trace of sphalerite. Quartz was intersected from 162.77 to 164.28 (1.51 metres) up to 3% pyrite and traces of chalcopyrite, sphalerite and galena. Quartz Vein from 180.70 to 183.30 (2.60 metres), mainly as a quartz stringer

zone within brecciated Trondhjemite. Mineralization includes trace amounts of pyrite, sphalerite and galena.

Q-05-10 was drilled to the west @ -50 degrees to a depth of 191 metres. This hole is located 75 metres south of the set up for Q-05-20, 03, to intersect mineralization encountered on the South Shaft of the past producing Foley Mine. Quartz stringers were encountered at 100.53 to 100.71 (18 cm), 103.00 to 103.70 (70 cm) and 105.49 to 105.84 (35 cm). Mineralization included up to 1% pyrite with traces of sphalerite. Quartz Vein from 129.25 to 129.55 (30 cm) with ½% pyrite and ½% sphalerite. Quartz Vein and stringers from 147.00 to 152.32 (5.32 metres) traces of pyrite and sphalerite.

Hole #	Strike	Dip	Depth	GPS Location	Grid Location
Q-05-01	270	- 65	356.00	5393670 N 15U0525939 E	17+00 N 19+75 W
Q-05-02	90	-50	91.00	5394141 N 15U0525840 E	21+00 N 20+75 W
Q-05-03	90	-62	154.00	5394141 N 15U0525840 E	21+00 N 20+75 W
Q-05-04	270	-73	130.00	5394260 N 15U0525726 E	22+00 N 22+10 W
Q-05-05	270	-50	91.00	5394260 N 15U0525726 E	22+00 N 22+10 W
Q-05-06	270	-62	110.00	5394260 N 15U0525726 E	22+00 N 22+10 W
Q-05-07	270	-50	101.00	5394321 N 15U0525726 E	22+50 N 22+40 W

Q-05-08 270 -62 155.00 5394321 N
22+50 N

15U0525726 E 22+40 W
Q-05-09 270 -70 197.00 5394321 N
22+50 N

15U0525726 E 22+40 W
Q-05-10 270 -50 191.00 5394044 N
20+25 N

15U0525870 E 22+40 W

Core was transported to Ft. Frances for logging and splitting. Core selected for sampling was sawed with 1/2 being returned to the box and stored under lock. The unsplit core was returned to the property and is stored in racks on the property at km. 8 of the Shoal Lake Road. GPS Location: 5394062 North, 15U0525852 East

The drilling, core logging, splitting and sampling and report writing was done entirely by Jack A. Bolen BSc.

I graduated with a B.SC. in Geology from Lake Superior State University in Sault Ste. Marie, Michigan in 1976. I have been working in the mining industry continuously since 1968.

I am presently a Director of Q-Gold Resources Ltd. (TSXV QAU) which is 100% owner of Q-Gold (Ontario) Ltd. I am the Exploration Manager for Q-Gold (Ontario) Ltd. and Hexagon Gold (Ontario) Ltd.

Respectfully Submitted:

____

Jack A. Bolen BSc.

APPENDIX G – 2005 DIAMOND DRILL LOGS AND ASSAY CERTIFICATES

Drill Log Q-05-01

				100 metres	64*
Grid Location	**Northing**	**17+00 North**	**Acid tests**	**200 metres**	**63***
	Easting	**19+75 West**		**302 metres**	**61***
GPS Location	**Northing**	**5393670 North**			
	Easting	**15 U 0525939**			

Strike 270 degrees **Core NQ2 50.8 mm diameter**
Dip -65 degrees

Start September 17th, 2005
Finish September 21st, 2005

Logged by; Jack A. Bolen BSc.

0.0 – 4.5 **Casing** - Overburden - **Casing left in hole.**

4.50 – 14.0 **Trondhjemite** – massive, coarse grained, 25% glassy quartz eyes, 6-7 mm size, white to slightly pink groundmass of microcline and K-Spar 65%. slightly altered to sericite, locally traces of chlorite up to 1 % minor fracturing, often with traces of pyrite, usually chloritic on fracture surfaces, no preferred orientation to fracturing.

14.0 – 36.92 **Trondhjemite** – less pink, increase in mafics to 15%, hornblende/biotite 30% gray qtz. Eyes, 2-4 mm., coarse grained, massive weak chlorite/sericite alteration

16.5 – 16.69 mm fractures, 1 – 1 cm wide quartz/feldspar vein/fracture filling, trace pyrite as 1-2 mm crystals, fractures 35* to core axis.

18.08 – 18.54 2 1 cm. Quartz veinlets at 18.08 and 18.12 within a felsite dike. pink, fine grained, aphanitic, contacts at 38* to CA. Numerous black microfractures at variable angles cemented with tourmaline. Occasional minor quarts fracture fills 1-2 mm., occasional pyrite crystal, bleb of py 1 cm at 30.10 m.

28,08 – 28.18 white quartz vein at 30* pyrite smeared on contacts at 40*, minor hairline fractures filled with tourmaline. (microfractures)

36.92 – 77.44 **Trondhjemite** – mafics (chlorite/hornblende/biotite) decrease to 1-2%, unit is gray with 30%, 4 mm gray quarts eyes, ground mass is a fine grained gray to whitish feldspar (microcline), massive, coarse to medium grained, fracturing has decreased to minor hairline tourmaline filled microfractures at 1 metre intervals at 30* to CA

45.37 – 45.76 **Quartz Vein** – white to glassy, sheared upper contact with fault gouge over 1 cm. at 28*, vein moderately fractured at 28*

Sample 47077	**Ag**	**Zn**	**Au**
	0.1	**20**	**.01**

47.10 – 47.27 **Mafic Dike** (Lamprophyre) bleached, 5% fine disseminated pyrite. Contacts sharp at 35*

Sample 47078 **0.1** **48** **.04**

51.40 – 55.08 **Shear zone** – upper contact at 30*, fault gouge, chloritic, lower contact at 15* with fault gouge and brecciation over 7 cm.

51.40 – 52.4 blothcy Trondhjemite, weakly silicified patches with mafic (chlorite/tourmaline) rims, trace to ½ % pyrite.
Sample 47079 **0.1** **17** **.01**

52.4 – 53.0 same as above
Sample 47080 **0.1** **13** **.01**

53.0 – 53.6 same as above, 40% white/pink quartz vein.
Sample 47081 **0.1** **16** **.02**

53.6 – 54.36 Quartz Vein, 75% white quartz with pink hematitic staining, 25% Trondhjemite clasts.
Sample 47082 **0.1** **9** **.01**

54.36 – 57.08 to lower contact of shear, 20% quartz, trace pyrite.
Sample 47083 **0.1** **14** **.01**

59.58 – 59.69 Quartz Vein white, massive, irregular contacts.

58.62 – 58.63 Quartz vein, 1 cm. at 60*

63.45 – 63.55 Quartz Vein, white, at 60*

64.81 – 64.88 Quartz Vein, irregular contact, 2 cm Lamprophyre clast, trace of pyrite in clast.

65.55 – 66.26 altered Lamprophyre dike, gray, weakly chloritic, 3-4% fine pyrite, contacts sharp, upper @ 16*, lower @ 26*
Sample 47084 0.1 59 .18

70.34 – 70.35 1 cm. quartz/tourmaline vein @ 16*, 5% coarse pyrite.

70.60 71.00 quartz vein, white, chloritic wisps, few coarse pyrite cubes.

77.44 – 81.80 **Felsite Dike**, siliceous, weakly to moderately altered to sericite, upper contact irregular and sharp , lower contact gradational, may be an altered Trondhjemite, minor ghost quarts eyes < 1%, trace to ¼% finely disseminated pyrite.

81.80 – 93.73 **Trondhjemite** – 15% gray quartz eyes, 2-4 mm, massive, locally fractured, minor joints/fractures @ 25*

91.2 and 92.4 1 cm. quartz/tourmaline veinlets @ 25*

93.73 – 96.30 **Quartz Feldspar Porphyry** – gradational upper contact with trondhjemite, 5% blebs of 1-3 mm size of biotite and tourmaline. ¼ to ½% finely disseminated pyrite, massive, pink colour. 20% white (microcline) phenocrysts of 1-3 mm size. Lower contact indistinct with bleaching along fractures.

93.73 – 94.5 massive QFP – ¼% pyrite, weakly fractured.
Sample 47085 0.5 117 .05

94.50 – 95.4 as above
Sample 47086 0.6 64 .12

95.40 – 96.30 as above
Sample 47087 0.1 71 .04

96.30 – 123.08 **Trondhjemite,** coarse grained, gray-green colour, 40% dark gray quartz eyes, often have rims of sericitic alteration, groundmass of gray microcline, 5-10% chlorite/biotite. Minor 1 cm. quartz veinlets with up to 30% black tourmaline <1% pyrite. Trondhjemite has occasional 1 mm specks of pyrite.

116.4 – 116.85 Aplite Dike – pink, fine grained siliceous, upper contact sharp @ 30*, lower sharp @ 26*

120.50 – 120.52 Quartz Vein @ 37*, trace pyrite

123.88 – 134.0 **Trondhjemite-** .5 cm chloritic fracture at contact, unit becomes much finer grained, quartz eyes to 15% 1-3 mm size, dark gray microcline matrix 60%,

up to 10% chlorite/biotite and sericite alteration.

133 – 134 minor brecciation with quartz/tourmaline cementing

134.0 – 140.0 **Trondhjemite,** 30-35% dark gray quartz eyes of 2-5 mm size. 60% light gray microcline groundmass with < 5% hble/biotite.

140.0 – 150.0 **Trondhjemite** – slight pink colour, 20% light gray, 1-3 mm quartz eyes, 5-6% hble/biotite, 75% gray greenish groundmass of microcline, massive. Occasional 1cm quartz veinlet @ 45*

142.4 hairline joint/fracture @ 45* with moly on surface.

150.0 – 186.0 **Trondhjemite** – coarse grained, 30 to 50% dark gray quartz eyes, 40% pale green microcline, 5% mafics, (chlorite/hble/biotite), microcline and quartz eyes locally have sericite alteration as rims to crystals.
preferred fracture angle 48*

159.79 – 159.86 quartz/tourmaline vein @ 35*

177.35 – 177.37 2 cm. quartz, calcite, chlorite, tourmaline veinlet @ 20*

179.04 – 179.06 2 cm. quartz-calcite veinlet @ 46*, trace pyrite.

186.0 – 193.0 **Trondhjemite** – finer grained, 20 % gray quartz eyes, 1-3 mm, often indistinct. 5% mafics(chl/biotite), gray fine grained groundmass of microcline.

193.0 - 243.50 **Trondhjemite** – coarser grained, quartz eyes 4-6 mm, increase to 35-40%, interstitial microcline weakly altered to sericite. Locally weakly foliated @ 52*

216.0 – 216.4 minor fracturing with quartz/tourmaline/chlorite fracture filling

217.53 5 mm fracture with qtz/tour filling @ 18*

217.71 1cm. qtz/tour fracture filling @ 18*

218.1 4 cm. clast (gabbroic) rounded, partly digested.

235.0 2 cm chloritic shear @ 30*

236.8 1 cm. qtz/tour fracture filling @ 50*

239.90 – 240.65 weakly silicified, 1% interstitial pyrite.
Sample 47088 0.2 43 .02

243.50 – 254.0 **Trondhjemite** – becomes finer grained with smaller (1-3 mm) quartz eyes 20% groundmass becomes light gray with sericite alteration, upper contact marked 2 - 1-5 mm fractures/shears with chlorite/quartz/tourmaline fracture filling at 243.55 and 243.56 @ 50* to CA
high strain area, locally wavy wisps (1 mm) of chlorite @ 40* to CA, weak fabric, local minor 1 cm. quartz/calcite/ankerite fracture fillinga as if weakly brecciated

243.55 – 244.15 fractured zone, sericitic, 20% quartz veinlets and silicification.
Sample 47089 0.2 22 .01

254.0 – 356.0 **Trondhjemite** increase in quartz eyes to 30%, locally up to 50%, 2-5 mm, light light gray colour, white/buff coloured groundmass of microcline, weakly sericitic, weakly foliated @ 50*, minor quartz/calcite veinlets along foliation planes @ 50* and at random angles.

269.0 unit is massive with only occasional fractures @ 50* with quartz eyes 40%, very weak local foliation, 287 @ 43*, 289 @ 46*

292.14 and 292.3 2 cm. quartz veinlets @ 25*

304.18 1 cm quartz vein @ 44*

305.22 1 cm. quartz vein with chloritic contacts @44*

308.15 1 cm. quartz vein @ 44*

318.3 1 cm quartz vein @ 48*

323.26 – 323.5 1 cm quartz/tourmaline vein down core axis, 5% pyrite, trace cpy.

324.0 1 cm. quartz vein @ 20*

joints/fractures 327 @ 44*, 332 @ 44*, 336 @ 44*, 340 @ 44*, 349 @ 44*

351.12 and 351.5 1 cm. quartz/calcite veinlet @ 20*

352.50 1 cm. quartz veinlet @ 25*

.355.60 – 355.70 breccia, quartz/calcite cementing, no pyrite.

356.0 **End of Hole**

Box List Q 05-01

Box			
Box	1	4.5	8.97
	2	8.97	13.23
	3	13.23	19.70
	4	17.70	22.08
	5	22.08	26.04
	6	26.04	30.80
	7	30.80	35.05
	8	35.05	39.50
	9	39.50	43.84
	10	43.84	47.17
	11	47.17	52.40
	12	52.40	56.59
	13	56.59	61.68
	14	61.68	65.30
	15	65.30	69.77
	16	69.77	74.18
	17	74.18	78.64
	18	78.64	82.90
	19	83.90	87.32
	20	87.32	91.72
	21	91.72	96.15
	22	96.15	100.58
	23	100.58	105.70
	24	105.70	108.50
	25	108.50	113.84
	26	113.84	118.27
	27	118.27	122.72
	28	122.72	127.05
	29	127.05	131.45
	30	131.45	135.89
	31	135.89	140.17
	32	140.17	144.50
	33	144.50	149.00
	34	149.00	153.40
	35	153.40	157.80
	36	157.80	162.24
	37	162.24	166.63
	38	166.63	171.00
	39	171.00	175.46
	40	175.46	179.81
	41	179.81	184.30
	42	184.30	188.60
	43	188.60	193.08

44	193.08	197.45	
45	197.45	201.90	
46	201.90	206.33	
47	206.33	210.70	
48	210.70	215.05	
49	215.05	219.42	
50	219.42	223.90	
51	223.90	228.13	
52	228.13	232.50	
53	232.50	236.94	
54	236.94	241.30	
55	241.30	245.60	
56	245.60	250.03	
57	250.03	254.41	
58	254.41	258.93	
59	258.93	263.25	
60	263.25	267.77	
61	267.77	272.21	
62	272.21	276.68	
63	276.68	281.10	
64	281.10	285.55	
65	285.55	290.00	
66	290.00	294.50	
67	294.50	298.85	
68	298.85	303.27	
69	303.27	307.70	
70	307.70	312.00	
71	312.00	316.48	
72	316.48	320.75	
73	320.75	325.26	
74	325.26	329.62	
75	329.62	334.10	
76	334.10	338.46	
77	338.46	342.95	
78	342.95	347.36	
79	347.36	351.77	
80	351.77	356.00	**End of Hole**

Q-Gold (Ontario) Ltd.

Drill Log Q-05-02

Grid Location	**Northing:**	**21+00 North**	**Acid Test @ 91 m 49***
	Easting:	**20+75 West**	
GPS Location	**Northing:**	**5394141 North**	
	Easting	**15 U 0525840 East**	

Strike **090 Degrees** **NQ2 Core 50.8 mm diameter**
Dip **- 50 Degrees**

Start September 21. 2005
Finish September 22, 2005

Logged by: Jack A. Bolen BSc.

0.0 - .55 Casing- Casing Pulled

.55 – 6.5 Trondhjemite – gray, 30% gray quartz eyes, 1-3 mm size, occasional hematitic rusty spots of 1-3 mm size, light gray microcline groundmass, microcline slightly altered to sericite, crystal boundaries are rimmed with sericite (white), equigranular, massive, 5% chlorite as 1-2 mm clots, fracture/joint @3.0 @ 50*

6.50 – 11.00 Trondhjemite - 40% quartz eyes, stained red with hematite giving a distinct pinkish colour to core, less altered, fresh, hematite could be from oxidized sulphides, no sulphides visible, equigranular, massive, medium to coarse grained. Fracture @ 10.5 @ 48*

11.00 – 17.60 Trondhjemite – massive, gray colour, 15% light gray quartz eyes, often indistinct, gray fine grained microcline groundmass.

17.60 – 20.55 Trondhjemite – red colour, 20% blotches of hematite stain, massive, medium to coarse grained, locally weakly foliated @ 38*.

20.55 – 50 .80 Trondhjemite – gray, massive, 5-10% gray quartz eyes with indistinct boundaries, occasional, 1-2 metre intervals, hairline chloritic fractures @ 60*, possible weak foliation.
fracture/joints 30.5 @ 46*, 34.0 @ 58*

50.80 – 58 00 Trondhjemite – coarse grained, red, hematite stained, 50% gray quartz eyes 3-8 mm, massive, 2-3% mafics, hornblende altered to chlorite
@ 55.80 fracture, chloritic @ 32*
@b 57.2 fracture, chloritic @ 50*

58.00 – 61.80 Trondhjemite – gray, 40% quartz eyes, 2-4 mm size, gray microcline groundmass, massive, medium grained.

61.4 – 61.8 quartz breccia vein @ 58 to CA, minor epidote, clasts up to 1.5 cm.

61.80 – 77.6 Trondhjemite – pinkish, coarse grained, 30% gray quartz eyes 2-4 mm, fractures variable between 30* and 56* at about 1 metre intervals.

77.60 – 79.00 Altered Trondhjemite – hematitic, red colour, 10% red hematitic patches, ½% 2-3 mm pyrite cubes, moderately fractured.

77.6 - 78.3 weakly sheared Trondhjemite, moderately fractured, 20% red patchy hematite stains.

Sample 47090	**Ag**	**Zn**	**Au**
	0.1	**33**	**.03**

78.3 – 79.0 weakly fractured Trondhjemite, 5% quartz vein, ¼ to ½% pyrite

Sample 47091 **0.1** **55** **.11**

79.73 – 81.65 Quartz Vein

79.00 – 79.73 Quartz vein – white, 5% inclusions of trondhjemite altered with chlorite, weakly banded.

Sample 47092 **0.4** **59** **.18**

79.73 – 80.30 Quartz vein, brecciated, gray and white banded, 1% pyrite.

Sample 47093 **0.1** **12** **.15**

80.30 – 81.00 Quartz Vein, brecciated, 1% pyrite.

Sample 47094 **0.1** **12** **.01**

81.00 – 81.65 Quartz Vein, white, brecciated, 1% pyrite.

Sample 47095 **0.8** **16** **.05**

81.65 – 91.00 Trondhjemite, gray, 25% gray quartz eyes, 2-5 mm size, gray microcline groundmass, slightly altered to sericite, minor 1-2 mm pyrite crystals < 1/10%, < 2% mafics as hble/chl/biotite.

81.65 – 82 35 Trondhjemite – 4 cm quartz vein @ 82.30, possible speck of **VG**.

Sample 47096 **0.2** **193** **3.44**

86.25 – 86.29 4 cm quartz vein @ 39*

96.5 – 86.54 4 cm quartz vein @ 36*

88.88 – 88.92 4 cm quartz vein @ 15*, 2% pyrite.

90.25 1 cm quartz vein, white @ 40*

fractures/joints @ 86.0, 88.60, 90.0 all at 50*

91.0 End of Hole.

Box List
Q 05-02

Box				
Box	1	0.55	4.95	
	2	4.95	9.61	
	3	9.61	13.95	
	4	13.91	18.38	
	5	18.38	22.77	
	6	22.77	27.17	
	7	27.17	31.60	
	8	31.60	36.00	
	9	36.0	40.39	
	10	40.39	44.81	
	11	44.81	49.18	
	12	49.18	53.55	
	13	53.55	57.90	
	14	57.90	62.40	
	15	62.40	66.84	
	16	66.84	71.20	
	17	71.20	75.60	
	18	75.6	79.75	
	19	79.75	83.85	
	20	83.85	88.00	
	21	88.00	91.00	End of Hole.

Q Gold (Ontario) Ltd.

Drill Log Q-05-03

Grid Location Northing 21+00 North **Acid test @ 154 m -61***
Easting 20+75 West
GPS Location Northing 5394141 North
Easting 15 U 0525840 East

Strike 090 Degrees **NQ2 Core 50.8 mm diameter**
Dip - 62 Degrees

Start September 22, 2005
Finish September 23, 2005

Logged by: Jack A. Bolen BSc

0.00 – 7.65 Trondhjemite – light gray, 30% gray quartz eyes, 1-3 mm size, gray fine grained microcline groundmass, slightly altered to sericite, 5% mafics, chlorite as disseminated blebs, 1-2 mm size, upper 3 metres fractured due to weathering, joint/fracture @ 6.6 @ 54*

7.65 – 7.75 Felsite Dike - @ 20* to CA, fine grained, hematite stained, contacts irregular.

7.75 – 11.86 Trondhjemite – 40% quartz eyes, gray, 2-5 mm , in a gray, fine grained matrix of microcline, moderate sericite alteration, red hematite staining gives the core a red appearance

weak foliation, 9.6 @ 34*

10.60 fracture, chloritic, hematitic @ 24*

11.86 fracture, chloritic, hematitic @ 49*, lower contact of hematite staining.

11.86 – 56.00 Trondhjemite – coarse grained, 30% 2-5 mm gray quartz eyes, massive, light gray microcline groundmass, weak sericitic alteration
weak hematitic staining from 20.0 to 24.0, occasional microfractures 1-2 mm width with quartz/chlorite fracture fillings
at 17.0 @ 17*, 21.3 @ 26*, 22.5 @ 26* 24.5 @ 26*
at 30.6 weak foliation @ 48*
joint/fracture at 43.0 @ 42, at 46.5 @ 46*, at 49.9 @ 46*

56.00 – 68 50 Trondhjemite – coarse grained, 30% gray quartz eyes 2-5 mm size, reddish appearance, hematite staining in microfractures and foliation

where microcline has been altered to sericite, massive, 2 metres above dike unit becomes coarser grained.
Microfractures have mm chloritic fracture fillings, fractures at 57.5 @ 38*, at 57.8 @ 54*, at 62.7 @ 30*, at 63.1 @ 40*

68.50 84.00 Granite Dike - pink at upper contact, contact irregular, numerous hairline chlorite filled microfractures which appear as dark lines, variable angles between 40 and 60*, occasional cube of pyrite, by 67 metres the unit becomes less pink as mafics (altered hble/biotite) increases to 10% and microcline increases and K spar decreases, medium grained hybrid melt. Clasts of trondhjemite have been incorporated into melt and partially digested, remnant quartz eyes in clasts are used to distinguish clasts from melt.

84.00 – 88.35 Horst – Trondhjemite – within granite dike, altered, medium grained, siliceous, 20% quartz eyes 1-3 mm, gray to glassy, massive, overall gray colour, upper contact irregular and gradational over 10 cm.

85.05 – 85.12 quartz vein @ 30*, white massive, on contact with trondhjemite clast and hybrid melt.

88.35 – 90.85 Hybrid Melt – mix of granite and digested trondhjemite, local quartz eye patches with up to 20% quartz eyes, upper contact gradational, clasts have a weak foliation at 52*

90.95 - 127.31 Granodiorite – probably a hybrid of the granite and trondhjemite, medium to coarse grained. 20% white (microcline) phenocrysts with a faint tinge of pink, 5-10% gray quartz eyes, often indistinct boundaries. Matrix a mix of fine grained quartz (30(and feldspar (40%), numerous microfractures, prominent at 52*, microfractures as dark green chloritic lines of < 1mm.

94.0 – 94.2 trondhjemite clast, 40% quartz eyes

96.5 – 97.3 trondhjemite clast, partially digested

103.25 – 103.45 trondhjemite clast

114.2 – 114.26 quartz veinlet @ 40*

gradational contact 123.0 to 127.31, lower contact with 2 cm quartz vein@ 10* to CA. Trace pyrite and galena.

127.31 132.3 Trondhjemite 30 to 40% dark gray quartz eyes, 2-5 mm. Light gray/green fine grained matrix of microcline, partly altered to sericite, sugary texture. Massive, no visible foliation , occasional fracture @ 20*

132.20 – 148.0 Feldspar Porphyry – possible a altered Trondhjemite, sharp contact with Trondhjemite at 20*, 2 mm green chlorite microfractures
10-15% gray quartz eyes of 1-3 mm size, 50% whitish/cream coloured feldspar (porphroblasts), boundaries often indistinct, spotted appearance.

Fracture at 137.3 – 2 cm. quartz vein with chlorite partings on contacts at 10* to CA.

Fractures, possible weak foliation preferred orientation 42* to CA.

148.00 – 151.00 Trondhjemite – gradational over 1 metre from feldspar porphyritic to quartz eyes. Quartz eyes 40% , dark gray, 2-5 mm., light gray, weakly sericitic, microcline matrix.

149.7 – 149.8 quartz vein, irregular, white, no sulphides, locally other patchy qtz with no orientation or structure.

151.00 – 154.00 Unit becomes feldspar porphyritic with 40% porphroblasts of white feldspar (microcline), with 10-15% gray quartz eyes. Medium to coarse grained, massive.
Minot fractures/joints @ 47*

154.0 End of Hole.

Q 05-03
Box list

Box				
Box	1	0.00	4.29	
	2	4.29	8.68	
	3	8.68	13.00	
	4	13.00	17.20	
	5	17.20	21.50	
	6	21.50	25.18	
	7	21.18	30.90	
	8	30.90	34.44	
	9	34.44	38.80	
	10	38.80	43.10	
	11	43.10	46.50	
	12	46.50	51.90	
	13	51.90	56.33	
	14	56.33	60.80	
	15	60.80	65.20	
	16	65.20	69.61	
	17	69.61	74.04	
	18	74.04	78.45	
	19	78.45	82.93	
	20	82.93	88.30	
	21	88.90	91.66	
	22	91.66	96.13	
	23	96.13	100.47	
	24	100.47	104.96	
	25	104.96	109.30	
	26	109.30	113.75	
	27	113.75	118.05	
	28	118.05	122.40	
	29	122.40	127.80	
	30	127.80	130.20	
	31	130.2	135.45	
	32	135.45	139.75	
	33	139.75	144.10	
	34	144.10	148.43	
	35	148.43	152.82	
	36	152.82	154.00	End of Hole

Q-Gold (Ontario) Ltd.

Drill Log Q-05-04

Grid Location	**Northing**	**22+00 North**	**Acid test @ 130 m 71***
	Easting	**22+10 West**	
GPS	**Northing**	**5394260 North**	
	Easting	**15 U 0525726 East**	

Strike **270 Degrees** **NQ2 Core 50.8 mm Diameter**
Dip **- 73 Degrees**

Start September 25, 2005
Finish September 26, 2005

Logged by: Jack A. Bolen BSc.

0.00 – 69.20 Trondhjemite – top 2 metres, fractured due to weathering, hematite stained, Massive gray Trondhjemite, medium grained, 30% gray quartz eyes, 2-6 mm in a gray matrix of Microcline. 15% white indistinct Microcline porphroblasts, minor fracturing on a metre scale @ 40 to 50*

13.18 – 13.64 Felsite Dike – microfractured with chloritic/tourmaline cementing as gray/green 1 mm lines at various angles, contacts sharp, irregular.

24.87 1 cm Quartz Vein, white @ 25*

at approximately 25 metres mafics hble/biotite increase to 10% as 1-3 mm disseminated crystals, minor fracturing @ 36* at 26.5, 30.5 and 36.3.

43.20 – 44.88 Felsite Dike – fine grained, siliceous, tan colour, dark green hairline fractures at multiple angles, trace pyrite, 3 – 1 cm quartz veinlets @ 25* to CA, contacts sharp @ 80*

45.66 – 45.88 Felsite Dike as above, upper contact irregular, lower contact sharp @ 80*

53.80 1 cm white quartz vein @ 22*

minor fractures/joints 59.5 @ 44*, 61.30 @ 26*, 63.80 @ 26*

68.80 – 68 88 8 cm. quartz vein, white, @ 25* to CA.

69.20 – 69.22 2 cm quartz veinlet, irregular

69.20 – 75.00 Trondhjemite – quartz eyes 20%, 20% porphroblasts of feldspar, white, (microcline) up to 1 cm. size, outline indistinct, massive, light gray.

75.00 – 92.59 Trondhjemite – medium grained, massive, 10% gray quartz eyes in a fine grained matrix of gray microcline, 5% disseminated grains, 1-3 mm, black hble/biotite, occasional speck of pyrite

79.00 – 1 cm quartz veinlet, chloritic contact @ 20*

79.57 – 79.77 quartz vein, white, 2% bleby po., as blebs > 1 cm, trace galena and sphalerite, @ 18* to CA

	Ag	Zn	Au
Sample 22010	**0.4**	**187**	**.03**

81.70 – 1 cm quartz veinlet down core axis, 1% py & po.

92.01 – 92.59 Trondhjemite, weakly sericitic, 20% gray quartz eyes,, 2-4 mm size, contact with vein sharp @ 38*, occasional speck of pyrite

Sample 22011 0.1 170 0.1

92.59 – 93.92 Quartz Vein

92.59 – 92.99 Quartz vein, white, 5% remnant trondhjemite clasts foliation 38*, trace to ¼% pyrite.

Sample 22012 0.1 8 .01

92.99 – 93.51 quartz vein, white, 5% pyrite, 1% sphalerite, trace galena.

Sample 22013 1.7 212 .20

93.51 – 93.92 Quartz Vein, white, lower contact @ 75*, 1% pyrite, trace sphalerite

Sample 22014 .01 18 .04

93.92 – 94.65 sheared Trondhjemite, weakly silicified, trace pyrite

Sample 22015 0.2 459 .02

94.65 – 95.07 Trondhjemite, lower 11 cm is quartz vein, 1% pyrite, 2% po, trace cpy, trace sphalerite, contacts sharp @ 47*

Sample 22016 1.3 776 .05

95.07 – 99.76 Trondhjemite – gray, massive, 30% gray quartz eyes within a gray feldspar matrix (microcline), occasional (2-3%) porphroblasts of microcline up to 6 mm size with indistinct boundaries, minor Variable jointing 30 to 45*

97.16 – 97.19 3 cm Felsite Dike, irregular contacts, pink, fine grained

99.60 – 99.76 Felsite Dike, pink, siliceous, fine grained, contacts sharp @ 45*

99.76 – 105.70 Trondhjemite – pink to white feldspar, pink overall colour,, moderately fractured @10* to CA with black tourmaline fracture filling, 1-2 mm, jointing @ 18 and 60*

105.70 – 106.5 Fault/Shear Zone highly fractured, tourmaline cementing, 10% quartz, @ 20* to core axis.

106.5 – 121.0 Trondhjemite – gray, massive, 30% gray quartz eyes, 2-4 mm size in a fine grained gray matrix of feldspar, (microcline), occasional jointing at 23*, 5% mafics as disseminated , 1-3 mm grains of hble/biotite.

107.3 – 107 60 quartz vein down core axis, covers 1 side of core, 1% pyrite, trace sphalerite, galena and cpy.

121.0 130.0 Trondhjemite – unit becomes pink with blothcy hematitic staining, minor 1 cm stringers of quarts at variable angles, fracture fillings.

128.16 – 128.22 – 6 cm. quartz vein @ 59*, sharp contacts, 2% pyrite, 2% po., trace sphalerite, black tourmaline as irregular lines on hairline fractures.

Last 1.7 metres is dark red, hematite stained sericite and rims on quartz eyes.

130.0 End of Hole.

Q-05-04

Box list

Box		From	To	
Box	1	0.00	4.10	
	2	4.10	8.40	
	3	8.40	12.82	
	4	12.82	17.30	
	5	17.30	21.50	
	6	21.50	25.00	
	7	25.00	30.15	
	8	30.15	34.48	
	9	34.48	38.87	
	10	38.87	43.20	
	11	43.20	47.53	
	12	47.53	51.97	
	13	51.97	56.20	
	14	56.20	61.66	
	15	61.66	64.14	
	16	64.14	69.40	
	17	69.40	73.71	
	18	73.71	78.18	
	19	78.18	82.52	
	20	82.52	86.87	
	21	86.87	91.30	
	22	91.30	95.95	
	23	95.95	100.20	
	24	100.20	104.64	
	25	104.64	109.00	
	26	109.00	113.45	
	27	113.45	117.90	
	28	117.90	122.30	
	29	122.30	127.20	
	30	127.20	130.00	End of Hole

Q-Gold (Ontario) Ltd.

Drill Log Q-05-05

Grid Location	**Northing**	**22+00 North**	**Acid Test @ 91 metres 49***
	Easting	**22+10 West**	
GPS Location	**Northing**	**5394260 North**	
	Easting	**15 U 0525726 East**	

Strike 270 Degrees
Dip -50 Degrees

Start September 23, 2005
Finish September 24, 2005

Logged by: Jack A. Bolen BSc.

0.00 – 23.32 Trondhjemite – 25% quartz eyes, light gray, 2-4mm size, light gray, fine grained microcline matrix, top 5 metres fractured due to weathering, there after massive.

10.8 – 11.30 Felsite Dike – upper contact irregular, lower contact sharp @ 50*, highly microfractured with < 1 mm tourmaline cementing, trace pyrite as occasional 1 mm cubes.

1 cm. quartz veins, pinkish, trace pyrite and sphalerite at various angles to CA, at 19.46, 20.21, 22.25, 22.74, mostly at 50* to CA.

23.24 – 23.32 Quartz Vein, banded pink, 1% pyrite, ¼% sphalerite, contacts sharp and chloritic @ 48*.

23.32 – 38.00 Trondhjemite – coarse grained, 40% gray quartz eyes, often with red hematite stain on crystal boundaries, distinct red/pink colour, matrix of fine grained microcline, light gray/green, occasional speck of pyrite and sphalerite, minor hairline pink microfractures @ 40*

34.6 – 35.75 Felsite dike red hematite staining, highly microfractured as < 1 mm green hairlines. Upper contact @ 40*, lower contact @ 20*, sharp.

38.45 – 38.47 2 cm red hematite stained quartz vein @ 45*

38.00 – 44.38 below 38 metres unit become highly microbrecciated, microfractures on a mm scale through mineral grains allowing hematitic staining to be pervasive

44.38 – 51.00 unit becomes less strained with a sharp decrease in microbrecciation.

51.0 - 56.20 Trondhjemite – 40% gray quartz eyes, 1-4 mm, light gray/green matrix of microcline, 2% reddish blebs of hematite stain, occasional cube of pyrite < 1/10%.

53.00 – 53.39 1 cm quartz vein, white, trace pyrite, along core axis, irregular.

55.70 – 56.20 Quartz eye Trondhjemite, 10% hematite stain, finely disseminated sphalerite, ¼% pyrite.

	Ag	Zn	Au
Sample 22001	**0.3**	**228**	**.01**

56.2 – 59.89 Quartz Vein

56.20 – 56.75– 40% quartz, 55% trondhjemite clasts, 5% calcite, trace sphalerite and pyrite.

Sample 22002	**0.2**	**42**	**.03**

56.75 – 57.25 Quartz Vein white, 10% trondhjemite clasts, trace pyrite and sphalerite, weak banding @ 55*

Sample 22003	**0.1**	**25**	**.01**

57.25 – 57.75 Quartz Vein, white, 5% Trondhjemite clasts, 15 specks of VG, 1% sphalerite, 3% pyrite.

Sample 22004	**0.1**	**13**	**.05**

57.75 – 58.25 Quartz Vein, 5% Trondhjemite clasts, white, 1% sphalerite, 1% pyrite, VG

Sample 22005	**0.8**	**25**	**.86**

58.25 – 58.75 Quartz Vein, 3% pyrite in fractures, 1% sphalerite, VG

Sample 22006	**1.9**	**90**	**1.34**

58.75 – 59.25 Quartz Vein, trace sphalerite, 1% pyrite

Sample 22007	**0.3**	**24**	**.60**

59.25 – 59.85 Quartz Vein, 5% Trondhjemite clasts, trace pyrite, lower contact fracture and chloritic @ 25*

Sample 22008	**1.1**	**63**	**.11**

59.85 – 91.00 Trondhjemite – dark red hematitic, 50% quartz eyes, dark gray, 2-10 mm. red matrix of stained microcline, weakly altered.

59.85 – 61.00 red hematitic Trondhjemite.

Sample 22009

62.00 – 62.08 8 cm chloritic shear with sugary quartz @ 40*

69.00 – 72.00 chloritic shear 1 cm wide down core axis, minor quartz within shear

74.40 – 74.8 1 cm Quartz veinlet, red, 5* to CA

79.25 1 cm Quartz veinlet @ 50*

79.31 1 cm. Quartz veinlet @ 40*

unit becomes gradationally less hematitic down hole, unit is microfractured allowing hematitic waters to penetrate and stain host, minor quartz filled fractures < 1 cm. width. fracturing variable 20 to 50* becoming massive and weakly altered below 80 metres.

91.0 End of Hole.

Q – 05-05
Box List

Box				
Box	1	0.00	4.36	
	2	4.36	9.08	
	3	9.08	13.83	
	4	13.83	18.85	
	5	18.85	22.70	
	6	22.70	27.75	
	7	27.75	31.14	
	8	31.14	35.55	
	9	35.55	40.00	
	10	40.00	44.50	
	11	44.50	48.93	
	12	48.93	53.39	
	13	53.39	57.85	
	14	57.85	62.25	
	15	62.25	66.35	
	16	66.35	70.80	
	17	70.80	75.10	
	18	75.10	79.55	
	19	79.55	83.90	
	20	83.90	88.35	
	21	88.35	91.00	End of Hole

Q-Gold (Ontario) Ltd.

Diamond Drill Log Q-05-06 NQ2 Core 50.4 mm diameter

Grid Location	**Northing**	**22+00 North**	**Acid Test @ 110 61***
	Easting	**21+10 West**	
GPS location	**Northing**	**5394260 North**	
	Easting	**15 U 0525726 East**	

Strike 270 Degrees **NQ2 Core 50.8 mm diameter**
Dip - 62 Degrees

Start September 25, 2005
Finish September 26, 2005

Depth of Hole 110.00 metres

Logged by: Jack A. Bolen

0.00 – 30.00 Trondhjemite – gray, medium to coarse grained, massive, 20-25% gray quartz eyes, 1-4 mm size, 5% mafics hble/biotite as disseminated grains of 1-3 mm size.
Jointing at 56 and 40*

11.75 – 12.25 Felsite Dike fine grained, siliceous, contacts sharp @ 70* numerous microfractures filled with chlorite and tourmaline, hairline.

17.55 1 cm. white quartz veinlet @ 40*

30.00 – 37.65 Trondhjemite takes on a pinkish hue with hematite staining as rima on quartz eyes, in microfractures and as 1-2 mm blebs, 40% gray quartz eyes, 2-6 mm.

31.01 – 31.30 Quartz Vein contacts @ 16*, 1% pyrite, 1% sphalerite, traces of galena
Sample 22009

37.65 – 39.85 Felsite Dike – pink, fine grained, siliceous, microfractured, hairline fractures cemented with tourmaline/chlorite, 5% trondhjemite clasts, 5% white quartz veinlets at variable angles, contacts sharp @40*

39.85 – 48.75 Trondhjemite – medium grained, massive, less hematite staining, slight pinkish hue, 15% quartz eyes, 2-4 mm, often indistinct margins, 20% white microcline porphroblasts of 1-4 mm size, 10% mafic minerals, hble/biotite/chlorite as 1-4 mm disseminated grains and blebs., jointing is rare at variable angles.

48.75 – 66.40 Trondhjemite – hematite stained quartz and feldspars, red colour. 30% quartz eyes. Upper contact marked by a fracture/shear zone 20 cm. wide @ 22* to core axis, minor quartz veining and chlorite.

59.75 2 cm quartz vein @ 30*, 1% sphalerite, 2% pyrite, trace galena.

62.0 – 63.0 fractured at 30* to CA.

At 64 metres unit becomes redder with stronger hematite staining.

66.40 – 71.10 Quartz Vein – upper contact @ 48*, white with pinkish staining, numerous trondhjemite clasts.

66.40 – 67.04 5 cm quartz vein at upper contact, 7-8% quartz, 92% trondhjemite, trace pyrite.

Sample 22074	**0.2**	**55**	**.01**
	Ag	**Zn**	**Au**

67.04 – 67.60 Quartz Vein –70% quartz, 30% trondhjemite clasts, white with minor hematite staining.

Sample 22075 0.03 32 .01

67.60 – 68.10 95% Quartz Vein – 95% quartz, 5% trondhjemite clasts, white, trace pyrite.

Sample 22076 0.1 10 .01

68.10 – 68.60 - Quartz Vein, 50% white quartz, 50% trondhjemite clasts.

Sample 22077 0.1 15 .01

68.60 – 69.10 Quartz Vein – 98% quartz, 2% clasts

Sample 22078 0.1 9 .01

69.10 – 69.60 Quartz Vein 80% white quartz, 20% trondhjemite clasts

Sample 22079 0.2 15 .03

69.60 – 70.10 Quartz Vein – 75% quartz, 25% trondhjemite clasts

Sample 22080 0.2 8 .01

70.1 – 70.60 Quartz Vein – 75% quartz, 25% trondhjemite clasts
Sample 22081 0.1 12 .02

70.60 – 71.10 Quartz Vein – 40% quartz, 60% trondhjemite
Sample 22082 0.1 14 .21

71.10 – 71.60 Quartz Vein 60% quartz, 40% trondhjemite
Sample 22083 0.1 54 .01

71.60 – 72.10 Quartz Vein 35% quartz, 65% trondhjemite
Sample 22084 0.1 15 .01

72.10 – 72.6- Quartz Vein – 20% quartz, 80% trondhjemite
Sample 22085 0.2 32 .01

72.60 – 73.10 Trondhjemite with 5% quartz
Sample 22086 0.2 177 .01

73.10 – 73.70 Trondhjemite with 30% quartz stringers.
Sample 22087 0.4 562 .01

73.70 – 82.10 Trondhjemite – 20% white feldspar, microcline porphroblasts up to 8 mm size, gray feldspar matrix, sericitic, hematite stained red, massive, medium to coarse grained, pinkish colour, occasional joint @ 38*

82.01 – 82.10 Fault Breccia, cemented with tourmaline, 3% pyrite.

82.1 – 110.00 Trondhjemite pinkish hue, massive, 15% quartz eyes, 1-3 mm, 15% microcline porphroblasts with indistinct boundaries, minor fracturing @ 15* to CA, 10% mafics, hornblende in part altered to biotite and chlorite.

98.22 2 cm felsite dike, pink, siliceous, @ 35* to CA

98.44 1 cm felsite dike, pink, fine grained, @ 35* to CA

102.0 2 cm quartz veinlet @ 57*

106.00 – 109.5 fractures @ 5* to CA, 1 mm chlorite on fractures.

110.0 End of Hole

Q-05-06
Box List

Box		From	To	
Box	1	0.00	4.50	
	2	4.00	9.90	
	3	9.90	13.22	
	4	13.22	17.55	
	5	17.55	21.95	
	6	21.95	26.25	
	7	26.25	31.65	
	8	31.65	35.90	
	9	35.90	39.18	
	10	39.18	43.50	
	11	43.50	47.92	
	12	47.92	52.18	
	13	52.18	56.70	
	14	56.70	61.00	
	15	61.00	65.40	
	16	65.40	69.70	
	17	69.70	74.25	
	18	74.25	78.70	
	19	78.70	83.10	
	20	83.10	87.50	
	21	87.50	91.80	
	22	91.80	95.68	
	23	95.68	101.05	
	24	101.05	105.62	
	25	105.62	110.00	End of Hole

Q-Gold (Ontario) Ltd.

Diamond Drill Log Q-05-07

Grid Location	**Northing**	**22+50 North**	**Acid Test @ 101 metres 48.5**
	Easting	**22+40 West**	
GPS Location	**Northing**	**5394321**	
	Easting	**15 U 0525690**	

Strike **270 Degrees** **NQ2 Core 50.8 mm Diameter**
Dip **- 50 Degrees**

Start **September 27, 2005**
Finish **September 28, 2005**

Logged by: Jack A. Bolen BSc.

0.00 – 1.50 Casing – Casing pulled

1.50 – 46.05 Trondhjemite – 10% quartz eyes, pinkish colour, 15% mafic as disseminated 1-3 mm crystals of Hornblende, evenly distribute. Coarse grained, minor fractures/joints, orientation variable 30 to 48*, mostly at 38 to 40*, locally up to 10% white porphroblasts of white microcline, boundaries often indistinct.

23.60 – 1 cm. white quartz vein @ 30*

39.90 – 1 cm. white quartz vein at 10* to CA.

41.52 – 1 cm white quartz vein @ 16*, chlorite and tourmaline on contacts.

46.05 – 81.5 Trondhjemite – abrupt change, mafics drop to < 1%, quartz eyes increase to 30%, gray, 2-6 mm in a buff coloured matrix of microcline. 5-10% porphroblasts of feldspar, often with indistinct margins.

52.10 – 1 cm quartz veinlet @ 37* to CA, trace pyrite.

54.00 - 54.55 Fracture Zone, numerous fractures @ 37*, lower contact has 4 cm of fault gouge consisting mainly of rock fragments and chlorite.

56.70 – 57.10 Fracture Zone – some brecciating, fractures/shearing @ 46*, minor tourmaline cementing.

Below 61 metres unit becomes progressively more hematite stained with 2-5 mm clots/blebs of hematite as stained boundaries to quartz eyes and sericite.

62.65 – 62.92 Felsite Dike – pink, fine grained, 40% 1-2mm white microcline crystals, contacts irregular, moderately microfractured with dark fray hairline fractures, cementing chlorite/tourmaline.

64.10 64.27 quartz vein, 25% trondhjemite clasts, contacts sharp, chloritic, 1 mm @ 45*.

72.00 to 76.00, light gray, finer grained.

80.00 – 81.50 unit becomes micro fractured/brecciated, numerous, pervasive < 1 mm, fine white fractures which pass through feldspar crystals and quartz eyes.

81.5 – 88.15 Trondhjemite – pink, hematite stained, 25% gray quartz eyes, massive, occasional joints at 61 and 30*, 20% microcline porphroblasts, 2-8 mm, margins often indistinct, occasional 1-2 mm pyrite cube.

86.75 – 87.50 coarse grained Trondhjemite, loccaly weakly silicified, 3 1mm quartz veinlets, microbrecciated/fractured through crystals, hematite stained, 5% sericite usually stained red, trace of pyrite as 1-2 mm cubes, 2% white quartz veinlets.
Sample 22017 0.4 144 .07

87.50 – 88.15 dark gray green trondhjemite, 1% quartz vein, trace pyrite and sphalerite as disseminated grains, 50% quartz eyes in a fine grained matrix of feldspar, 5% sericite
Sample 22018 0.1 311 .03

88.15 – 91.44 Quartz Vein

88.15 – 89.25 Quartz Vein 40%, 60% altered Trondhjemite clasts, 2% pyrite, ½% sphalerite
Sample 22019 0.8 388 0.11

89.25 – 89.67 Quartz Vein 25%, 75% trondhjemite clasts, 2% pyrite, 2% sphalerite.
Sample 22020 0.3 83 0.09

89.67 – 90.20 Quartz Vein, banding @ 40*, 15% pyrite, 2% sphalerite, trace galena.
Sample 22021 46.3 1.43% 0.37

90.20 – 90.70 Quartz Vein 35%, trondhjemite clasts 65%, trace pyrite and sphalerite, and galena., fractured, hematite stained
Sample 22022 0.1 271 .01

90.70 – 91.44 Quartz Vein 80%, 20% trondhjemite clasts, 3-4& pyrite, ½% sphalerite
Sample 22023 0.9 265 2.03

91.44 – 101 Trondhjemite, massive, coarse grained, gray, 40% quartz eyes, 2-10 mm, light gray to white, 5% mafics, hble/biotite disseminated throughout. Occasional 1-2 mm pyrite cube.

91.44 – 92.0 Trondhjemite, 30% gray quartz eyes, 1% pyrite, trace sphalerite, 3% red stained sericite.
Sample 22024 0.7 347 4.93

94.8 1 cm. quartz veinlet, irregular

96.4 1 cm quartz veinlet, 4 mm sphalerite bleb.

98.9 – 99.90 fracturing/foliation @ 28*.

101.0 End of Hole

Q – 05-07
Box List

Box				
Box	1	1.50	6.42	
	2	6.42	10.74	
	3	10.74	15.10	
	4	15.10	19.20	
	5	19.20	23.66	
	6	23.66	28.11	
	7	28.11	32.60	
	8	32.60	37.60	
	9	37.60	41.35	
	10	41.35	45.75	
	11	45.75	50.20	
	12	50.20	54.70	
	13	54.70	59.10	
	14	59.10	63.60	
	15	63.60	68.00	
	16	68.00	73.39	
	17	73.39	76.75	
	18	76.75	81.30	
	19	81.30	85.76	
	20	85.76	90.07	
	21	90.07	94.48	
	22	94.48	98.90	
	23	98.90	101.00	End of Hole.

Q-Gold (Ontario) Ltd.

Diamond Drill Log Q 05-08 NQ2 50.4 mm diameter

Grid Location **Northing 22+50 North** **Acid Test @ 155 metres 60***
Easting 22+40 West

GPS Location **Northing 5394321**
Easting 15 U 0525690

Strike 270 Degrees
Dip - 62 Degrees

Start September 28, 2005
Finish September 29, 2005

Logged by: Jack A. Bolen

0.0 – 1.25 Casing – Casing pulled.

1.25 - 54.00 Trondhjemite – coarse grained, 30% quartz eyes, 2-6 mm, gray, matrix of white to pinkish feldspar, microcline, 15% mafics, hble/biotite, 2-6 mm, disseminated evenly throughout, massive. Occasional jointing, variable 28 to 51*
by 17 metres pink weathering disappears, unit is gray with 15% disseminated mafics which disappear in areas of weak shearing or high stress. Minor disseminated pyrite cubes on joint and fracture planes.

28.50 1 cm quartz veinlet, white, @ 20*

36.90 1 cm. quartz veinlet, white, @32*

38.80 1 cm quartz veinlet, white with chlorite and tourmaline, @ 14*

50.53 2 cm. white quartz veinlet @ 35*

51.00 – 54.00 unit becomes pinkish due to hematite staining.

54.00 – 64.25 Trondhjemite, gray coarse grained. 30% gray quartz eyes, 10% white feldspar porphroblasts with indistinct boundaries, localized weak foliation @ 22* to CA.

63.30 1 cm white quartz veinlet @ 22*

64.25 – 67.90 Trondhjemite – red, hematite stained, massive, 20% gray quartz eyes, 2-5 mm, 15% feldspar porphroblasts with indistinct boundaries, trace disseminated pyrite as 1-2 mm cubes.

67.9 – 69.50 Fracture Zone – upper contact with 2 cm. quartz vein with trace pyrite and sphalerite. Fractures and vein @ 49*, 1% disseminated pyrite as 1-2 mm cubes. Chlorite as 1 mm coatings on fracture surfaces, fractures at shallow angle, 10* with black tourmaline fracture fillings, 1-3 mm.

69.50 – 86.50 Trondhjemite, light gray, 25% quartz eyes, locally up to 10% porphroblasts of feldspar, feldspars up to 1 cm, average 4-6 mm. occasional speck of pyrite, minor hematite staining, no mafic minerals.

80.35 – 80.55 Quartz Vein @ 37*, microfractured filling of black tourmaline and very fine pyrite. 80.55 – 81.00 altered trondhjemite, 5% quartz, 1% pyrite, trace sphalerite and galena

80.35 – 81.00 **Sample 22025**	**AG**	**Zn**	**Au**
	0.1	**51**	**.30**

86.50 – 100.5 Trondhjemite, coarse grained, 12-15% black crystals of hble/biotite as 1-5 mm disseminated grains, occasional 1-2 mm cube of pyrite, occasional joint/fracture at 2-3 metre intervals at 29* often with pyrite cubes on the parting. 40% gray quartz eyes, 2-6 mm size in a gray microcline matrix at 100.5 gradationally over .30 metres the mafics disappear to be less then 1%

100.5 – 106.8 Trondhjemite – 40% quartz eyes, gray, 2-4 mm, blotchy hematite staining as 1-2 mm blebs giving the core a pink to reddish appearance. Minor fractures/joints @ 45*. Trace of 1-2 mm pyrite cubes.

105.7 fracture at 12*, 2 cm wide tourmaline vein 90* to fracture that ends abruptly at the fracture.

106.8 – 128.00 Trondhjemite – coarse grained, 15% mafics, hble/biotite as 1-4 mm grains evenly disseminated, 25% gray quartz eyes, 2-6 mm, occasional 1-2 mm cube of pyrite
124 – 128 black mafics decrease gradationally to 0% by 128.00 metres.

128.00 – 146.90 Trondhjemite – 35-40% gray quartz eyes, 2-6 mm, massive, matrix a fine grained gray feldspar, microcline, less than 1% mafics, fine 1 mm black biotite crystals, weakly sericitic, occasional joints @ 30*

133.84 – 134.00 Felsite Dike – very siliceous, fine grained contacts sharp @ 36*

134.57 – 134.80 Felsite Dike, very siliceous, contacts sharp @ 24*, lower contact marked by 1 cm quartz veinlet @ 24*, trace sphalerite.

146.90 – 150.2 Quartz Vein

146.90 – 147.3 30% quartz vein as 1-2 mm veinlets within trondhjemite, trace pyrite
Sample 22026 0.4 148 0.01

147.3 – 147.80 Quartz Vein, 8% pyrite, trace sphalerite, **VG,** fractured, banded @ 18*
Sample 22027 41.4 858 155.77

147.8 – 148.30 Quartz Vein gray/white, 2% pyrite, trace sphalerite and galena, **VG**
Sample 22028 6.9 5120 4.02

148.30 – 148.80 Quartz Vein – 50% quartz, 50% trondhjemite clasts, 2% pyrite, ½% sphalerite
Sample 22029 0.4 5600 0.63

148.80 – 149.30 Quartz Vein – 95% quartz, 5% trondhjemite clasts, trace pyrite, sphalerite and chalcopyrite.
Sample 22030 0.1 38 0.20

149.30 – 149.80 Quartz Vein 5% pyrite, 2% po, trace chalcopyrite, sphalerite and galena.
Sample 22031 3.3 45 .01

149.80 – 150.20 Quartz Vein white, trace pyrite lower contact @20*
Sample 22032 0.1 26 0.02

150.20 – 155.00 Trondhjemite, gray, 20% quartz eyes, massive, joints @ 45*

155.0 End of Hole.

Q-05-08
Box List

Box		From	To	
Box	1	1.25	5.65	
	2	5.65	10.60	
	3	10.60	14.75	
	4	14.75	19.08	
	5	19.08	23.55	
	6	23.55	27.94	
	7	27.94	32.20	
	8	32.20	36.58	
	9	36.58	40.90	
	10	40.90	45.28	
	11	45.28	49.72	
	12	49.72	54.14	
	13	54.14	58.56	
	14	58.56	62.96	
	15	62.96	67.30	
	16	67.30	71.73	
	17	71.73	75.94	
	18	75.94	80.45	
	19	80.45	84.95	
	20	84.95	89.34	
	21	89.34	94.00	
	22	94.00	98.20	
	23	98.20	102.68	
	24	102.68	107.04	
	25	107.04	111.60	
	26	111.60	116.08	
	27	116.08	120.58	
	28	120.58	124.95	
	29	124.95	129.44	
	30	129.44	133.94	
	31	133.94	138.18	
	32	138.18	142.45	
	33	142.45	146.90	
	34	146.90	151.23	
	35	151.23	155.00	End of Hole

Q-Gold (Ontario) Ltd.

Diamond Drill Log Q-05-09

Grid Location	**Northing**	**22+50 North Acid Test @ 197 metres 68***
	Easting	**22+40 West**
GPS Location	**Northing**	**5394321**
	Easting	**15 U 0525690**

Strike 270 Degrees
Dip -70 Degrees

Drill Core NQ2 50.8 mm

Start September 29, 2005
Finish September 30, 2005

Logged by: Jack A. Bolen

0.00 – 1.50 Casing - Casing pulled.

1,50 – 56.35 Trondhjemite – coarse grained, 15% black hble/biotite as 1-5 mm grain evenly disseminated throughout, 2-% gray quartz eyes, 2-6 mm, in a gray feldspar matrix, microcline, pinkish due to weathering at top, minor fracturing, 30* most common.

28.0 1 cm. quartz veinlet @ 30*

38.0 2 cm. quartz veinlet @ 30*

38.21 1 cm quartz veinlet @ 30*

40.38 1 cm quartz veinlet @ 30*

56.35 – 86.00 Trondhjemite 50% gray quartz eyes, locally weakly pinkish, 2-6 mm, fine grained white to light gray matrix of feldspar, < 1% mafics, mafics of above unit stops abruptly at the contact, upper 2 metres has 15%, 5-10 mm feldspar porphroblasts of white feldspar with indistinct boundaries. Occasional < 1 cm white quartz veinlets at various angles, unmineralized

77.00 – 77.40 Trondhjemite – 50% quartz eyes, gray. 2-6 mm, microcline matrix, sericitic, occasional hematite red blotch, trace pyrite and sphalerite, microfractured as hairline fractures.
Sample 22034 0.4 112 .01

77.40 – Quartz Vein, contacts @ 34*, 1% fine pyrite, trace sphalerite and galena, **fine VG**.
Sample 22035 3.1 91 .07

77.65 – 78.15 red hematized Trondhjemite, microfractured, trace pyrite and sphalerite.
Sample 22036 0.7 139 .01

86.00 – 90.00 Fracture Zone, fractures along CA. Brittle fracture, minor chlorite and quartz veining on fractures, 20% shadowy porphroblasts of white microcline feldspar, possibly some tourmaline cementing, after 90.0 unit is massive and unfoliated.

90.00 – 97.25 Trondhjemite, locally fractures, reddish, 50% gray quartz eyes.

95.50 – 96.35 fractured Trondhjemite, fractures at various angles, top contact @ 20*, cementing of black tourmaline and quartz, trace pyrite.
Sample 22037 0.3 22 .02

96.35 – 97.25 as above
Sample 22038 0.1 14 .01

97.25 – 99.05 Quartz Vein

97.25 – 98.00 Quartz Vein – sharp upper contact @ 22*, white quartz, finely disseminated galena 1%, trace pyrite and sphalerite, black tourmaline in hairline fractures, trondhjemite clast, 2 cm at 98.00, weakly hematized, sericitic.
Sample 22039 0.1 23 1.18

98.00 – 98.55 white quartz vein, ½% finely disseminated galena, ½% pyrite, trace sphalerite.
Sample 22040 2.3 322 .28

98.55 – 99.05 as above, lower contact @ 33*, 1 speck of VG
Sample 22041 2.8 52 6.67

99.05 – 146.90 Trondhjemite, massive, 10% shadowy quartz

eyes, 10% mafics, hble/biotite, 15% shadowy porphroblasts of white microcline feldspar, 3-10 mm, occasional white quartz veinlets , 1 cm. at variable angles, local variation in grain size.

99.05 - 99.65 quartz eye trondhjemite, trace pyrite as occasional cubes

Sample 22042 0.1 9 .02

107.39 < 1 cm fracture, 30% coarse pyrite

142.20 1 cm quartz veinlet down core axis for 40 cm., pink, minor pyrite and disseminated red sphalerite blebs.

143.04 – 143.12 Felsite Dike – pink, fine grained, siliceous, microbrecciated with hairline fractures filled with black tourmaline

143.33 – 143.36 Felsite Dike, micro fractures cemented with tourmaline.

143.38 - 1 2cm. quartz veinlet, white, unmineralized.

146.90 – 147.83 Quartz Vein – 2% coarse pyrite, trace sphalerite, contacts have chlorite and tourmaline, @ 20*

Sample 22043 1.5 95 .68

147.83 – 162.77 Trondhjemite, 1% mafics, light gray/pink, 20% quartz eyes, 2-4 mm, 30% white/pink feldspar porphroblasts, microcline, massive, minor 1 cm. quartz veinlets at variable angles within 15* of core axis with coarse pyrite cubes.

161.0 – 161.90 Trondhjemite, minor fracturing and silicification, quartz vein 161.43 to 161.51 @ 38*, trace pyrite and cpy.

Sample 22044 0.1 22 .01

161.90 – 162.77 Trondhjemite, minor fracturing and silicification, 5% white quartz veinlets, ½% disseminated pyrite cubes throughout.

Sample 22045 0.4 17 .01

162.77 –164.28 Quartz Vein

162.77 – 163.28 Quartz Vein, 5% trondhjemite clasts, 3% pyrite, ½% red sphalerite, trace chalcopyrite and galena.

Sample 22046 2.6 213 .07

163.28 – 163.78 Quartz Vein – 5% Trondhjemite clasts, 2% pyrite, trace chalcopyrite, sphalerite and galena
Sample 22047 0.1 52 .01

163.78 – 164.28 Quartz Vein –2% pyrite, trace po. chalcopyrite, sphalerite and galena.
Sample 22048 3.5 844 .14

164.28 – 180.70 Trondhjemite 30% gray quartz eyes, 2-6 mm. 30% white feldspar porphroblasts, with indistinct boundaries, gray to buff coloured feldspar and quarts matrix, 1% mafics, hble/biotite as disseminated grains., massive, minor joints with chlorite on surfaces, @ 42*.

164.28 – 165.08 Trondhjemite, 3 cm. quartz vein at end of sample with 1% blebs, 4-5 mm red sphalerite.
Sample 22049 0.3 191 .01

166.82 – 166.94 Felsite Dike, pink, fine grained siliceous, microfractured, contacts @ 60*

171.41 – 171.70 Felsite Dike, pink, contacts sharp @ 60*, microfractured, cemented with tourmaline , 1 mm.

178.00 – 178.08 Quartz Vein – trace sphalerite.

180.0 - 180.70 Trondhjemite, massive, trace pyrite, coarse grained.
Sample 22050 0.1 268 .01

180.70 – 183.30 Quartz Stringer Zone within Trondhjemite fractures.

180.70 – 181.20 Quartz Vein, white, trace pyrite, sphalerite, contacts @ 70*
Sample 22051 0.1 46 .10

181.20 – 181.70 15% quartz vein, 85% fractured Trondhjemite, trace sphalerite.
Sample 22052 0.1 43 .01

181.70 – 182.28 6-8 % quartz veining, within moderately fractured Trondhjemite, trace pyrite and sphalerite.
Sample 22053 0.1 185 .03

182.28 – 182.80 as above, 5% quartz veining.
Sample 22054 0.0 31 .01

182.80 – 183.30 20% quartz veining, trace pyrite and sphalerite.
Sample 22055 0.2 53 .01

183.30 – 197.00 Trondhjemite, white/gray colour, 30% quartz eyes, feldspar porphyritic, 30% 1-4 mm crystals, 2% mafics, fine grained buff coloured feldspar matrix.

189.65 – 190.28 Weak Shear @ 25*, 50% quartz veining, 1% pyrite, 1% po., trace sphalerite.
Sample 22056 0.3 89 .01

197.0 End of Hole

Q-05-09
Box List

Box		From	To	
Box	1	1.50	6.15	
	2	6.15	10.65	
	3	10.65	14.94	
	4	14.94	19.40	
	5	19.40	23.80	
	6	23.80	28.17	
	7	28.17	32.51	
	8	32.51	37.00	
	9	37.00	41.47	
	10	41.47	46.00	
	11	46.00	50.33	
	12	50.33	54.90	
	13	54.90	59.25	
	14	59.25	63.65	
	15	63.65	68.10	
	16	68.10	72.55	
	17	72.55	77.00	
	18	77.00	81.36	
	19	81.36	86.00	
	20	86.00	90.39	
	21	90.39	94.81	
	22	94.81	99.10	
	23	99.10	103.30	
	24	103.30	107.65	
	25	107.65	112.20	
	26	112.20	116.60	
	27	116.60	120.97	
	28	120.97	125.37	
	29	125.37	129.23	
	30	129.23	134.00	
	31	134.00	138.40	
	32	138.40	142.82	
	33	142.82	147.18	
	34	147.18	151.58	
	35	151.58	155.98	
	36	155.98	160.28	
	37	160.28	164.60	
	38	164.60	169.05	
	39	169.05	173.49	
	40	173.49	177.95	
	41	177.95	182.28	
	42	182.28	186.07	
	43	186.07	191.12	
	44	191.12	195.61	
	45	195.61	197.00	End of Hole

Q-Gold (Ontario) Ltd.

Diamond Drill Log Q-05-10

Grid Location	**Northing**	**20+25 North**	**Acid Test @ 191 metres 48***
	Easting	**20 +45 West**	
GPS Location	**Northing**	**5394066 North**	
	Easting	**15 U 0525870 East**	

Strike 270 Degrees
Dip - 50 Degrees

Drill Core NQ2 50.8 mm Diameter

Start October 1, 2005
Finish October 3, 2005

Logged by: Jack A. Bolen BSc.

0.00 – 1.50 Casing – Casing pulled

1.50 – 41.5 Trondhjemite – coarse grained, 40% quartz eyes, gray, 2-6 mm, gray to whitish groundmass of microcline, occasional fractures, preferred orientation @ 45*.

10.80 – 2 cm. quartz vein, white @ 45*

24.64 and 24.97 1 – 1.5 cm quartz calcite veinlets @ 58*

29.16 – 29.33 Quartz Vein @ 45*, < 1% pyrite.

31.65 – 31.67 2 cm quartz veinlet @ 45*, , 1% pyrite.

36.94 – 1 cm quartz veinlet, @ 50*

37.05 – 2 cm. quartz veinlet @ 50*

37.50 – 2 cm. quartz veinlet @ 65*

37.63 – 1 cm. quartz veinlet @ 45*

41.5 – 61.40 Trondhjemite – gray, massive, 15% hble/biotite grains of 1-4 mm size evenly disseminated, 20% gray quartz eyes 2-6 mm, 20% blotchy feldspar porphroblasts with indistinct boundaries,

white/pink, at the bottom of unit the mafics stop over a distance of 30 cm.

61.70 – 119.20 Trondhjemite – medium grained, pink to white, massive, 40% gray quartz eyes, 2-4 mm size, 40% white/pink feldspar-microcline, 2-4 mm, light gray aphanitic matrix, probably feldspar. Occasional speck of 1 mm pyrite cubes,

77.3 1-2 mm speck of moly.

82.20 2 cm. white quartz vein @ 20*

85.62 – 85.67 gray quartz vein, 1% pyrite, sharp contacts @ 70*

89.69 – 89.72 Felsite Dike, fine grained, siliceous, pink, contacts sharp @ 45*.

100.53 – 100.71 Quartz Vein 1% pyrite, white/gray colour, contacts sharp @ 70*

	Ag	Zn	Au
Sample 22057	**4.4**	**71**	**.06**

103.00 – 103.70 10% quartz veinlets, trace pyrite and sphalerite

Sample 22058	**0.1**	**10**	**.01**

105.49 – 105.84 30% quartz veining, trace pyrite and sphalerite

Sample 22059	**2.2**	**11**	**0.48**

110.0 1 cm. quartz veinlet @ 45*

112.25 1 cm quartz vein @ 20*, 1 6 mm bleb of moly.

113.1 – 113.4 1 cm quartz vein down core axis, trace pyrit and sphalerite.

116.37 1 cm quartz vein, @ 40*, trace pyrite.

117.14 – 117.18 4 cm. quartz vein @ 48*, 2% pyrite.

119.20 – 120.70 Trondhjemite – gradational contact over 20 cm. into a light gray massive trondhjemite, 20% quartz eyes, < 5% feldspar porphroblasts with indistinct boundaries, fracturing @ 34*, possible a weak foliation, gradational contact over .5 metres into a pinkish Trondhjemite.

120.70 – 147.00 Trondhjemite – pink/white, 40% gray quartz eyes, 60% white/pink feldspars, massive, minor fracturing.

129.25 – 129.55 Quartz Vein, ¼% pyrite and sphalerite.
Sample 22060 1.1 553 .08

132.56 – 132.92 Fracture Zone @ 40*, cemented with tourmaline, trace pyrite.
Sample 22061 0.1 13 .03

135.00 - 136.50 fracture, uncemented down core axis.

136.85 – 137.00 Quartz Vein, sheared and altered contact for 3 cm., chlorite/sericite alteration @ 40*

140.00 – 140.10 Quartz Vein white/gray, contacts altered with chlorite/sericite foe 2 cm @ 36*.

144.35 2 cm irregular white quartz veinlet.

147.00 – 152.32 Quartz Vein and stringer quartz veinlets

147.00 – 147 80 trondhjemite with 10% blotchy quartz stringers and fracture fillings, trace pyrite.
Sample 22062 0.1 17 .02

147.80 – 148.40 Trondhjemite, 10% quartz stringers and fracture fillings, trace pyrite.
Sample 22063 0.3 200 .01

148.40 – 149.00 Quartz Vein, 30% trondhjemite clasts, trace pyrite and sphalerite.
Sample 22064 0.1 85 .01

149.00 – 149.50 Quartz Vein –20% trondhjemite clasts, 1% pyrite, ¼% sphalerite.
Sample 22065 0.1 344 .05

149.50 – 150.0 Quartz Vein 30% trondhjemite clasts, trace pyrite and sphalerite.
Sample 22066 0.1 10 .03

150.00 – 150.5 blotchy sericite altered trondhjemite, 20% quartz vein, trace pyrite.
Sample 22067 0.1 65 .01

150.50 – 151.00 trondhjemite, 5% blotchy quartz, trace pyrite.
Sample 22068 0.1 28 .01

151.00 – 151.50 trondhjemite, 10% quartz stringers, trace pyrite.
Sample 22069 0.1 202 .01

151.50 – 152.00 Trondhjemite, 10% quartz stringers, trace pyrite.
Sample 22070 0.1 104 .03

152.00 – 152.32 Quartz Vein, trace pyrite and sphalerite.
Sample 22071 0.0 11 .01

152.32 – 185.47 Trondhjemite – 20% gray quartz eyes, 20% pink feldspars 1-3 mm. , medium grained, pink colour.

152.52 – 153.00 weakly altered Trondhjemite, sericitic
Sample 22072 0.1 18 .01

156.52 – 156.90 Quartz filled shear, trace pyrite and sphalerite.
Sample 22073 0.9 456 .01

161.72 1 cm. quartz veinlet in a weak shear @ 32*

165.05 – 165.12 Quartz Vein within shear @ 38*

167.00 – 167.50 2 cm. quartz vein down core axis, white, no mineralization.

171.24 171.34 quartz veinlet, not mineralized

177.40 1 cm. quartz veinlet @ 28*

181.0 1 cm white quartz veinlet, irregular down core axis.

182.7 2 cm quartz veinlet @ 15*

185.47 – 191.00 Trondhjemite – unit changes from a pink feldspar porphyritic unit to a fine grained trondhjemite, gray in colour with 20% gray quartz eyes of 1-2 mm size, massive.

183.80 1 cm quartz veinlet/shear @ 58*

189.95 ½ cm shear @ 58*, fracture filled with moly.

191.0 End of Hole

Q-05-10
Box List

Box		From		To
Box	1	1.50		6.40
	2	6.40		10.61
	3	10.61		15.00
	4	15.00		19.55
	5	19.55		23.80
	6	23.80		28.30
	7	28.30		32.56
	8	32.56		37.05
	9	37.05		41.50
	10	41.50		46.93
	11	46.93		50.39
	12	50.39		54.77
	13	54.77		59.26
	14	59.26		63.60
	15	63.60		68.00
	16	68.00		72.40
	17	72.40		76.75
	18	76.75		80.13
	19	80.13		85.63
	20	85.63		90.08
	21	90.08		94.97
	22	94.97		98.67
	23	98.67		102.95
	24	102.95		107.23
	25	107.23		111.63
	26	111.63		116.00
	27	116.00		120.35
	28	120.35		124.50
	29	124.50		128.95
	30	128.95		133.35
	31	133.35		137.60
	32	137.60		142.00
	33	142.00		146.43
	34	146.43		150.81
	35	150.81		155.18
	36	155.18		159.65
	37	159.65		164.10
	38	164.10		168.60
	39	168.60		173.10
	40	173.10		177.50
	41	177.50		181.90
	42	181.90		186.18
	43	186.18		190.60
	44	190.60	191.00	End of Hole

FROM : Jack Bolen PHONE NO. : 807 274 0863 Oct. 26 2005 07:30PM P4

59 Drill Core Samples



Swastika Laboratories Ltd

Established 1928

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2359-RM1

Company: Q-GOLD (ONTARIO)LTD
Project: Mine Centre
Attn: J. Bolen

Date: OCT-19-05

We hereby certify the following Metallic Assay of 27 Core samples submitted OCT-05-05 by

Sample Number	Total Wt (g)	+100 Wt (g)	Assay Value Au +100(g/t)	Assay Value Au -100(g/t)	Total Weight Au +100(mg)	Total Weight Au -100(mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
22001	1666.61	99.96	0.02	0.01	0.002	0.011	0.000	0.00	0.000	0.01
22002	1225.73	31.74	0.01	0.03	0.000	0.036	0.000	0.00	0.001	0.03
22003	852.73	33.79	0.01	0.01	0.000	0.010	0.000	0.00	0.000	0.01
22004	1035.22	23.31	0.01	0.03	0.000	0.029	0.000	0.00	0.001	0.03
22005	2011.22	25.92	10.62	0.62	0.271	0.595	0.008	0.27	0.035	0.86
22006	1047.08	26.82	3.36	1.23	0.097	1.303	0.002	0.09	0.039	1.34
22007	1259.01	30.24	1.23	0.58	0.037	0.728	0.001	0.03	0.017	0.60
22008	1600.01	31.56	0.96	0.10	0.027	0.152	0.000	0.02	0.003	0.11
67077	911.66	30.65	0.01	0.01	0.000	1.009	0.000	0.00	0.000	0.02
67078	485.38	3.20	0.22	0.04	0.001	0.019	0.000	0.00	0.001	0.04
67079	2273.20	27.26	0.01	0.01	0.000	0.022	0.000	0.00	0.000	0.01
67080	1482.28	26.50	0.01	0.01	0.000	0.015	0.000	0.00	0.000	0.01
67081	1600.18	30.01	0.01	0.02	0.000	0.020	0.000	0.00	0.001	0.01
67082	1617.21	25.62	0.01	0.01	0.000	0.016	0.000	0.00	0.000	0.01
67083	1622.30	24.82	0.01	0.01	0.000	0.010	0.000	0.00	0.000	0.01
67084	1666.20	20.10	5.27	0.27	0.105	0.159	0.002	0.07	0.005	0.18
67085	1212.75	25.68	0.05	0.05	0.001	0.049	0.000	0.00	0.001	0.05
67086	2000.74	27.45	0.14	0.12	0.004	0.237	0.000	0.00	0.004	0.12
67087	2057.79	27.34	0.04	0.04	0.001	0.082	0.000	0.00	0.001	0.04
67088	1621.46	27.61	0.01	0.02	0.000	0.032	0.000	0.00	0.001	0.02
67089	1239.60	28.07	0.01	0.02	0.000	0.019	0.000	0.00	0.000	0.02
67090	1485.55	25.38	0.01	0.03	0.000	0.044	0.000	0.00	0.001	0.03
67091	1643.11	30.53	0.01	0.11	0.000	0.178	0.000	0.00	0.003	0.11
67092	1605.65	20.67	0.59	0.17	0.012	0.268	0.000	0.01	0.005	0.18
67093	2170.42	33.61	0.01	0.15	0.000	0.173	0.000	0.00	0.004	0.15
67094	2032.43	53.55	0.01	0.01	0.000	0.013	0.000	0.00	0.000	0.01
67095	1192.40	23.30	0.02	0.05	0.000	0.056	0.000	0.00	0.001	0.05

Bolen Gar #1

Gar #2

Bt Gar #3

Sulfide #1

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300

Subj: Assay's
Date: 11/2/2005 2:36:51 P.M. US Mountain Standard Time
From: hex-gold@jam21.net
To: QGoldResources@aol.com

59 Samples Drill Core Samples (Remainder)

Swastika Laboratories Ltd,,,,,,,,,,
AuAssay2001,,,,,,,,,,
5W-2565-RM1,,,,,,,,,,
11/2/2005,,,,,,,,,,

(oz/t)(gm/t)

WtTotal,Wt+100,+100Au,-100Au,Wt+100Au,Wt-100Au,MetalAu,MetalAu,NetAu,NetAu,
22025,400.81,19.77,3.62,0.13,0.072,0.05,0.005,0.18,0.009,0.3
22026,1027.15,21.26,0.01,0.01,0,0.01,0,0,0,0.01
22027,113.9,14.35,1203.33,4.77,17.268,0.475,4.422,151.6,4.543,155.77
22028,1049.33,19.28,149.84,1.29,2.889,1.329,0.08,2.75,0.117,4.02
22029,1171.84,8.81,0.25,0.63,0.002,0.733,0,0,0.018,0.63
22030,1110.23,19.88,0.01,0.2,0,0.218,0,0,0.006,0.2
22031,1337.49,17.79,0.04,0.01,0.001,0.013,0,0,0,0.01
22032,763.85,14.46,0.01,0.02,0,0.015,0,0,0.001,0.02
22033,1695.89,18.09,0.02,0.06,0,0.101,0,0,0.002,0.06
22034,863.91,15.33,0.01,0.01,0,0.008,0,0,0,0.01
22035,512.8,18.06,0.05,0.07,0.001,0.035,0,0,0.002,0.07
22036,1333.23,20.64,0.01,0.01,0,0.013,0,0,0,0.01
22037,1979.19,15.89,0.01,0.02,0,0.039,0,0,0.001,0.02
22038,2342.95,20.92,0.06,0.01,0.001,0.023,0,0,0,0.01
22039,1769.73,15.27,35.56,0.88,0.543,1.544,0.009,0.31,0.034,1.18
22040,1312.54,18.15,0.14,0.28,0.003,0.362,0,0,0.008,0.28
22041,1228.1,14.16,453.38,1.46,6.42,1.772,0.152,5.23,0.195,6.67
22042,1480.89,11.44,0.03,0.02,0,0.029,0,0,0.001,0.02
22043,1262.4,20.78,26.18,0.25,0.544,0.31,0.013,0.43,0.02,0.68
22044,1967.56,13.03,0.01,0.01,0,0.02,0,0,0,0.01
22045,2019.6,18.99,0.01,0.01,0,0.02,0,0,0,0.01
22046,1228.49,18.07,0.18,0.07,0.003,0.085,0,0,0.002,0.07
22047,1120.73,15.01,0.01,0.02,0,0.022,0,0,0.001,0.02
22048,1290.33,19.92,0.03,0.14,0.001,0.178,0,0,0.004,0.14
22049,1938.31,23.5,0.01,0.01,0,0.019,0,0,0,0.01
22050,1652.66,19.11,0.01,0.01,0,0.016,0,0,0,0.01
22051,964.38,25.54,0.01,0.01,0,0.009,0,0,0,0.01
22052,874.98,18.7,0.01,0.01,0,0.009,0,0,0,0.01
22053,1679.45,20.45,0.01,0.03,0,0.05,0,0,0.001,0.03
22054,1135.67,23.56,0.01,0.01,0,0.011,0,0,0,0.01
22055,1036.15,15.82,0.01,0.01,0,0.01,0,0,0,0.01
22056,1461.58,18.64,0.01,0.01,0,0.014,0,0,0,0.01
22057,374.65,13.85,0.01,0.06,0,0.022,0,0,0.002,0.06
22058,1691.66,15.82,0.01,0.01,0,0.017,0,0,0,0.01
22059,819.29,21.52,0.04,0.49,0.001,0.391,0,0,0.014,0.48
22060,748.42,11.7,0.06,0.08,0.001,0.059,0,0,0.002,0.08
22061,765.51,18.54,0.01,0.03,0,0.022,0,0,0.001,0.03
22062,2119.07,21.21,0.01,0.02,0,0.042,0,0,0.001,0.02
22063,1539.04,12.79,0.01,0.01,0,0.015,0,0,0,0.01
22064,1309.89,22.84,0.01,0.01,0,0.013,0,0,0,0.01
22065,1231.4,12,0.07,0.05,0.001,0.061,0,0,0.001,0.05
22066,1175.94,16.27,0.01,0.03,0,0.035,0,0,0.001,0.03
22067,1207.23,19.52,0.01,0.01,0,0.012,0,0,0,0.01
22068,1343.14,26.3,0.01,0.01,0,0.013,0,0,0,0.01
22069,947.95,9.6,0.01,0.01,0,0.009,0,0,0,0.01
22070,1273.34,9.7,2.02,0.01,0.02,0.013,0,0.02,0.001,0.03
22071,1170.45,18.9,0.01,0.01,0,0.012,0,0,0,0.01
22072,1222.6,6.06,0.01,0.01,0,0.012,0,0,0,0.01

22073,1031.99,21.9,0.03,0.01,0.001,0.01,0,0,0,0.01
22074,1361.14,17.9,0.01,0.01,0,0.013,0,0,0,0.01
22075,1264.58,24.88,0.01,0.01,0,0.012,0,0,0,0.01
22076,1101.7,13.48,0.01,0.01,0,0.011,0,0,0,0.01
22077,1127.88,24.89,0.01,0.01,0,0.011,0,0,0,0.01
22078,968.42,20.87,0.01,0.01,0,0.009,0,0,0,0.01
22079,1247.46,26.53,1.14,0.01,0.03,0.012,0.001,0.02,0.001,0.03
22080,1198.35,15.53,0.01,0.01,0,0.012,0,0,0,0.01
22081,1186.57,15.03,0.01,0.02,0,0.023,0,0,0.001,0.02
22082,1241.81,6.52,14.43,0.13,0.094,0.161,0.002,0.08,0.006,0.21
22083,1308.19,17.1,0.01,0.01,0,0.013,0,0,0,0.01
22084,863.72,17.22,0.01,0.01,0,0.008,0,0,0,0.01
22085,1234.83,22.26,0.01,0.01,0,0.012,0,0,0,0.01
22086,1525.97,9.84,0.22,0.01,0.002,0.015,0,0,0,0.01
22087,1477.58,19.11,0.07,0.01,0.001,0.015,0,0,0,0.01


Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

5W-2359-RA1

Date: OCT-20-05

Company: Q-GOLD (ONTARIO)LTD
Project: Mine Centre
Attn: J. Bolen

We hereby certify the following Assay of 27 Core samples
submitted OCT-05-05 by .

Sample Number	Ag g/tonne	Zn PPM
22001	0.3	228
22002	0.2	42
22003	0.1	25
22004	0.1	13
22005	0.6	25
22006	1.9	90
22007	0.3	24
22008	1.1	63
47077	0.2	20
47078	0.1	48
47079	0.1	17
47080	0.1	12
47081	0.1	16
47082	0.1	9
47083	0.1	24
47084	0.1	59
47085	0.3	127
47086	0.6	64
47087	0.1	71
47088	0.2	43
47089	0.2	22
47090	0.1	33
47091	0.1	55
47092	0.4	59
47093	0.1	12
47094	0.1	5
47095	0.8	16

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300


SL

Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

5W-2607-RA1

Assay Certificate

Date: OCT-25-05

Company: Q-GOLD (ONTARIO) LTD.
Project: Mine Centre
Attn: M. Bolen

We hereby certify the following Assay of 37 Core samples
submitted OCT-20-05 by

Sample Number	Ag PPM	Zn PPM	Zn %
21501	1.1	1550	-
21502	41.0	7520	-
21503	13.6	5100	-
21504	23.5	4070	-
21505	33.8	>10000	1.07
21506	8.4	1850	-
21507	67.6	1940	-
21508	13.1	7330	-
21509	6.0	1202	-
21510	2.8	497	-
21511	3.3	1060	-
21512	35.3	2050	-
21513	14.3	3350	-
21514	5.3	1700	-
21515	11.1	2810	-
21516	6.0	1560	-
21517	9.6	402	-
21518	11.5	4340	-
21519	1.5	127	-
21520	0.7	87	-
21521	2.8	262	-
21522	0.3	44	-
21523	0.8	42	-
21524	22.3	1640	-
21525	14.0	750	-
21526	1.1	155	-
21537	3.1	509	-
21528	5.6	1570	-
21529	60.2	>10000	1.11
21530	8.0	6210	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300


Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

SW-2607-RA1

Date: OCT-26-05

Assay Certificate

Company: **Q-GOLD (ONTARIO) LTD.**
Project: Mine Centre
Attn: M. Bolen

We hereby certify the following Assay of 37 Core samples submitted OCT-20-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21531	7.2	110	-
21532	14.3	147	-
21533	0.7	44	-
21534	3.2	108	-
21535	24.4	1340	-
21536	10.2	59	-
21537	23.6	179	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

5W-2417-RA1

Company: Q-GOLD (ONTARIO) LTD.
Project: Mine Centre
Attn: J.Bolen

Date: OCT-20-05

We hereby certify the following Assay of 16 Core samples submitted OCT-05-05 by

Sample Number	Ag g/tonne	Zn PPM	Zn %
47096	0.2	193	-
22010	0.4	187	-
22011	0.1	172	-
22012	0.1	8	-
22013	1.7	212	-
22014	0.1	18	-
22015	0.2	459	-
22016	1.3	776	-
22017	0.4	144	-
22018	0.1	311	-
22019	0.8	338	-
22020	0.3	83	-
22021	46.3	>10000	1.43
22022	0.1	272	-
22023	0.9	263	-
22024	0.7	347	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300

APPENDIX H – SUMMARY REPORT, 2005 TRENCHING & SAMPLING

Q-Gold (Ontario) Ltd.

Trenching & Sampling Program

CLM 288 - Bad Vermilion Lake (G2665) Kenora Mining

Division

October 2005

In October 2005, Q-Gold (Ontario) Ltd. began a program of trenching and sampling on the Foley Property, CLM 288, on the Bad Vermilion Lake (G2665) claim map, Kenora Mining Division. The purpose was to assess the potential of exposed surface veins and delineate the geometry of the quartz/gold system. The property can be reached by traveling east on Highway 11 to approximately 1 km. east of Mine Centre, Ontario, then turning south on the Shoal Lake Road for a distance of approximately 8 km. The Shoal Lake Road traverses CLM 288. At the Foley Mine Road a gate has been erected for safety reasons. The first trenching begins approximately 400 metres north of the Foley Mine gate.

A Linkbelt 3400-2 backhoe with a 1.5 yard bucket, owned and operated by Mike Kuchar (Clayhill Construction, 707 Kings Hwy, Ft. Frances, Ontario P9A 2X2) was utilized to trace the veins and remove overburden. The bed rock was very uneven, often varying from 0 to 5 metres plus within a few metres. Trenches rarely exceeded 3 metres in depth due to immediate filling by ground water. Material extracted from the trenches was placed beside the trenches and flattened to make a road for access by the back hoe and percussion drill.

The veins were trenched at approximately 10 metre intervals. All drilling and blasting was done by Alan E McCormick (1012 Victoria Ave., Ft. Frances, Ontario, P9A 2M5) using an Atlas Copco percussion drill powered by a 150 cu/ft/min air compressor. Holes were drilled (1.5 inch diameter) approximately 30 cm. apart across the vein to a depth of 60 cm. Blasting was initiated with electrical caps.

Sampling was done by Jack A. Bolen, (Exploration Manager - Q-Gold (Ontario) Ltd.) The Blasted rock was removed from the trenches to allow access to the fresh unweathered rock where possible. A sample of between 2 and 2.5 kg was collected off the bottom or side of the trench as chip samples. Care was taken to as representative as possible. Sample width typically varied between 50 cm and 1 metre. Samples were placed in plastic sample bags and shipped by bus to Swastika Laboratories Ltd. (1 Cameron Ave., PO Box 10, Swastika, Ontario POK 1TO) The samples were assayed by the Pulp Metallic Method, for gold and reportedlrLg/LancLoz/L Assays for Silver (Ag) were reported PPM as was Zinc (Zn), except were assays exceeded 1% then assays were reported in percent (%).

GPS readings were taken on the west contact of each vein and reported on the sample description sheets. The distance between the GPS readings from trench to trench was measured using a chain. For the purpose of averaging the area of influence for width and strike was the vein width and half the distance to the trench

on either side, Were the trench was the last, only half the distance to the adjoining trench was used with a value of zero (0) being used for the possible strike extension.

February 14, 2006

Jack Bolen, Exploration Manager

Q-Gold (Ontario), Ltd.

APPENDIX I – SAMPLE DESCRIPTIONS & ASSAY CERTIFICATES, 2005
TRENCHING & SAMPLING

Jumbo Vein Trenches and Sample Descriptions

Sample #	Trench #	Vein Name	Sample Length	Sample Description	Ag g/t	Zn ppm	Au g/t	GPS Northing	GPS Easting
21501	J-1	Jumbo	.50	red fractured quartz, tourmaline in fracture fillings, 1% pyrite, trace sphalerite	1.1	1550	.14	5394375	15U-0525609
21502	J-2	Jumbo	.50	white quartz, 5% pyrite, 2% sphalerite	41.0	7820	6.31	5394361	0525611
21503	J-2	Jumbo	.50	white quartz, 5% pyrite, 3% sphalerite	13.6	5100	2.47		
21504	J-3	Jumbo	.50	5% pyrite, 3% sphalerite	23.6	4070	5.59	5394358	0525610
21505	J-3	Jumbo	.42	5% pyrite, 3% sphalerite	32.8	10,700	6.15		
21506	J-4	Jumbo	.60	4% pyrite, 2% sphalerite trace galena	8.4	1850	2.99	5394332	0525625
21507	J-4	Jumbo	.60	5 % pyrite, 3 % sphalerite trace galena	67.8	1940	12.40		
21508	J-5	Jumbo	.50	4% pyrite, 2% sphalerite trace galena	13.1	7330	1.68	5394329	0525626
21509	J-5	Jumbo	.50	2% pyrite, 1% sphalerite	6.0	1220	2.37		
21510	J-5	Jumbo	.35	2% pyrite, trace sphalerite	2.8	497	.57		
21511	J-5	Jumbo	.37	1% pyrite, 1% sphalerite	3.2	1060	.48		
21512	J-6	Jumbo	.50	10% pyrite, 5% sphalerite trace galena	36.9	2050	5.98	5394323	0525630
21513	J-6	Jumbo	.50	6% pyrite, 2% sphalerite	14.8	3360	.89		
21514	J-6	Jumbo	.52	12% pyrite, 3% sphalerite trace chalcopyrite & galena	5.3	1700	3.59		
21515	J-7	Jumbo	.50	5% pyrite, 2% sphalerite ¼ % galena	11.1	2810	9.79	5394315	0525635
21516	J-7	Jumbo	.50	5% pyrite, 2 % sphalerite	6.0	1580	3.24		
21517	J-7	Jumbo	.50	3% pyrite, 1% sphalerite 15 % trondhjemite clasts	9.6	402	12.29		
21518	J-7	Jumbo	.45	3 % pyrite, 1% sphalerite 25% trondhjemite clasts	11.5	4340	14.96		
21519	J-8	Jumbo	.55	pink quartz, trace pyrite	1.5	127	.65	5394298	0525648
21520	J-8	Jumbo	.55	pink quartz, trace pyrite	0.7	87	.06		

21521	J-9	Jumbo	.50	pink quartz, trace pyrite	0.8	262	.01	5394292	0525654
21522	J-9	Jumbo	.52	pink quartz, 1 % pyrite	0.3	44	.03		
21523	J-9	Jumbo	.52	pink quartz, trace pyrite	0.8	42	1.24		
21524	J-10	Jumbo	.55	pink quartz, 2 % pyrite	22.3	1840	3.18	5394282	0525660
21525	J-10	Jumbo	.55	pink quartz, 1% pyrite	14.0	760	4.53		
21526	J-10	Jumbo	.55	pink quartz, trace pyrite	1.1	155	.07		
21527	J-11	Jumbo	.40	white quartz, 2 % pyrite trace galena & chalcopyrite	3.1	909	1.73	5394274	0525664
21528	J-11	Jumbo	.43	2 % pyrite, trace sphalerite & galena, 20% trondhjemite clasts	3.6	1570	.89		
21529	J-12	Jumbo	.34	20% pyrite, 4 % sphalerite trace chalcopyrite	40.2	11,100	11.23	5394267	0525668
21530	J-12	Jumbo	.34	8 % pyrite, trace sphalerite trace chalcopyrite	8.0	6210	3.37		
21531	J-13	Jumbo	.50	pink quartz, 2 % pyrite trace sphalerite	7.2	110	1.93	5394261	0525881
21532	J-13	Jumbo	.50	white quartz, 3 % pyrite trace, sphalerite	14.8	147	19.92		
21533	J-13	Jumbo	.40	2 % pyrite, trace sphalerite	0.7	44	1.01		
21534	J-14	Jumbo	.70	10% pyrite, 1% sphalerite trace galena	3.2	108	3.71	5394248	0525691
21535	J-14	Jumbo	.60	white quartz, 50 % pyrite 1 % sphalerite, trace galena	24.4	1340	14.37		
21536	J-15	Jumbo	.40	white quartz, 2% pyrite trace sphalerite & galena	10.2	59	1.15	5394216	0525706
21537	J-16	Jumbo	.40	2 % pyrite, trace sphalerite	23.6	179	2.33	5394258	0525680

PL 22+00 North, 22+43 West , 2 metres South of Trench J-13. 5394258 N, 0525680 E

Jumbo Vein Averages

Sample #	Ag ppm	Zn ppm	Zn %	Au oz/t	Au ppm	Trench	Average assay (width- Ag/Zn/Au)	Strike Length
21501	1.1	1550	.155	.004	.14	J 1	.50-1.1/.155/.14	10.0
21502	41.0	7820	.782	.184	6.31	J 2	1.00 - 27.3/.646/4.39	13.5
21503	13.6	5100	.51	.072	2.47	J 2		
21504	23.6	4070	.407	.162	5.59	J 3	.92 – 27.8/.71/5.85	16.50
21505	32.8	>10000	1.07	.180	6.15	J 3		
21506	8.4	1850	.185	.087	2.99	J 4	1.20 – 38.1/.189/7.69	17.85
21507	67.8	1940	.194	.362	12.40	J 4		
21508	13.1	7330	.773	.049	1.68	J 5	1.72 – 6.84/.29/4.69	7.25
21509	6.0	1220	.122	.069	2.37	J 5		
21510	2.8	497	.050	.017	.57	J 5		
21511	3.2	1060	.106	.014	.48	J 5		
21512	36.9	2050	.205	.175	5.98	J 6	1.52 – 18.82/.236/3.48	10.95
21513	14.8	3360	.336	.025	.89	J 6		
21514	5.3	1700	.170	.105	3.59	J 6		
21515	11.1	2810	.281	.286	9.79	J 7	1.95 – 9.49/.222/9.94	16.75
21516	6.0	1580	.158	.094	3.24	J 7		
21517	9.6	402	.040	.358	12.29	J 7		
21518	11.5	4340	.434	.436	14.96	J 7		
21519	1.5	127	.013	.019	.65	J 8	1.10 – 1.1/.01/.31	12.85
21520	0.7	87	.009	.002	.06	J 8		
21521	0.8	262	.026	.000	.01	J 9	1.54 - .60/.01/.49	10.3
21522	0.3	44	.004	.001	.03	J 9		
21523	0.8	42	.004	.036	1.24	J 9		
21524	22.3	1840	.184	.093	3.19	J 10	1.65 – 12.47/.08/2.66	10.25
21525	14.0	760	.076	.132	4.53	J 10		
21526	1.1	155	.016	.002	.07	J 10		
21527	3.1	909	.091	.050	1.73	J 11	.83 – 13.36/.158/1.28	7.10
21528	3.6	1570	.157	.026	.89	J 11		
21529	40.2	>10000	1.110	.327	11.23	J 12	.78 – 24.1/.816/7.30	11.55
21530	8.0	6210	.621	.098	3.37	J 12		
21531	7.2	110	.011	.056	1.93	J 13	1.4 – 8.05/.11/8.09	14.6
21532	14.8	147	.014	.464	19.92	J 13		
21533	0.7	44	.00=4	.029	1.01	J 13		
21534	3.2	108	.011	.108	3.71	J 14	1.3 – 12.98/.07/8.62	23.15
21535	24.4	1340	.134	.419	14.37	J 14		
21536	10.2	59	.006	.034	1.15	J 15	.40 – 10.2/.006/1.15	21.75
21537	23.6	179	.020	.068	2.33	J 16	.40 – 23.6/.02/2.33	9.0

Total Length	213 metres	open on strike
Average width	1.133 metres	
Average Ag.	15.6 g/t	.455 oz/tonne
Average Zn.	.326 %	7.3 lbs/tonne
Average Au.	4.809 g/t	.1546 oz/tonne

South Sulphide Vein Trenches and Sample Descriptions

Sample	Trench #	Vein	Length metres	Sample Descriptions	Ag. g/t	Zn. ppm	Au. g/t	GPS Northing	GPS Easting
21617	D 59	Daisy	.53	white quartz, trace pyrite, galena sphalerite	**0.1**	**37**	**0.49**	5394069	0525778
21618	D 59	Daisy	.50	pink quartz, trace pyrite, galena and sphalerite	**0.1**	**23**	**0.49**		
21619	S 69	Sulphide	.57	quartz vein, trace pyrite	**1.2**	**174**	**0.53**	5394201	0525834
21620	S 69	Sulphide	.50	quartz vein, 1% pyrite, trace sphalerite and galena	**4.8**	**303**	**0.72**		
21621	S 68	Sulphide	.54	well banded, 2 cm intervals, black tourmaline lines, 5% pyrite, tr. sph.	**3.0**	**1620**	**3.05**	5394192	0525845
21622	S 68	Sulphide	.53	white quartz, 3% pyrite, ¼% sph. trace galena	**6.0**	**1990**	**1.38**		
21623	S 67	Sulphide	.55	white quartz, 5% pyrite, tr. galena ¼% sphalerite	**6.0**	**364**	**3.01**	5394187	0525849
21624	S 67	Sulphide	.57	quartz, 5% pyrite, 1% sphalerite, trace galena	**10.4**	**1830**	**0.94**		
21625	S 66	Sulphide	.45	quartz, 3% pyrite, ¼% sphalerite, ½% galena	**23.8**	**6500**	**8.98**	5394187	0525852
21626	S 66	Sulphide	.45	3% pyrite, ¼% sphalerite, ¼% galena	**16.9**	**3600**	**2.71**		
21627	S 65	Sulphide	.50	quartz, ½% pyrite, tr. sphalerite	**7.2**	**5140**	**0.04**	5394171	0525852
21628	S 65	Sulphide	.45	quartz, ½% pyrite, tr. sphalerite	**10.2**	**2320**	**0.80**		
21629	S 70	Sulphide	.90	quartz vein, old trench, 5% pyrite ½% sphalerite, trace galena & chalco.	**30.6**	**7410**	**4.35**	5394164	0525862
21630	S 64	Sulphide	.45	quartz, 3% pyrite, ½% sphalerite, trace galena & chalcopyrite	**5.9**	**2450**	**1.31**	5394155	0525867
21631	S 63	Sulphide	.56	white quartz, 10% pyrite, trace gal. chalcopyrite, 10% sphalerite	**14.9**	**10200**	**1.18**	5394151	0525869
21632	S62	Sulphide	.51	white quartz, ½% pyrite, 2% sphalerite	**3.7**	**844**	**1.53**	5394131	0525877
21633	S 62	Sulphide	.53	2% pyrite, 3% sphalerite	**4.4**	**1050**	**5.63**		
21634	S 61	Sulphide	.38	white quartz, 1% pyrite 1% sphalerite, trace galena	**11.2**	**189**	**2.84**	5394128	0525878

21635	S 61	Sulphide	.42	1% pyrite, ½% sphalerite, trace galena	**1.50**	**31**	**0.41**		
21636	S 60	Sulphide	.60	rusty quartz, 5% pyrite. 2% sph. trace, galena chalcopyrite	**5.8**	**510**	**0.62**	5394121	0525880
21637	S60	Sulphide	.55	white quartz, 5% pyrite 7% sphalerite, trace galena, cpy.	**38.8**	**3580**	**5.05**		
21638	LJ 71	L Joe	.60	5% pyrite, 1% galena, ½% sphalerite	**6.8**	**1490**	**5.29**	5394159	0525829

South Sulphide Vein Weighted Averages.

Trench #	Width metres	Strike metres	Ag. ppm	Zn. ppm	Au. g/t
69	1.07	5.15	2.88	228	0.62
68	1.08	8.40	4.50	1777	2.22
67	1.12	5.50	8.24	1110	2.85
66	.90	4.25	20.35	5050	5.845
65	.95	7.40	8.62	3804	0.40
70	.90	10.80	30.60	7410	4.35
64	.45	8.60	5.90	2450	1.31
63	.56	15.40	14.90	10200	1.18
62	1.04	14.20	4.06	949	3.62
61	.80	6.15	6.00	107	1.56
60	1.05	4.15	28.54	1978	2.74
	0.86	90.0	11.91	3915	2.38

Strike Length 90.0 metres
Width Average 0.86 metres
Ag Average 11.91 ppm
Zn. Average 3915 ppm or .3915%
Au. Average 2.379 g/t

West Vein Trenches and Sample Descriptions

Sample #	Trench #	Vein Name	Sample Length	Sample Description	Ag. g/t	Zn. ppm	Au. g/t	GPS Northing	GPS Easting
21598	W-49	West	.47	red quartz, ½% pyrite not blasted, chip sample	5.2	340	17.10	5393930	0525533
21599	W-50	West	.44	pink quartz, gossan, sulphides weathered, ½% pyrite, trace sphalerite, not blasted	4.0	179	0.23	5393915	0525532
21600	W-51	West	.40	quartz vein, 5% galena, 10% pyrite, 5% sphalerite, trace cpy	9.2	4420	9.34	5393888	0525538
21601	W-51	West	.40	quartz vein, trace galena, 10% pyrite, 5% sphalerite, trace cpy.	15.4	7240	2.32		
21602	W-52	West	.48	gray to white quartz, 5% pyrite 1% galena, 2% sphalerite	11.6	1260	10.58	5393876	0525544
21603	W-52	West	.47	quartz vein, gray to white, trace galena, 2% pyrite, trace sphalerite	5.7	1660	2.59		
21604	W-53	West	.50	quartz vein, 3% pyrite, 1% gal. 2% sphalerite	12.3	1160	14.74	5393864	0525547
21605	W-53	West	.50	quartz vein, white, 1% pyrite, ¼% galena, ½% sphalerite	3.9	589	1.18		
21606	W-53	West	.50	trace pyrite, sphalerite & galena	1.9	822	1.06		
21607	W-53	West	.49	3% pyrite, ½% sphalerite. ½% galena	24.4	706	7.34		
21608	W-54	West	.67	trace pyrite & sphalerite, pink	2.5	671	0.37	5393858	0525549
21609	W-55	West	.28	white sugary quartz, tr. pyrite	3.1	187	11.25	5393817	0525575
21610	W-56	West	.40	white quartz, 5% pyrite 2% sphalerite, trace galena & chalcopyrite	6.3	601	4.11	5393812	0505581
21611	W-56	West	.35	white quartz, 5% pyrite, trace cpy., 3% sphalerite, 1% galena	27.8	1540	10.22		
21612	W-58	West	.18	sugary quartz, trace pyrite gossan	0.4	119	0.54	5393800	0525586
21613	W-57	West	.57	glassy quartz, pink, no sulphides	0.2	41	0.32	5393791	0525592
21614	W-58A	West	.30	grab from dump, sugary quartz	8.4	1460	17.06	5393737	0525604
	North edge of shaft							5393761	0525601

21615	W-58B	West	.54	gossan, chip sample, not blasted quartz, leached sulphides	**3.2**	**151**	**5.56**	5394375	0525525
21616	W-58C	West	.47	red rusted quartz vein, chip sulphides leached	**0.7**	277	**4.61**	5394363	0525528

Shaft Line 23+00N 23+57 West

Vein waypoints, not blasted or sampled	5394352	0525524
	5394326	0525527
	5394303	0525528
	5394268	0525527
	5394250	0525529
	5394233	0525532
	5394206	0525535
	5394194	0525535

West Vein Assays

Weighted Averages

Trench #	Strike Length	Vein Width	Ag. g/t	Zn ppm	Zn %	Au g/t
W58B	12.0	.54	3.2	151	.02	5.56
W58C	222.50	.47	0.7	277	.03	4.61
W49	224.75	.47	5.2	340	.03	17.17
W50	23.25	.44	4.0	179	.02	0.23
W51	22.15	.80	12.3	5830	.58	5.83
W52	10.30	.95	8.68	1475	.15	5.98
W53	8.40	1.99	11.06	802	.08	6.08
W54	33.25	.67	2.50	671	.07	.37
W55	31.95	.28	3.10	187	.02	11.25
W56	8.95	.75	17.51	1038	.10	6.96
W57	22.15	.57	0.20	41	—	0.32
W58	12.15	.18	0.40	119	.01	0.54
W58A	26.00	.30	8.40	1460	.15	17.06

Strike Length
South Part West Vein 207.15 metres
Width .56 metres
Au 5.23 g/t

North Part West Vein
Strike 24.0 metres
Width .52 metres
Au. 5.16 g/t

Total Vein
Strike 645.65 metres
Width .50 metres
Ag. 4.35 g/t
Zn. 706 ppm .07%
Au. 8.78 g/t

North Sulphide Vein Trenches and Sample Descriptions

Sample #	Trench Number	Vein Name	Length metres	Sample Description	Ag g/t	Zn ppm	Au g/t	GPS Northing	GPS Easting
21568	S-33	Sulphide	.50	8 % pyrite, 10% sphalerite, 2% chalcopyrite, trace galena	22.2	11600	0.81	5394533	0525805
21569	S-33	Sulphide	.50	5% pyrite, 10% sphalerite, trace chalcopyrite & galena	32.4	7800	3.59		
21570	S-33	Sulphide	.45	5% pyrite, 5% sphalerite, trace chalcopyrite & galena	15.4	2700	0.99		
21571	S-34	Sulphide	.60	pink quartz, trace pyrite	0.3	91	0.05	5394511	0525804
21572	S-35	Sulphide	.20	pink quartz, trace pyrite	5.2	245	0.85	5394492	0525799
21573	S-36	Sulphide	.46	white quartz, 2% pyrite, 6% sphalerite	12	13900	0.92	5394480	0525800
21574	S-37	Sulphide	.50	white quartz, 2% pyrite 5% sphalerite	28.4	18600	1.12	5394468	0525799
21575	S-37	Sulphide	.43	white quartz, 2% pyrite 2% sphalerite, trace chalcopyrite	9.3	5500	0.57		
21576	S-37	Sulphide	.50	white quartz, 2% pyrite, 5% sphalerite	9.4	3710	0.16		
21577	S-38	Sulphide	.55	30% digested trondhjemite clasts <1% pyrite	1.3	1040	0.07	5324452	0525800
21578	S-38	Sulphide	.50	white quartz, trace pyrite & sphalerite	2.5	1270	0.11		
21579	S-38	Sulphide	.50	pink quartz, 1% pyrite, trace sphalerite	3.9	312	.12		
21580	S-39	Sulphide	.57	pink quartz, 2% pyrite, ½% sph.	2.8	175	0.77	5394436	0525795
21581	S-40	Sulphide	.20	banded quartz vein, trace pyrite trace sphalerite	5.1	222	0.70	5394423	0525793
21582	S-41	Sulphide	.50	white quartz, 5% pyrite 10% sphalerite	18	5030	1.03	5394530	0525807
21583	S-41	Sulphide	.50	white quartz, 10% pyrite, 12% sphalerite	75.4	10,000	2.40		
21584	S-41	Sulphide	.60	quartz, 12% pyrite, 15% sphalerite	45.8	18,700	1.37		
21585	S-42	Sulphide	.50	3% pyrite, 2% sphalerite	4.4	3260	1.01	5394481	0515844
21586	S-42	Sulphide	.50	5% pyrite, 5% sphalerite	15.9	1980	0.85		

21587	S-42	Sulphide	.52	1% pyrite, trace sphalerite	32.2	3300	1.67		
21588	S-42	Sulphide	.50	1% pyrite, ½% sphalerite	4.0	9720	0.27		
21589	S-43	Sulphide	.50	2% pyrite, trace sphalerite	2.0	1070	0.33	5394498	0525846
21590	S-43	Sulphide	.56	3% pyrite, ½% sphalerite	0.2	91	0.17		
21591	S-43	Sulphide	.70	10% trondhjemite clasts, 1% pyrite, trace sphalerite	0.7	333	0.17		
21592	S-44	Sulphide	.50	white quartz, 1% pyrite, trace sphalerite	0.9	65	0.63	5394471	0525856
21593	S-44	Sulphide	.47	trace pyrite, trace sphalerite	0.2	17	.17		
21594	S-45	Sulphide	.90	pink quartz, trace pyrite	0.2	44	0.08	5394443	0525886
21595	S-46	Sulphide	1.00	pink quartz, trace pyrite	1.9	129	0.49	5394435	0525891
21596	S-47	Sulphide	.75	pink quartz, 1% pyrite ¼% sphalerite	10.7	3010	0.29	5394425	0525898
21597	S-48 0525901	Sulphide	.58	pink quartz, 2% pyrite, ¼% sphalerite	10.6	2110	1.32	5394420	

North Sulphide Vein

Weighted Averages

West Splay/North Sulphide Vein

Trench #	Strike Length	Vein Width	Ag. g/t	Zn ppm	Zn %	Au. g/t
S34	29.5	.60	.30	91	.01	.01
S35	15.7	.20	5.2	245	.02	.85
S36	14.0	.46	12.0	13900	1.39	.92
S37	13.75	1.43	16.01	9664	.97	.62
S38	13.45	1.55	2.55	881	.09	.09
S39	12.0	.57	2.80	175	.02	.77
S40	15.95	.20	5.1	222	.02	.70

Strike Length 114.35 metres Open to South
Width .68 metres
Ag. 8.81 g/t
Zn. .455 %
Au. .74 g/t

North Sulphide / Main Vein

Trench #	Strike Length	Vein Width	Ag. g/t	Zn. ppm	Zn. %	Au. g/t
S33	9.95	1.45	23.61	7527	.75	1.82
S41	34.85	1.6	51.15	2921	.29	1.75
S42	36.1	2.02	29.9	8646	.86	1.94
S43	9.75	1.76	.66	819	.08	.27
S44	27.65	.97	.56	42	—	.41
S45	24.50	.90	.18	40	—	.09
S46	10.15	1.00	1.90	129	.01	.49
S47	8.70	.75	8.03	2258	.23	.22
S48	6.15	.58	6.15	1224	.12	.70

Weighted Averages

Strike Length 167.8 metres Open in both directions for a minimum of 100 metres.
Width 1.47 metres
Ag. 24.11 g/t
Zn. .38%
Au. 1.19 g/t

Vowel Trenches and Sample Descriptions

Sample #	Trench	Vein	Length metres	Sample Description	Ag g/t	Zn ppm	Au g/t	GPS Northing	GPS Easting
21538	V-17	Vowel	.53	3% pyrite, 12 % sphalerite, trace chalcopyrite	12.5	64,300	3.50	5394463	0525743
21539	V-17	Vowel	.50	70% white quartz, 30% trondhjemite clasts, 1 % pyrite, 1% sphalerite	2.3	4,680	0.63		
21540	V-18	Vowel	.30	2 % pyrite, 20% sphalerite, 3 % tourmaline, 1 % ankerite	8.2	50,300	6.08	5394450	0525741
21541	V-19	Vowel	.20	white quartz, banded, chlorite & tourmaline	1.1	544	1.44	5394433	0525735
21542	V-19	Vowel	.35	Trondhjemite, red, sheared, 10% quartz veinlets, trace pyrite	16.0	970	6.06		
21543	V-19	Vowel	.55	white massive quartz, trace pyrite	1.1	314	3.23		
21544	V-19	Vowel	.45	white quartz vein, no pyrite	2.4	2610	9.20		
21545	V-19	Vowel	.46	white quartz vein, no pyrite	0.5	500	1.01		
21546	V-20	Vowel	.61	pink quartz, 1% pyrite, 1 % sphalerite trace chalcopyrite	18.4	2710	10.80	5394423	0525741
21547	V-21	Vowel	.45	pink quartz, 1 % pyrite, trace sphalerite	2.3	2220	1.30	5394410	0525738
21548	V-21	Vowel	.45	pink quartz, trace pyrite, trace sphalerite	1.7	355	1.24		
21549	V-22	Vowel	.42	pink quartz, trace pyrite & sphalerite	4.7	1460	1.37	5394395	0525738
21550	V-22	Vowel	.63	pink quartz, trace pyrite & sphalerite	6.4	751	4.39		
21551	V-23	Vowel	.32	white quartz, 1% pyrite, trace sphalerite	2.7	183	6.03	5394386	0525734
21552	V-23	Vowel	.35	white quartz, 20 % pyrite, 10 % sphalerite, 4 % chalcopyrite, trace galena	107.0	35,900	8.86		
21553	V-23	Vowel	.35	white quartz, 20% pyrite, 20 % sphalerite 1 % chalcopyrite, trace galena	62.4	67,200	1.78		
21554	V-24	Vowel	.40	Trondhjemite %0 %, quartz as cm veinlets stockworks 50 %, 1 % pyrite, trace sphalerite.	5.5	2690	0.26	5394374	0525730
21555	V-24	Vowel	.37	trondhjemite 40 %, 60 % quartz as veinlets, stockworks, 1 % pyrite, trace sphalerite	5.4	2080	0.22		
21556	V-24	Vowel	.47	quartz vein, 3 % pyrite, 2 % sphalerite	22.7	10,200	4.47		
21557	V-25	Vowel	.35	quartz vein, 25 % pyrite, 50 % sphalerite,	102.0	59,500	31.14	5394357	0525734

				25 % quartz.					
21558	V-25	Vowel	.35	75 % quartz, 5 % pyrite, 20% sphalerite	86.3	60900	12.23		
21559	V-26	Vowel	.53	50% quartz vein, 50% trondhjemite 2 % pyrite, trace sphalerite and galena	1.6	652	1.06	5394346	052573
21560	V-26	Vowel	.43	sheared trondhjemite, 15% quartz veinlets, 1% pyrite, trace sphalerite	2.4	590	0.25		
21561	V-26	Vowel	.30	quartz vein 60%, sheared trondhjemite 30%, 10% pyrite, 1% sphalerite	40.87	4040	10.04		
21562	V-27	Vowel	.28	banded, rusty, 1 % pyrite, trace sphalerite	4.4	849	2.22	5394363	052573
21563	V-28	Vowel	,28	pink & white quartz vein, 3 % pyrite ½ % sphalerite	13.6	6970	1.55	5394363	052574
21564	V-29	Vowel	.58	white quartz vein, 3 % pyrite ½ % sphalerite	7.6	1960	10.13	5394351	052574
21565	V-30	Vowel	.37	red quartz vein, 1% pyrite, trace sphalerite	0.3	117	.07	5394352	052574
21566	V-31	Vowel	.51	white quartz vein, 1% pyrite, trace sphalerite	3.2	216	0.14	5394343	05257[illegible]
21567	V-32	Vowel	.49	30% white quartz as veins on contacts with 70% horst of trondhjemite in the middle trace pyrite	3.2	876	0.16	5394356	05257[illegible]

Vowel Trench Assays

Weighted Averages

Trench #	Strike Length	Vein Width	Ag. g/t	Zn. ppm	Zn %	Au. g/t
V17	6.7	1.03	7.55	35358	3.54	2.106
V18	14.45	.30	8.20	50300	5.03	6.08
V19	12.15	2.11	3.67	960	0.10	4.16
V20	10.9	.61	18.4	2710	0.27	10.80
V21	14.4	.90	2.0	1288	0.13	1.27
V22A	13.5	.42	1.97	1613	0.16	.58
V23A	8.85	.70	84.70	51550	5.16	5.32
V24	12.65	1.24	11.86	5355	0.54	1.84
V25	11.65	.70	94.15	60200	6.02	21.69
V26	10.0	1.26	11.22	1438	0.14	2.90

Averages

Strike Length	116.25 metres, open in both directions	
Width	.907 metres	
Ag.	25.20 g/t	.81 oz/tonne
Zn.	22,071 ppm / 2.21 %	40.41 lb/ton
Au.	6.187 g/t	.199 oz./tonne

East Splay, Vowel Vein
Weighted Average

Trench #	strike Length	Vein Width	Ag. g/t	Zn ppm	Au. g/t
V22B	13.30	.63	6.4	751	4.39
V23B	14.85	.32	2.7	183	6.03
V27	15.60	.28	4.4	849	2.22
V29	9.50	.58	7.6	1960	10.13
V30	6.75	.37	.3	117	.07
V31	3.35	.51	3.2	216	.14

Strike Length 63.38 metres open to the south where it joins South Sulphide Vein 150 Metres

Width	.43 metres	
Ag.	4.56 g/t	.15 oz/tonne
Zn.	757 ppm.	.076 %
Au.	4.194 g/t	.135 oz/tonne

Strike Length is 1/2 the distance to trench on either side.
Width is the width of quartz vein in the trench.

Golden Star Sampling and Pit Locations

Sample	Width	Sample Description	Ag. g/t	Zn. ppm	Au. g/t	GPS Northing	GPS Easting
21639	grab	cherty silicified, 2% pyrite, sheared and altered possible altered basalt, now buff coloured strike 68*, dip 80* S	2.4	60	0.09	5399594	0528793
21640	grab	shaft 6x6x10 ft. silicified basalt, grab from dump	0.9	68	0.24	5399607	0528829
21641	grab	quartz vein in silicified zone in basalt, 5% pyrite trace chalcopyrite, tourmaline. Trench 5x20x8 ft.	8.4	63	6.17	5399631	052894[illegible]
21642	grab	quartz vein, 2.5 ft wide, 20% chalcopyrite, 10% pyrite, strike 13*	28.6	46	0.16	5399615	052907[illegible]
21643	grab	sample from dump, shaft 8x15x10+, 15% tourmaline, 10% ankerite	0.3	44	0.16	5399039	052784[illegible]
21644	grab	trench 30x20x10 ft. gabbro/anorthosite, brecciated, and altered, possible basalt, 15% po, 5% pyrite, trace chalcopyrite **Co. 176, Cu. 2140, N1 154, Pt. <0.005, Pd. <0.005**	0.8	51	0.09	5398981	052793[illegible]
21645	grab	as above, strike 112*, dip 70* NE **Co. 181, Cu. 1560, Ni 193, Pt. <0.005, Pd. <0.005**	0.5	35	0.04		
21646	grab	black fine grained siliceous host, silicified basalt small muck pile, quartz taken out, qtz vein 3+ ft. brecciated shear zone, quartz, tr. pyrite, 15% ankerite strike 144* dip dip 80* NE **Co. 7, Cu. 82, Ni 15, Pt. ,0.005, Pd <0.005**	0.1	.30	0.04	5398827	0528016
12647	grab	sample from dump, Isabella Vein, 4-5 ft. wide trench 5x12x6 ft. 5% ankerite, trace pyrite and chalcopyrite, strike 162*	0.7	45	0.02	5398903	0527604
12648	grab	shaft 7x7x10+ ft. 6 ft quartz vein, 10% ankerite 10% po and py	0.8	43	0.33	5398870	0527621
12649	grab	pit, water filled, brecciated basalt, fine grained, dark colour, siliceous, 5% sulphides, py, po., cpy **Co. 51, Cu. 1.63%, Ni. 135, Pt. <0.005, Pd. <0.005**	11.0	292	2.19	5399133	0527886
12650	chip	Golden Star Vein (Hunky) north extension, 4 ft wide white quartz, 20% black tourmaline, 5% ankerite	0.1	31	0.01	5399305	0527890



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2607-RM1

Jumbo Vein

Company: Q-GOLD (ONTARIO) LTD.
Project: Mine Centre
Attn: M. Bolen

Date: NOV-01-05

We hereby certify the following Metallic Assay of 37 Core samples submitted OCT-20-05 by .

Sample	Total	+100 M	Assay Value Au		Total Weight Au		Metallic Au		Net Au	
Number	Wt (g)	Wt (g)	+100(g/t)	-100(g/t)	+100(mg)	-100(mg)	(oz/ton)	(g/t)	(oz/ton)	(g/t)
21501	1308.61	3.50	0.01	0.14	0.000	0.183	0.000	0.00	0.004	0.14
21502	1757.05	29.55	6.26	6.31	0.185	10.901	0.003	0.11	0.184	6.31
21503	2011.09	7.70	7.92	2.45	0.061	4.908	0.001	0.03	0.072	2.47
21504	2124.39	11.18	17.62	5.53	0.197	11.686	0.003	0.09	0.163	5.59
21505	2031.73	19.63	4.58	6.17	0.090	12.415	0.001	0.04	0.180	6.15
21506	1757.11	16.61	39.43	2.64	0.655	4.595	0.011	0.37	0.087	2.99
21507	2177.18	15.90	422.01	9.39	6.710	20.294	0.090	3.08	0.362	12.40
21508	1637.35	13.03	2.27	1.68	0.030	2.729	0.001	0.02	0.049	1.68
21509	1544.57	8.72	19.50	2.28	0.170	3.730	0.003	0.10	0.069	2.37
21510	1454.99	4.88	0.27	0.57	0.001	0.827	0.000	0.00	0.017	0.57
21511	1753.01	17.11	11.28	0.37	0.193	0.642	0.003	0.11	0.014	0.48
21512	1928.86	18.93	125.83	4.79	2.382	9.101	0.036	1.24	0.175	5.98
21513	2157.85	27.06	13.01	0.71	0.352	1.513	0.005	0.16	0.025	0.86
21514	2280.22	19.60	27.50	3.38	0.539	7.641	0.007	0.24	0.105	3.59
21515	2120.03	21.86	86.09	8.98	1.882	18.842	0.026	0.89	0.285	9.78
21516	1882.18	17.01	69.90	2.63	1.189	4.905	0.018	0.63	0.094	3.24
21517	619.75	20.79	164.98	6.99	3.430	4.187	0.161	5.53	0.358	12.29
21518	2035.87	21.05	520.85	9.67	10.964	19.483	0.157	5.39	0.436	14.96
21519	2809.51	20.36	8.79	0.59	0.179	1.646	0.002	0.06	0.019	0.65
21520	2309.80	24.56	4.48	0.01	0.110	0.023	0.001	0.05	0.002	0.06
21521	2300.57	21.04	0.01	0.01	0.000	0.023	0.000	0.00	0.000	0.01
21522	2543.82	26.99	0.37	0.03	0.010	0.076	0.000	0.00	0.001	0.03
21523	2192.53	24.23	14.94	1.09	0.362	2.363	0.005	0.17	0.036	1.24
21524	2554.49	26.47	93.54	2.24	2.476	5.663	0.028	0.97	0.093	3.19
21525	1848.71	24.01	12.79	4.42	0.307	8.065	0.005	0.17	0.132	4.53
21526	1893.45	22.10	0.47	0.07	0.010	0.131	0.000	0.01	0.002	0.07
21527	1975.79	19.43	117.55	0.58	2.284	1.135	0.034	1.16	0.050	1.73
21528	2335.96	22.14	16.12	0.74	0.357	1.712	0.004	0.15	0.026	0.89
21529	2375.81	32.33	144.26	9.39	4.664	22.005	0.057	1.96	0.327	11.23
21530	1751.46	26.22	14.99	3.19	0.393	5.504	0.007	0.22	0.098	3.37

Certified by Denis Chartré

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2607-RM1

Company: Q-GOLD (ONTARIO) LTD.
Project: Mine Centre
Attn: M. Bolen

Jumbo Vein

Date: NOV-01-05

We hereby certify the following Metallic Assay of 37 Core samples submitted OCT-20-05 by .

Sample Number	Total Wt (g)	+100 M Wt (g)	Assay Value Au +100 (g/t)	Assay Value Au -100 (g/t)	Total Weight Au +100 (mg)	Total Weight Au -100 (mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
21531	1879.50	17.49	3.14	1.91	0.055	3.556	0.001	0.03	0.056	1.92
21532	1828.75	29.06	7.98	16.05	0.232	28.885	0.004	0.13	0.464	15.92
21533	2021.74	18.88	0.60	1.01	0.011	2.023	0.000	0.01	0.029	1.01
21534	2061.51	24.64	29.83	3.39	0.735	6.905	0.010	0.36	0.108	3.71
21535	2169.52	21.34	190.81	12.62	4.072	27.110	0.055	1.88	0.419	14.37
21536	2257.46	17.65	19.49	1.01	0.344	2.262	0.004	0.15	0.034	1.15
21537	2436.93	23.51	91.11	1.47	2.142	3.548	0.026	0.88	0.068	2.33

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

Jambo Vein

5W-2607-RA1

Company: **Q-GOLD (ONTARIO) LTD.**
Project: Mine Centre
Attn: M. Bolen

Date: OCT-26-05

We hereby certify the following Assay of 37 Core samples submitted OCT-20-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21501	1.1	1550	-
21502	41.0	7820	-
21503	13.6	5100	-
21504	23.6	4070	-
21505	32.8	>10000	1.07
21506	8.4	1850	-
21507	67.8	1940	-
21508	13.1	7330	-
21509	6.0	1200	-
21510	2.8	497	-
21511	3.2	1060	-
21512	36.9	2050	-
21513	14.8	3360	-
21514	5.3	1700	-
21515	11.1	2810	-
21516	6.0	1580	-
21517	9.6	402	-
21518	11.5	4340	-
21519	1.5	127	-
21520	0.7	87	-
21521	0.8	262	-
21522	0.3	44	-
21523	0.8	42	-
21524	22.3	1840	-
21525	14.0	760	-
21526	1.1	155	-
21527	3.1	909	-
21528	3.6	1570	-
21529	40.2	>10000	1.11
21530	8.0	6210	-

Certified by Denis Chartré

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

Jumbo Vein

5W-2607-RA1

Company: **Q-GOLD (ONTARIO) LTD.**
Project: Mine Centre
Attn: M. Bolen

Date: OCT-26-05

We hereby certify the following Assay of 37 Core samples submitted OCT-20-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21531	7.2	110	-
21532	14.8	147	-
21533	0.7	44	-
21534	3.2	108	-
21535	24.4	1340	-
21536	10.2	59	-
21537	23.6	179	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-3081-RM1

Company: Q-GOLD (ONTARIO) LTD
Project: Mine Center
Attn: J. Bolen

S. Sulfide Vein

Date: DEC-20-05

We hereby certify the following Metallic Assay of 21 Core samples submitted NOV-18-05 by .

Sample Number	Total Wt (g)	+100 M Wt (g)	Assay Value Au +100 (g/t)	Assay Value Au -100 (g/t)	Total Weight Au +100 (mg)	Total Weight Au -100 (mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
21617	2252.80	30.98	9.39	0.37	0.291	0.822	0.004	0.13	0.014	0.49
21618	2892.46	27.37	22.18	0.28	0.607	0.802	0.006	0.21	0.014	0.49
21619	2509.71	31.04	23.29	0.24	0.723	0.595	0.008	0.29	0.015	0.53
21620	2692.69	17.33	50.37	0.40	0.873	1.070	0.009	0.32	0.021	0.72
21621	2659.46	21.96	10.78	2.99	0.237	7.886	0.003	0.09	0.089	3.05
21622	2824.27	27.29	7.91	1.32	0.216	3.692	0.002	0.08	0.040	1.38
21623	3472.63	33.25	69.07	2.37	2.297	8.151	0.019	0.66	0.088	3.01
21624	2768.84	31.07	3.32	0.91	0.103	2.491	0.001	0.04	0.027	0.94
21625	4180.44	30.76	527.46	5.14	16.225	21.329	0.113	3.88	0.262	8.98
21626	2526.33	30.13	10.69	2.61	0.322	6.515	0.004	0.13	0.079	2.71
21627	2529.75	31.27	0.01	0.04	0.000	0.100	0.000	0.00	0.001	0.04
21628	2333.66	17.97	12.52	0.71	0.225	1.644	0.003	0.10	0.023	0.80
21629	3222.68	30.82	79.36	3.63	2.446	11.586	0.022	0.76	0.127	4.35
21630	2484.41	27.38	11.98	1.19	0.328	2.924	0.004	0.13	0.038	1.31
21631	3650.95	24.71	51.19	0.84	1.265	3.046	0.010	0.35	0.034	1.18
21632	2219.83	20.61	33.43	1.23	0.689	2.705	0.009	0.31	0.045	1.53
21633	2457.45	25.93	64.02	5.01	1.660	12.182	0.020	0.68	0.164	5.63
21634	1894.94	14.98	36.19	2.57	0.542	4.831	0.008	0.29	0.083	2.84
21635	2794.75	25.33	10.34	0.32	0.262	0.886	0.003	0.09	0.012	0.41
21636	2075.81	20.51	0.58	0.62	0.012	1.274	0.000	0.01	0.018	0.62
21637	3471.42	27.53	32.33	4.83	0.890	16.634	0.007	0.26	0.147	5.05

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300


Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

5W-3081-RA1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

S. Solfide

Date: DEC-20-05

We hereby certify the following Assay of 21 Core samples submitted NOV-18-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21617	0.1	37	-
21618	0.1	23	-
21619	1.2	174	-
21620	4.8	303	-
21621	3.0	1620	-
21622	6.0	1990	-
21623	6.0	364	-
21624	10.4	1830	-
21625	23.8	6500	-
21626	16.9	3600	-
21627	7.2	5140	-
21628	10.2	2320	-
21629	30.6	7410	-
21630	5.9	2450	-
21631	14.8	>10000	1.02
21632	3.7	844	-
21633	4.4	1050	-
21634	11.2	189	-
21635	1.5	31	-
21636	5.8	510	-
21637	38.8	3580	-

Certified by Denis Chartré

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2754-RM1

Company: Q-GOLD (ONTARIO) LTD
Project: Mine Center
Attn: J. Bolen

West Vein

Date: NOV-30-05

We hereby certify the following Metallic Assay of 19 Core samples submitted NOV-02-05 by .

Sample Number	Total Wt (g)	+100 M Wt (g)	Assay Value Au +100 (g/t)	Assay Value Au -100 (g/t)	Total Weight Au +100 (mg)	Total Weight Au -100 (mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
21598	2662.33	22.55	1472.79	4.66	33.211	12.301	0.364	12.47	0.499	17.10
21599	2365.17	28.55	0.61	0.23	0.017	0.537	0.000	0.01	0.007	0.23
21600	2178.08	21.71	459.97	4.80	9.986	10.351	0.134	4.58	0.272	9.34
21601	2447.54	32.28	63.91	1.50	2.063	3.623	0.025	0.84	0.068	2.32
21602	3739.37	28.03	848.36	4.25	23.780	15.773	0.185	6.36	0.309	10.58
21603	2952.97	27.58	37.35	2.26	1.030	6.611	0.010	0.35	0.075	2.59
21604	2688.11	24.23	889.17	6.79	21.545	18.088	0.234	8.01	0.430	14.74
21605	2165.52	13.37	83.39	0.67	1.115	1.442	0.015	0.51	0.034	1.18
21606	1777.00	27.92	1.77	1.05	0.049	1.837	0.001	0.03	0.031	1.06
21607	2360.89	21.70	362.53	4.05	7.867	9.474	0.097	3.33	0.214	7.34
21608	2430.54	23.02	2.91	0.35	0.067	0.843	0.001	0.03	0.011	0.37
21609	2315.12	21.24	308.56	8.50	6.554	19.498	0.083	2.83	0.328	11.25
21610	2546.90	24.59	81.13	3.36	1.995	8.475	0.023	0.78	0.120	4.11
21611	3164.12	25.01	397.68	7.13	9.946	22.382	0.092	3.14	0.298	10.22
21612	2655.57	21.04	14.31	0.43	0.301	1.133	0.003	0.11	0.016	0.54
21613	2704.07	24.04	3.41	0.29	0.082	0.777	0.001	0.03	0.009	0.32
21614	1708.59	20.30	10.69	17.14	0.217	28.937	0.004	0.13	0.498	17.06
21615	3141.46	15.39	48.21	5.35	0.742	16.724	0.007	0.24	0.162	5.56
21616	2518.09	29.66	198.11	2.30	5.876	5.723	0.068	2.33	0.134	4.61

Certified by Denis Chartré

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

West Vein

5W-2754-RA1

Company: Q-GOLD (ONTARIO) LTD
Project: Mine Center
Attn: J. Bolen

Date: NOV-28-05

We hereby certify the following Assay of 19 Core samples submitted NOV-02-05 by .

Sample Number	Ag PPM	Zn PPM
21598	5.2	340
21599	4.0	179
21600	9.2	4420
21601	15.4	7240
21602	11.6	1260
21603	5.7	1660
21604	12.3	1160
21605	3.9	589
21606	1.9	822
21607	24.4	706
21608	2.5	671
21609	3.1	187
21610	6.3	601
21611	27.8	1540
21612	0.4	119
21613	0.2	41
21614	8.4	1460
21615	3.2	151
21616	0.7	277

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

✓

Assay Certificate

5W-2728-RA1

N. Sulfide

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

Date: NOV-22-05

We hereby certify the following Assay of 21 Core samples submitted OCT-31-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21579	3.9	312	-
21580	2.8	175	-
21581	5.1	222	-
21582	18.0	5030	-
21583	75.4	>10000	1.00
21584	45.8	>10000	1.87
21585	4.4	3260	-
21586	15.9	1980	-
21587	32.2	3300	-
21588	4.0	9720	-
21589	2.0	1070	-
21590	0.2	91	-
21591	0.7	333	-
21592	0.9	65	-
21593	0.2	17	-
21594	0.2	44	-
21595	1.9	129	-
21596	10.7	3010	-
21597	10.6	2110	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2728-RM1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

N. Sulfide

Date: NOV-30-05

We hereby certify the following Metallic Assay of 19 Core samples submitted OCT-31-05 by .

Sample Number	Total Wt (g)	+100 M Wt (g)	Assay Value Au +100(g/t)	Assay Value Au -100(g/t)	Total Weight Au +100(mg)	Total Weight Au -100(mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
21579	1939.35	17.61	2.44	0.10	0.043	0.192	0.001	0.02	0.004	0.12
21580	1834.53	19.94	6.27	0.69	0.125	1.252	0.002	0.07	0.022	0.75
21581	2280.98	19.72	0.07	0.71	0.001	1.605	0.000	0.00	0.021	0.70
21582	2543.30	19.65	16.44	0.91	0.323	2.297	0.004	0.13	0.030	1.03
21583	1564.75	22.87	34.89	1.92	0.798	2.999	0.015	0.50	0.070	2.40
21584	2393.09	26.56	22.63	1.13	0.601	2.674	0.007	0.25	0.040	1.37
21585	2536.48	23.26	43.72	0.61	1.017	1.533	0.012	0.40	0.029	1.01
21586	1945.20	21.50	14.79	0.69	0.318	1.327	0.005	0.16	0.025	0.85
21587	2333.00	16.28	60.81	1.25	0.990	2.896	0.012	0.42	0.049	1.67
21588	2197.76	20.75	0.47	0.27	0.010	0.588	0.000	0.00	0.008	0.27
21589	1254.43	10.42	1.10	0.32	0.011	0.398	0.000	0.01	0.010	0.33
21590	2474.72	21.40	0.62	0.17	0.013	0.417	0.000	0.01	0.005	0.17
21591	2435.88	26.45	0.78	0.16	0.021	0.386	0.000	0.01	0.005	0.17
21592	2492.96	27.10	0.68	0.63	0.018	1.553	0.000	0.01	0.018	0.63
21593	1929.75	22.99	0.01	0.17	0.000	0.324	0.000	0.00	0.005	0.17
21594	2374.25	28.70	0.01	0.08	0.000	0.188	0.000	0.00	0.002	0.08
21595	2020.73	28.33	1.28	0.48	0.036	0.956	0.001	0.02	0.014	0.49
21596	2273.58	18.33	0.06	0.29	0.001	0.654	0.000	0.00	0.008	0.29
21597	2527.28	27.80	0.08	1.33	0.002	3.324	0.000	0.00	0.038	1.32

Certified by ________

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation



Metallic Assay Certificate

5W-2727-RM1

Company: Q-GOLD (ONTARIO) LTD
Project: Mine Center
Attn: J. Bolen

Date: NOV-22-05

We hereby certify the following Metallic Assay of 21 Core samples submitted OCT-31-05 by .

Sample Number	Total Wt (g)	+100 M Wt (g)	Assay Value Au +100(g/t)	Assay Value Au -100(g/t)	Total Weight Au +100(mg)	Total Weight Au -100(mg)	Metallic Au (oz/ton)	Metallic Au (g/t)	Net Au (oz/ton)	Net Au (g/t)
21558	2576.93	30.82	365.50	7.95	11.265	20.242	0.127	4.37	0.357	12.23
21559	2543.31	21.84	8.01	1.00	0.175	2.521	0.002	0.07	0.031	1.06
21560	1936.57	25.82	0.71	0.24	0.018	0.459	0.000	0.01	0.007	0.25
21561	2780.83	33.40	40.36	9.67	1.348	26.568	0.014	0.48	0.293	10.04
21562	2345.20	25.99	16.43	2.06	0.427	4.778	0.005	0.18	0.065	2.22
21563	2160.34	24.16	15.52	1.39	0.375	2.969	0.005	0.17	0.045	1.55
21564	2989.10	38.36	114.15	8.78	4.379	25.907	0.043	1.46	0.296	10.13
21565	1684.12	30.52	1.56	0.04	0.048	0.066	0.001	0.03	0.002	0.07
21566	2416.38	28.59	0.02	0.14	0.001	0.334	0.000	0.00	0.004	0.14
21567	2412.21	26.14	0.29	0.16	0.008	0.382	0.000	0.00	0.005	0.16
21568	2160.69	16.54	8.46	0.75	0.140	1.608	0.002	0.06	0.024	0.81
21569	2765.65	28.25	46.62	3.15	1.317	8.623	0.014	0.48	0.105	3.59
21570	2406.34	28.17	2.43	0.97	0.068	2.307	0.001	0.03	0.029	0.99
21571	2434.39	31.41	0.01	0.05	0.000	0.120	0.000	0.00	0.001	0.05
21572	2293.49	33.86	5.17	0.79	0.175	1.785	0.002	0.08	0.025	0.85
21573	2163.17	23.49	18.26	0.73	0.429	1.562	0.006	0.20	0.027	0.92
21574	2545.40	25.26	23.08	0.90	0.583	2.268	0.007	0.23	0.033	1.12
21575	1720.84	23.83	4.45	0.52	0.106	0.882	0.002	0.06	0.017	0.57
21576	2069.14	17.87	0.01	0.16	0.000	0.328	0.000	0.00	0.005	0.16
21577	2110.90	23.39	0.01	0.07	0.000	0.146	0.000	0.00	0.002	0.07
21578	2154.49	26.06	0.01	0.11	0.000	0.234	0.000	0.00	0.003	0.11

Vowel

N. Sulfide

Certified by Denis Chartré

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd.

Assaying - Consulting - Representation

Assay Certificate

5W-2727-RA1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

Date: NOV-17-05

We hereby certify the following Assay of 21 Core samples submitted OCT-31-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21558	86.3	>10000	6.09
21559	1.6	652	-
21560	2.4	590	-
21561	40.87	4040	-
21562	4.3	849	-
21563	13.6	6970	-
21564 Vowel	7.6	1960	-
21565	0.3	117	-
21566	0.3	216	-
21567	3.2	876	-
21568	22.2	>10000	1.16
21569 N. Sulfide	32.4	7800	-
21570	15.4	2700	-
21571	0.3	91	-
21572	5.2	245	-
21573	12.0	>10000	1.39
21574	28.4	>10000	1.86
21575	9.3	5500	-
21576	9.4	3710	-
21577	1.3	1040	-
21578	2.5	1270	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

Vowel Vein

5W-2726-RA1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

Date: NOV-22-05

We hereby certify the following Assay of 20 Core samples submitted OCT-31-05 by .

Sample Number	Ag PPM	Zn PPM	Zn %
21538	12.5	>10000	6.43
21539	2.3	4680	-
21540	8.2	>10000	5.03
21541	1.1	544	-
21542	16.0	970	-
21543	1.1	314	-
21544	2.4	2610	-
21545	0.5	500	-
21546	18.4	2710	-
21547	2.3	2220	-
21548	1.7	355	-
21549	4.7	1460	-
21550	6.4	751	-
21551	2.7	183	-
21552	107.0	>10000	3.59
21553	62.4	>10000	6.72
21554	5.5	2690	-
21555	5.4	2080	-
21556	22.7	>10000	1.02
21557	102.0	>10000	5.95

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
Telephone (705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Metallic Assay Certificate

5W-2727-RM1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

Date: NOV-22-05

We hereby certify the following Metallic Assay of 21 Core samples submitted OCT-31-05 by .

Sample	Total	+100 M	Assay Value Au		Total Weight Au		Metallic Au		Net Au	
Number	Wt (g)	Wt (g)	+100(g/t)	-100(g/t)	+100(mg)	-100(mg)	(oz/ton)	(g/t)	(oz/ton)	(g/t)
21558	2576.93	30.82	365.50	7.95	11.265	20.242	0.127	4.37	0.357	12.23
21559	2543.31	21.84	8.01	1.00	0.175	2.521	0.002	0.07	0.031	1.06
21560	1936.57	25.82	0.71	0.24	0.018	0.459	0.000	0.01	0.007	0.25
21561	2780.83	33.40	40.36	9.67	1.348	26.568	0.014	0.48	0.293	10.04
21562	2345.20	25.99	16.43	2.06	0.427	4.778	0.005	0.18	0.065	2.22
21563	2160.34	24.16	15.52	1.39	0.375	2.969	0.005	0.17	0.045	1.55
21564	2989.10	38.36	114.15	8.78	4.379	25.907	0.043	1.46	0.296	10.13
21565	1684.12	30.52	1.56	0.04	0.048	0.066	0.001	0.03	0.002	0.07
21566	2416.38	28.59	0.02	0.14	0.001	0.334	0.000	0.00	0.004	0.14
21567	2412.21	26.14	0.29	0.16	0.008	0.382	0.000	0.00	0.005	0.16
21568	2160.69	16.54	8.46	0.75	0.140	1.608	0.002	0.06	0.024	0.81
21569	2765.65	28.25	46.62	3.15	1.317	8.623	0.014	0.48	0.105	3.59
21570	2406.34	28.17	2.43	0.97	0.068	2.307	0.001	0.03	0.029	0.99
21571	2434.39	31.41	0.01	0.05	0.000	0.120	0.000	0.00	0.001	0.05
21572	2293.49	33.86	5.17	0.79	0.175	1.785	0.002	0.08	0.025	0.85
21573	2163.17	23.49	18.26	0.73	0.429	1.562	0.006	0.20	0.027	0.92
21574	2545.40	25.26	23.08	0.90	0.583	2.268	0.007	0.23	0.033	1.12
21575	1720.84	23.83	4.45	0.52	0.106	0.882	0.002	0.06	0.017	0.57
21576	2069.14	17.87	0.01	0.16	0.000	0.328	0.000	0.00	0.005	0.16
21577	2110.90	23.39	0.01	0.07	0.000	0.146	0.000	0.00	0.002	0.07
21578	2154.49	26.06	0.01	0.11	0.000	0.234	0.000	0.00	0.003	0.11

(Handwritten beside samples 21563–21567: "Vousd"; beside samples 21569–21572: "N. Sulfide")

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
(705) 642-3244 Fax (705) 642-3300



Established 1928

Swastika Laboratories Ltd

Assaying - Consulting - Representation

Assay Certificate

5W-2727-RA1

Company: **Q-GOLD (ONTARIO) LTD**
Project: Mine Center
Attn: J. Bolen

Date: NOV-17-05

We hereby certify the following Assay of 21 Core samples submitted OCT-31-05 by .

Sample Number		Ag PPM	Zn PPM	Zn %
21558		86.3	>10000	6.09
21559		1.6	652	-
21560		2.4	590	-
21561		40.87	4040	-
21562		4.3	849	-
21563	Vowel	13.6	6970	-
21564		7.6	1960	-
21565		0.3	117	-
21566		0.3	216	-
21567		3.2	876	-
21568	N. Sulfide	22.2	>10000	1.16
21569		32.4	7800	-
21570		15.4	2700	-
21571		0.3	91	-
21572		5.2	245	-
21573		12.0	>10000	1.39
21574		28.4	>10000	1.86
21575		9.3	5500	-
21576		9.4	3710	-
21577		1.3	1040	-
21578		2.5	1270	-

Certified by [signature]

1 Cameron Ave., P.O. Box 10, Swastika, Ontario P0K 1T0
(705) 642-3244 Fax (705) 642-3300

APPENDIX J – AUTHOR'S WORK EXPERIENCE

RICHARD C. BEARD, P.Eng.

Principal Consultant, Northwest Mineral Development Services

Qualifications:
- B.Sc. & M.Sc. In Geological Engineering, Michigan Technological University.
- Registered Professional Engineer in the Province of Ontario.
- 39 years experience in the mineral industry, working in both the exploration and the mine development sectors of the industry. This work has including 26 years with the geology and mining departments of the Government of Ontario.

As a result of this work experience, the principal consultant has gained:
- A strong knowledge and understanding of the geology and mineral deposits of northern Ontario.
- A good working knowledge of mineral exploration methods and techniques as applied to gold, base metals and iron.
- An extensive knowledge and understanding of the permitting and approval process in Ontario.
- A first hand knowledge of legislation and regulations dealing with mine and quarry development.
- Well-established contacts with staff in many of the permitting agencies in northwestern Ontario.
- Experience in handling sensitive Aboriginal issues and concerns, and how to best communicate with First Nation communities.

Work Experience
1999 - Present
Principal Consultant, Northwest Mineral Development Services
Consulting for mineral exploration and development companies and granite quarry companies, largely assisting with the acquisition of required government permits and approvals.

1986-1998
Mineral Development Coordinator, Mines and Minerals Division, Ontario Ministry of Northern Development and Mines, Kenora, Ontario.

Provided a mineral development consulting service to clients, assisting primarily with:
- Obtaining required permits and approvals for advanced exploration and mining projects.
- Obtaining government financial assistance, when available.

- Resolving sensitive issues arising between Aboriginal communities and exploration/mining projects.

1980 - 1986
Mineral Resources Coordinator
Ministry of Natural Resources, Kenora, Ontario
Directed the Mineral Management program for the Northwest Region,
planning and developing projects and strategy, supervising, directly and indirectly a staff of up to 10, and managing a budget of over $300,000. Maintained close liaison with mineral resource industry in the region providing assistance where required. Monitored private and public sector activity, advising senior management of the Ministry of impending problems and
program needs.

1973 - 1980
Regional Geologist
Ministry of Natural Resources, Kenora, Ontario
Carried out all of the functions noted above, but also provided Resident Geologist services for the Kenora Mining Division.

1972 - 1973
Consulting Geologist, Toronto
Contracted geological services in northern Ontario, Quebec, and Manitoba.

1970 - 1972
Regional Geologist
Amoco Canada Petroleum Co. Ltd., Mining Division, Toronto
Directed mineral exploration for eastern Canada, reporting to Manager of Mining Division, Canada. Supervised staff of four geologists and managed a budget of over $2 million. Responsible for preparing budgets, hiring staff, initiating research, and selecting areas for exploration.

1967 - 1970
Area Geologist
H.K. Porter Co., Thetford Mines, Quebec
Managed a small (3 man) exploration office, carrying out base metal, gold, and asbestos exploration in eastern Quebec and New England states. Initiated programs locally and reported to Chief Geologist in Pittsburgh.

1965 - 1967
Project Geologist
Anaconda American Brass Ltd., Noranda, Quebec
Responsible for field supervision of integrated exploration projects in northeast Ontario and northwest Quebec. Also property examinations, compilations, and research projects. Supervised field camps of up to 18 men.

October 1959 to June 1965
Project Geologist
Pickands Mather and Company, Duluth, Minnesota
Carried out exploration and evaluation programs, largely for iron, in the Lake Superior District. Some open pit and underground mine geology on a consulting basis.

1955 - 1958
Geophysicist
Chevron Oil Company, Houston, Texas
Worked on seismic geophysical crew, at locations throughout western Canada and western and southwest U.S. Duties as instrument operator included supervision of field crew of 8 – 12 men. Duties as "computer" included supervision of small office staff, general accounting, and reduction of field data.